Valley National Bancorp

2006 Annual Report

Valley National Bancorp is a regional bank holding company with over $12 billion in assets as of December 31, 2006.

Valley National Bank, its principal subsidiary, is a super community bank that operates 169 branch offices in 110 communities throughout 12 counties in northern and central New Jersey and New York City.

Historical Financial Data

Historical Financial Data (1986–2006)*

(Dollars in millions, except for share data)

Year End	Total Assets	Net Income	Diluted Earnings Per Share (7)	Return on Average Assets	Return on Average Equity	Dividends Per Share	Stock Splits and Dividends	
2006	**$12,395**	**$163.7**	**$1.40**	**1.33%**	**17.24%**	**$0.85**	**5/06 - 5%**	**Stock Dividend**
2005	12,436	163.4	1.42	1.39	19.17	0.83	5/05 - 5%	Stock Dividend
2004	10,763	154.4	1.41	1.51	22.77	0.81	5/04 - 5%	Stock Dividend
2003	9,873	153.4	1.40	1.63	24.21	0.77	5/03 - 5%	Stock Dividend
2002	9,148	154.6 (1)	1.36	1.78	23.59	0.73	5/02 - 5:4	Stock Split
2001	8,590	135.2 (2)	1.14	1.68	19.70	0.69	5/01 - 5%	Stock Dividend
2000	6,426	106.8	1.10	1.72	20.28	0.64	5/00 - 5%	Stock Dividend
1999	6,360	106.3 (3)	1.04	1.75	18.35	0.61	5/99 - 5%	Stock Dividend
1998	5,541	97.3 (4)	1.00	1.82	18.47	0.55	5/98 - 5:4	Stock Split
1997	5,091	85.0	0.90	1.67	18.88	0.48	5/97 - 5%	Stock Dividend
1996	4,687	67.5 (5)	0.80	1.47	17.23	0.43	5/96 - 5%	Stock Dividend
1995	4,586	62.6 (6)	0.72	1.40	16.60	0.41	5/95 - 5%	Stock Dividend
1994	3,744	59.0	0.81	1.60	20.03	0.38	5/94 - 10%	Stock Dividend
1993	3,605	56.4	0.78	1.62	21.42	0.31	4/93 - 5:4	Stock Split
1992	3,357	43.4	0.61	1.36	19.17	0.27	4/92 - 3:2	Stock Split
1991	3,055	31.7	0.45	1.29	15.40	0.26		
1990	2,149	28.6	0.42	1.44	14.54	0.26		
1989	1,975	36.0	0.50	1.92	19.93	0.25		
1988	1,835	34.2	0.48	2.00	20.96	0.23	7/88 - 3:2	Stock Split
1987	1,663	32.1	0.46	2.02	22.95	0.21		
1986	1,615	29.6	0.43	1.99	24.90	0.17	5/86 - 3:2	Stock Split

All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented.

(1) Includes a tax benefit of $8.75 million due to the restructuring of a subsidiary into a REIT.

(2) Includes a charge of $7.0 million, net of tax, recorded in connection with the Merchants New York Bancorp, Inc. merger.

(3) Includes a charge of $2.2 million, net of tax, recorded in connection with the Ramapo Financial Corp. merger.

(4) Includes a charge of $3.2 million, net of tax, recorded in connection with the Wayne Bancorp, Inc. merger.

(5) Includes a $3.8 million FDIC SAIF assessment, net of tax.

(6) Includes a charge of $5.4 million, net of tax, recorded in connection with the Lakeland First Financial Group, Inc. merger.

(7) Beginning in 1997, earnings per share is presented on a diluted basis.

* Data for years prior to 2001 exclude Merchants New York Bancorp, Inc.; for years prior to 1999 exclude Ramapo Financial Corp.; for years prior to 1998 exclude Wayne Bancorp, Inc.; for years prior to 1997 exclude Midland Bancorp, Inc.; and for years prior to 1995 exclude Lakeland First Financial Group, Inc.

Letter to our Shareholders



This was a challenging year for the banking industry and, despite an inverted yield curve, margin decline and fierce price-based competition, Valley continued to produce solid results. We outperformed most of our peers while maintaining the pristine credit quality that has made us a distinguished lender in the financial services industry.

Gerald H. Lipkin
Chairman of the Board,
President & CEO

2006...Year of Expansion

Valley National Bancorp

Valley reported net income of $163.7 million for the year ended December 31, 2006. The inverted yield curve contributed to lower loan revenue and higher overall funding costs which negatively impacted net income for 2006. Fully diluted earnings per common share were $1.40 for 2006.

During 2006, Valley's Board of Directors issued a five percent stock dividend while increasing the cash dividend to $0.85 per share. This marked the 37th time in the last 38 years that Valley increased its dividend payout. The Board of Directors has never reduced the regular cash dividend in the bank's 79-year history and strongly believes that cash dividends are an important component of shareholder value. Valley's annual dividend rate, adjusted for stock splits and stock dividends, has increased on a restated basis approximately 1,600 percent from $0.05 per share in 1981 to $0.85 per share in 2006.

Valley remains committed to its focused branch expansion plan which targets attractive locations within one hour of our headquarters in Wayne, New Jersey.

We celebrated the opening of nine de novo offices in 2006 and increased our market presence in New Jersey and New York with branches in Denville, Keansburg, Paterson, River Vale, Upper Montclair,


Valley National Bank
Valley National Bank
GRAND OPENING
GRAND OPENING

Valley's Woodbridge branch is one of nine new branches opened during 2006. As with all Valley branches, this new branch is designed to enhance customer service.

2006...Year of Expansion

Woodbridge and three offices in Manhattan.

Utilizing demographic research, Valley is positioned to continue its growth strategy to increase our customer base. Our expansion strategy is designed to find the most attractive real estate sites to enhance our presence in neighboring communities, including new markets such as Kings, Queens and Rockland Counties.

This initiative is consistent with Valley's goal of increasing the value of the franchise by providing the bank with an opportunity to introduce our product lines and superior customer service.

As a way to support Valley's growing branch network, we expanded our marketing and branding efforts in 2006. We heightened our advertising through various media channels to create a broader awareness of the Valley brand. As a marketing tool, Valley's newly redesigned website includes comprehensive product and service descriptions. In addition, the website offers the ability to apply online for many consumer loan products and a free online banking and bill pay system. The site receives nearly one million "hits" per month.

Our Kids First Savings Club℠ Account continued to see strong growth in 2006 and by year-end the number of accounts increased by nearly 20 percent. We experienced a positive response from our Perfect Checking promotions as well as our Perfect Switch®, which is a simple, safe and secure service


Gerald H. Lipkin
Chairman, President & CEO
Valley National Bank

Valley's "friendly" brand promise was delivered through various media channels in 2006, including 30-second television spots featuring Gerald Lipkin.


Valley National Bank
Checking Accounts
Savings Accounts
Mortgage/ Consumer Loans
Card Services
▸ Learn More
business friendly
VNBKids.com
ATM & Branch
Contact Us

Valley's redesigned website receives almost one million "hits" per month, up 23 percent from 2005.

that conveniently transfers a new customer's prior banking relationship to Valley. As always, the key to our retail success relies on our commitment to quality of service and customer satisfaction.

Our seasoned Commercial Mortgage Lending Division continues to cultivate new business opportunities in both its permanent financing and its construction portfolios by expanding client relationships, promoting our services to new markets and developing cross-sell opportunities.

In the competitive middle market arena, we have continued to grow by providing customized solutions for our commercial clients that are fostered by our entrepreneurial attitude and time-tested product knowledge and understanding of the communities which we serve.

In addition to our traditional banking products, we also offer equipment leasing and financing for general aviation through our subsidiary, Valley Commercial Capital, LLC (VCC). Innovative financing packages in nearly every industry, including technology, food service, healthcare, manufacturing, printing, telecommunications and finance are also available through VCC.

Our Healthcare Division specializes in providing personalized services tailored to meet the needs of the medical community in our market. Our lending professionals have designed a suite of services to assist these customers in managing both their medical practices and personal finances.


This project financed by
Valley National Bank
973-305-4013

This development in Monmouth County is one of many projects Valley has financed. Our lending officers continue to offer effective financial solutions for our business customers.


Valley National Bank
ATM
Free Checking
•FREE first order of checks
•FREE Check Card
•FREE Online Banking
•FREE BillPay

Valley's branch and marketing efforts resulted in a 67.4 percent increase in new checking households year-over-year.



Valley Commercial Capital, LLC has focused on several industries this year through professional affiliations and has increased its market share through these efforts.

2006...Year of Expansion

Valley's Corporate and Government Services team remains focused on providing Valley's business customers with the most up-to-date tools to effectively manage cash flow, maximize investment income, simplify routine account management tasks and combat fraud. These cash management tools include VNB Connect Plus® online business banking, which added real-time processing capabilities this year. Additionally, VNB Escrow Plus, Valley Lockbox Services, Controlled Disbursements, Payroll Direct Deposit and Positive Pay/Payee are services that are provided to our corporate and municipal customers.

Lending to consumers also remains a core business, serving the diverse credit needs of the community. Valley has accomplished this by consistently offering a wide array of consumer credit products while avoiding loans that might be deemed to be "predatory" or "high risk". This has resulted in loan portfolios that have been labeled as "super prime". Our Consumer Lending Division also expanded its activities beyond Valley's traditional branch banking footprint, providing mortgage financing throughout the continental United States.

Through Valley's ever-growing family of automobile dealers, auto lending continues to grow in volume, as well as geographically with operations currently in four states.

Valley is more than a bank that only concerns itself with the bottom line – Valley is an active and responsible neighbor, committed to community development efforts. We consider



Corporate and Government Services introduced "real-time" processing capabilities to VNB Connect Plus® users in 2006.



Healthcare Lending grew their portfolio by 46 percent in 2006.

it our fundamental responsibility to support deserving causes and organizations wherever we do business.

Valley understands the needs of our marketplace because our employees are actively involved in the communities we serve. During 2006, Valley provided financial funding to numerous worthy causes as well as encouraging and supporting employee volunteerism. We also introduced a new financial literacy initiative designed to teach local students the importance of saving. All of these efforts strengthen our long-term ties to the communities we serve, while reinforcing Valley's brand identity as a super community bank dedicated to the needs of our neighbors.

Looking forward, we remain focused on enhancing our shareholders' investments, despite many changes in the banking industry. Our asset quality remains strong and our business is located in one of the most dynamic economic geographies in the country. We are focused on strengthening the value of the Valley brand by providing superior customer service, enhanced technology and new product offerings. This is the strategy by which Valley has built its foundation and one that will continue to support us in achieving our goals in 2007.

On behalf of our Board of Directors, the Valley management team and our valued employees, thank you for your continued support.



Valley's Residential Mortgage Division continues to offer flexible terms and competitive rates while maintaining excellent credit quality.



Valley employees joined the 2006 Paterson Habitat for Humanity Corporate Challenge to make homeownership a reality for local families.



Valley strongly encourages employees to get involved in promoting financial literacy education to children in our communities.

Board of Directors



Gerald H. Lipkin
Chairman of the Board,
President & CEO



Andrew B. Abramson
President/CEO
Value Companies, Inc.



Pamela R. Bronander
Vice President
KMC Mechanical, Inc.



Eric P. Edelstein, CPA
Executive VP and CFO
Griffon Corporation



Gerald Korde
President
Birch Lumber Company, Inc.



Michael L. LaRusso
Financial Consultant



Robinson Markel, Esq.
Attorney
Katten Muchin Rosenman LLP



Robert E. McEntee, CPA
Management Consultant

IN MEMORIAM

Spencer B. Witty

Director from
1992–2006





Mary J. Steele Guilfoile, CPA
Chairman
MG Advisors, Inc.



H. Dale Hemmerdinger
President
The Hemmerdinger Corp.



Graham O. Jones, Esq.
Attorney
Jones & Jones



Walter H. Jones, III, Esq.
Former Chairman
Hoke, Inc.



Richard S. Miller, Esq.
President
Williams, Caliri,
Miller & Otley P.C.



Barnett Rukin
CEO
SLX Capital Management



Jack Kay
Emeritus



Wilma Falduto
Assistant Secretary

Executive Management



Peter Crocitto
Executive Vice President



Albert Engel
Executive Vice President



Alan D. Eskow, CPA
Executive Vice President, CFO
& Corporate Secretary



James G. Lawrence
Executive Vice President



Robert M. Meyer
Executive Vice President



Robert J. Mulligan
President, Wealth Management
& Insurance Services

2006 Officers and Directors

Valley National Bancorp

Gerald H. Lipkin
Chairman of the Board, President & CEO

Peter Crocitto
Executive Vice President

Alan D. Eskow, CPA
Executive Vice President, Chief Financial Officer and Corporate Secretary

Albert Engel
Executive Vice President

James G. Lawrence
Executive Vice President

Robert M. Meyer
Executive Vice President

Jack M. Blackin
Senior Vice President and Assistant Secretary

Wilma Falduto
Assistant Secretary

BOARD OF DIRECTORS
Andrew B. Abramson
Pamela R. Bronander
Eric P. Edelstein, CPA
Mary J. Steele Guilfoile, CPA
H. Dale Hemmerdinger
Graham O. Jones, Esq.
Walter H. Jones, III, Esq.
Gerald Korde
Michael L. LaRusso
Gerald H. Lipkin
Robinson Markel, Esq.
Robert E. McEntee, CPA
Richard S. Miller, Esq.
Barnett Rukin
John Kay, Emeritus
Spencer B. Witty, Emeritus*

* Deceased

Valley National Bank

OFFICERS

Chairman of the Board, President & CEO
Gerald H. Lipkin

Executive Vice Presidents
Peter Crocitto
Albert Engel
James G. Lawrence
Robert M. Meyer

Executive Vice President, Chief Financial Officer & Corporate Secretary
Alan D. Eskow, CPA

President, Wealth Management & Insurance Services
Robert J. Mulligan

First Senior Vice Presidents
Carol B. Diesner
Kermit R. Dyke
Robert E. Farrell
Richard P. Garber
Eric W. Gould
Walter M. Horsting
Peter T. Jackey
Sheila M. Leary
Garret G. Nieuwenhuis
John H. Noonan
Barbara M. Mohrbutter
Bernadette M. Mueller
John H. Prol

Senior Vice Presidents
Michael D. Altman
Gerald H. Attanasio
Jack M. Blackin
Manfred A. Brockmann
Elizabeth Butler
Rosemarie A. Calabro
Martin J. Carbotti
Charles R. Casser
Christopher J. Coiley
Frank T. Cosentino
Stephen P. Davey
Elizabeth E. De Laney
Lawrence E. Flack
Wayne Fritsch
Michael J. Ghabrial
Dianne M. Grenz
Edward C. Gurskis
Dorothy J. Kahlau
Jeffrey S. Kramer
Leonard S. Levine
Daniel McCarty, CPA
James K. Moore
Russell C. Murawski
John J. Murphy, CPA
Kenneth W. Nickel
Douglas D. Oliver
Andrea T. Onorato
Marianne Potito
Ira D. Robbins
Harry A. Rosen
Richard A. Schornstein
Richard M. Seguine
Sandra L. Seville
Alfred Sorrentino, Jr.
Thomas Sparkes
Christopher J. Widdis

Senior Vice President & General Counsel
Lucinda P. Long, Esq.

Senior Vice President & Trust Officer
Peter V. Moehle

Senior Vice President & Chief Audit Executive
Christine K. Baldyga, CPA

First Vice President & Controller
Mitchell L. Crandell, CPA

GLEN RAUCH SECURITIES, INC.
Glen R. Rauch, *President and CEO*

HALLMARK CAPITAL MANAGEMENT, INC.
Peter S. Hagerman, *President and CEO*

MASTERS COVERAGE CORP.
Michael Daniels, *President and CEO*
Saul J. Friedland, *Executive VP*
Arthur A. Schwartz, *Executive VP*

MERCHANTS NEW YORK COMMERCIAL CORP.
Irwin Schwartz, *President*

NEW CENTURY ASSET MANAGEMENT, INC.
Robert C. Kleiber, *President and CEO*

VALLEY COMMERCIAL CAPITAL, LLC
Walter M. Horsting, *President*

VALLEY NATIONAL TITLE SERVICES, INC.
Joseph A. Perconti, *President and CEO*

VNB LOAN SERVICES INC.
Jaennine M. Gonzalez, *President*

VNB MORTGAGE LOANS, INC.
Kimberly Capanna, *President*

VNB MORTGAGE SERVICES, INC.
Albert Engel, *President*
Donna Finck, *First Vice President*

VNB NY CORP
James G. Lawrence, *President*
John H. Prol, *First Senior Vice President*

Branch Locations *as of March 1, 2007*

New Jersey


Rockland
Sussex
Passaic
Bergen
Warren
Morris
Essex
Hudson
Union
Hunterdon
Somerset
Middlesex
Monmouth
Mercer

New York


Manhattan
Queens
Brooklyn

Under Development

New Jersey

Bergen
Hackensack

Hudson
Jersey City

Middlesex
Edison
North Brunswick–2
Piscataway

Monmouth
Manalapan
Milltown
Freehold

Somerset
Hillsborough

New York

Brooklyn–4

Queens–2

Manhattan–1

Rockland
Montebello

Current Locations
Coming Soon

see complete branch listing on inside back cover

Consolidated Statements

Financial Condition

Valley National Bancorp & Subsidiaries
(in thousands, except for share data)

	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks	$ 236,354	$ 246,119
Interest bearing deposits with banks	7,795	13,926
Federal funds sold	175,000	—
Investment securities:		
Held to maturity, fair value of $1,090,883 and $1,218,081 in 2006 and 2005, respectively	1,108,885	1,229,190
Available for sale	1,769,981	2,038,894
Trading securities	4,655	4,208
Total investment securities	2,883,521	3,272,292
Loans held for sale	4,674	3,497
Loans	8,331,685	8,130,457
Less: Allowance for loan losses	(74,718)	(75,188)
Net loans	8,256,967	8,055,269
Premises and equipment, net	209,397	182,739
Bank owned life insurance	189,157	182,789
Accrued interest receivable	63,356	57,280
Due from customers on acceptances outstanding	9,798	11,314
Goodwill	181,497	179,898
Other intangible assets, net	29,858	37,456
Other assets	147,653	193,523
Total Assets	$ 12,395,027	$ 12,436,102
Liabilities		
Deposits:		
Non-interest bearing	$ 1,996,237	$ 2,048,218
Interest bearing:		
Savings, NOW and money market	3,561,807	4,026,249
Time	2,929,607	2,495,534
Total deposits	8,487,651	8,570,001
Short-term borrowings	362,615	582,575
Long-term borrowings	2,484,914	2,245,570
Bank acceptances outstanding	9,798	11,314
Accrued expenses and other liabilities	100,459	94,732
Total liabilities	11,445,437	11,504,192
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 173,139,309 shares; issued 116,890,623 shares in 2006 and 116,985,373 shares in 2005	41,212	39,302
Surplus	881,022	741,456
Retained earnings	97,639	177,332
Accumulated other comprehensive loss	(30,873)	(24,036)
Treasury stock, at cost (1,533,355 common shares in 2006 and 92,320 common shares in 2005)	(39,410)	(2,144)
Total shareholders' equity	949,590	931,910
Total Liabilities and Shareholders' Equity	$ 12,395,027	$ 12,436,102

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's SEC Form 10-K.

Income

VALLEY NATIONAL BANCORP & SUBSIDIARIES
(in thousands, except for share data)

	Years ended December 31, 2006	2005	2004
Interest Income			
Interest and fees on loans	$ 544,440	$ 461,443	$ 370,921
Interest and dividends on investment securities:			
Taxable	140,979	145,266	134,274
Tax-exempt	11,886	12,331	11,587
Dividends	5,896	4,800	1,848
Interest on federal funds sold and other short-term investments	4,170	1,244	296
Total interest income	707,371	625,084	518,926
Interest Expense			
Interest on deposits:			
Savings, NOW and money market	75,822	55,456	23,115
Time	112,654	67,601	46,832
Interest on short-term borrowings	18,211	16,516	5,258
Interest on long-term borrowings	109,563	87,086	71,402
Total interest expense	316,250	226,659	146,607
Net Interest Income	391,121	398,425	372,319
Provision for loan losses	9,270	4,340	8,003
Net Interest Income after Provision for Loan Losses	381,851	394,085	364,316
Non-Interest Income			
Trust and investment services	7,108	6,487	6,023
Insurance premiums	11,074	11,719	13,982
Service charges on deposit accounts	23,242	22,382	20,242
(Losses) gains on securities transactions, net	(5,464)	(461)	6,475
Gains on trading securities, net	1,208	1,717	2,409
Fees from loan servicing	5,970	7,011	8,010
Gains on sales of loans, net	1,516	2,108	3,039
Bank owned life insurance	8,171	7,053	6,199
Other	19,239	15,717	17,943
Total non-interest income	72,064	73,733	84,322
Non-Interest Expense			
Salary expense	109,775	105,988	99,325
Employee benefit expense	28,592	26,163	24,465
Net occupancy and equipment expense	46,078	41,694	36,368
Amortization of other intangible assets	8,687	8,797	8,964
Professional and legal fees	8,878	9,378	6,388
Advertising	8,469	7,535	7,974
Other	39,861	38,036	36,559
Total non-interest expense	250,340	237,591	220,043
Income Before Income Taxes	203,575	230,227	228,595
Income tax expense	39,884	66,778	74,197
Net Income	$ 163,691	$ 163,449	$ 154,398
Earnings Per Common Share:			
Basic	$ 1.40	$ 1.43	$ 1.42
Diluted	1.40	1.42	1.41
Cash Dividends Declared Per Common Share	0.85	0.83	0.81
Weighted Average Number of Common Shares Outstanding:			
Basic	116,542,296	114,396,427	108,785,069
Diluted	117,017,758	114,819,259	109,344,515

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's SEC Form 10-K.

Advisory Boards

Auto Dealer Advisory Board

Frederick C. Ayers
Ayers Chevrolet Oldsmobile, Inc.

Steven K. Cooper
Jack Trebour Ford Suzuki

Lawrence T. Fette
Fette Imports, Inc.

Kenneth Gensinger
Gensinger Motors

Leonard Haiken
Prestige Imports, Inc.

Lee M. Horner
Wyman Ford, Inc.

Stuart Lasser
Saturn of Denville, Livingston & Mt. Olive

Gerald A. Lustig
Acura of Denville

Samuel A. Magarino
Magarino Ford, Lincoln-Mercury, LLC

Reneé P. McGuire
McGuire Auto Group, LLC

Fred J. Meyers
Preakness Chevrolet, Inc.

David Nappa
Wayne Auto Sales, Inc./ Dayton Toyota

Eric Nielsen
Dover Chrysler Plymouth, Inc.

Dennis C. Oberle
Mahwah Sales & Service, Inc.

David Oostdyk
Royal Pontiac & Oldsmobile, Inc.

Robert X. Robertazzi
Liberty Lincoln-Mercury, Inc.

Edward Rossi
Rossi Chevrolet Pontiac Oldsmobile Buick GMC, Inc.

James A. Salerno
Jim Salerno Pontiac, Buick, GMC

Craig A. Schultz
Schultz Ford, Inc.

Robert A. Senior
Three County Volkswagen Corp.

Peter A. Spina
Wayne Motors, Inc.

Gary M. Tursi
Gearhart Chevrolet, Inc.

Central Regional Advisory Board

George Bean
The George Bean Co.

Melvin Cohen
Handi-Hut, Inc.

Robert D'Alessandro
Welco CGI Gas Tech, LLC

Morris Diamond
The Diamond Agency

Phil Forte
Sandy Hill Building Supply Co.

Stanley Lee Gottlieb
The Diamond Agency

Arthur S. Gurtman
Consultant

Joseph Guttilla
Chopper Express

Mitchell Herman
Service Fabrics, Inc.

Charles Infusino
Little Falls Shop-Rite, Inc.

Sanford Kalb
Private Investor

Edna Kanter
Passaic-Clifton Driv-Ur-Self System, Inc.

Jack Kaplowitz
Birch Lumber Company

Carolyn Kessler
Kessler Industries, Inc.

Marc J. Lenner
Lester M. Entin Associates

Donald Lesser
Pine Lesser & Sons

Robert Lieberman
All-Ways Advertising Company

Anthony J. Marino
Century 21 Construction Corp.

Anthony J. Mazzone
Innovation Data Processing, Inc.

John V. McGrane
McGrane Mortgage Company

Frank Misischia
FLM Graphics

Jeffrey Moll
Consultant

Patrick Mucci, Jr.
Group Advisory, Inc.

George Poydinecz
Developer

Joshua Rabinowitz
The ADI Group

Vincent Riviello
Atlantic Coast Fibers, LLC

Eastern Regional Advisory Board

JoAnn Andriola
Book Chevrolet Buick, Inc.

Gilbert Buchalter
Pharmaceutical Innovations, Inc.

John F. Coffey II, Esq.
Attorney-at-Law

Francis J. Costenbader, Esq.
Attorney-at-Law

Charles Cumella
Fedco Steel Corporation

Andrew Fiore, Jr.
AWF Leasing Corporation

John E. Garippa, Esq.
Garippa, Lotz & Giannuario

Alan Golub
Modern Electric Co.

Peter A. Goodman
Goodman Sales Co., Inc.

Charles B. Hummel
Hummel Machine & Tool Co.

Robert Kuhl
J. Kuhl Metals, Inc.

Alan Lambiase
River Terminal Development Co.

Joseph LaScala
Bell Mill Construction Co., Inc.

John J. Martello
John J. Martello, Inc.

Thomas Martin
CP Test Services, Inc.

Joseph Melone
San Carlo Restaurant

David Newton
Newrent, Inc.

Joseph Petito
Sunset Deli & Liquors

Licinio Silva
Silva & Silva, Inc.

Maria Silva
European Travel Agency

Pasquale P. Tremonte
Fulton Building Co., Inc.

Richard Tully
Kearny Shop-Rite

William Van Ness
Van Ness Plastic Molding Co.

J. Scott Wright
Graphic Management, Inc.

Valley National Bancorp

Monmouth Regional Advisory Board

Bruce Arbeiter
Jupiter Equity Group

Carl Bachstadt
Bachstadt Tavern

Salvatore Barbagallo
Monmouth Excavators, Inc.

Elwood Baxter
E. L. Baxter Co., Inc.

George Blair
Retired/Shrewsbury State Bank

Robin Blair
Kellenyi Johnson Wagner, Architects

Linda Brenner
Ricciardi Family, LLC

Dr. Eugene Cheslock
Retired

M. Scott Coleman
Contemporary Motor Cars, Inc.

John Conti
Shore Haven Mobile Home Park

Anthony Coppola
Alliance Title Agency

Terry Daverio
Lincroft Inn, Inc.

Robert Devino
B. Devino Construction Co.

Douglas Douty
Lusty Lobster, Inc.

Robert Dykeman
Dykeman Associates

Ben Epstein
TJBFB Realty, LLC

John Giunco, Esq.
Giordano, Halleran & Ciesla

James Harkness
Retired

Jacob Helfrich
R. Helfrich & Son

Guy Hembling
Charles B. Hembling & Sons, Inc.

Charles Hockey
Pat Keelen & Sons, Inc.

Terry Ingram
Consultant

Jack Kay
Retired

William Kennedy
Kennedy Insurance Agency

Frank Luccarelli
Dearborn Farms, Inc.

Judy Martinelly
Brokers 3, Inc.

Dennis McKenna
Home Mark Homes, Inc.

Hon. Edward J. McKenna, Jr.
McKenna Dupont Higgins & Stone, PC

Warren McManus
Boynton Benefits Corp.

Ron Newell
Allied Fire and Safety Equipment, Co.

Robert O'Neill
Spatial Design, Inc.

Spiro Pappas
Comfort Inn

Gregory Pfleger
John F. Pfleger Funeral Home, Inc.

Vincent Raine
Rubin & Raine, II, Inc.

Bruce Robinson
Robinson Consulting Group, LLC

Vincent Russo
Vincent J. Russo Realty Co.

Allan Sockol
Contemporary Motor Cars, Inc.

David Stavola
Stavola Companies

Charles Straub
Straub Motors, Inc.

Alphonso Tomaino
Retired

J. Robert Warncke
Bob Warncke Associates

Warren Waters
River Development, LLC

John Werner
Werners Automotive, Inc.

Rudolf Wobito
Wobito Construction

James Wolff
Chiropractor

Brett Woodward
Woodward Construction Co.

New York Regional Advisory Board

Joseph Abergel
Jomark/Satex

Peter Baum
Baum Bros. Imports, Inc.

Stanley Blum
Blum & Fink, Inc.

Edward Blumenfeld
Blumenfeld Development Group, Ltd.

Arthur Fefferman
AFC Realty Capital, Inc.

Jack Forgash
Tri-Realty Management Corp.

Fredric H. Gould
Gould Investors

Rudolf H. Hertz
Consultant

Robert Israel
Kentshire Galleries, Ltd.

Peter Jakobson, Jr.
Jakobson Properties, LLC

Steven U. Leitner, Esq.
Attorney-at-Law

William Lerner
Imperial Parking Systems, Inc.

Nathan Lubow
Consultant

Sara L. Mayes
Gemini Shippers Group

Alan Mirken
Aaron Publishing Group

Mitchell Nelson, Esq.
Warshaw, Burstein, Cohen, Schlesinger & Kuh, LLP

Joel I. Picket
Gotham Organization, Inc.

Mark Rachesky
MHR Fund Management Company

Harvey Ravner
Private Investor

Suresh L. Sani
First Pioneer Properties

Leonard Schlussel
Welbilt Equipment Corporation

Charles I. Silberman
S. Parker Hardware Manufacturing Corp.

Marcia Toledano
990 AvAmericas Associates

John Usdan
Midwood Management Corp.

Northern Regional Advisory Board

Donald Aronson
Donald Aronson Consulting Group

Peter D. Brown
South Beach Company

Donald N. Dinallo
Terminal Construction Corp.

Bernard Dorfman, Esq.
Attorney-at-Law

Advisory Boards

Northern Regional Advisory Board *(cont.)*

Judith Greenberg
Heritage Management Co.

Arthur Joseph
Krass-Joseph, Inc.

Robert W. Landzettel
Lazon Paint & Wallpaper Co.

Burton Lerner
Tenavision, Inc.

Larry Levy, Esq.
Marcus & Levy

Stewart C. Libes
Consultant

Anthony F. Marangi
CDM 400 Enterprises

Roy G. Meyer
Consultant

John Nakashian
H. H. Nakashian & Sons

Hal Parnes
The Parnes Company

Richard Pearson
Fleet Equipment Co.

James R. Poole
NorthMarq Capital

Audrey Rabinowitz
Plaza Research

David Rabinowitz
Plaza Research

Lawrence Schwartz
Apex Foot Health Services, Inc.

Albert Skoglund
Hiller & Skoglund, Inc.

Marvin Van Dyk
Van Dyk Health Care, Inc.

Arthur M. Weis
Capintec, Inc.

Southern Regional Advisory Board

Alan Braunstein
Worldwide Wholesale Floor Coverings, Inc.

Bernard Burkhoff
The Real Estate Investment Group

William Cohen
Go-Lightly Candy Company

Anthony Costa
Restauranteur

Jack Felicio
Rhombus Software, Inc.

Gerald B. Green
Consultant

Steven R. Gross
Metro Insurance Services, Inc.

Kenneth Jayson
Jayson Oil Company

Herbert Lefkowitz
Consolidated Simon Distributors, Inc.

Seymour Litwin
Prudential Pioneer Real Estate

Lawrence J. Massaro
Lordina Builders, Inc.

Anthony Sa
Sa & Sons Construction Co., Inc.

Barry Segal
Bradco Supply Corp.

Marvin H. Strauss
Newark Chapter Service Corps of Retired Executives

Sanford C. Vogel
Vogel & Gast

Western Regional Advisory Board

Albert Burlando
Almetek Industries, Inc.

Steven Dickman
Dickman Business Brokers

George Dominguez
Sunrise House Foundation, Inc.

Gerhardt Drechsel
Eagle American Realty, Inc.

Paul Dunajchuk
Roxbury Water Co.

Gene Feyl
Consultant

Alan Goldstein, Esq.
Nussbaum, Stein, Goldstein, Bronstein & Kron

John Grabovitz
Roxbury Enterprises, LLC

George Hagemeister
Consultant

Jackie Harrison
Center for Humanistic Change

Willard Hedden
Consultant

Joseph Kubert
Joe Kubert School of Cartoon & Graphic Art, Inc.

William H. McNear
McNear Excavating, Inc.

Kathleen Medore
National Fruit & Essences, Inc.

Ronald Petillo
Petillo Enterprises, Inc.

Roy Solondz
Roxbury Mortgage Co., Inc.

Stella Visaggio
Hackettstown Community Hospital

West Essex Regional Advisory Board

Bernie Adler
Adler Development

Jeffrey Birnberg
J. Birnberg & Associates, LLC

Patrick D'Angola
PMD Consultants, Inc.

James Demetrakis, Esq.
Attorney-at-Law

Kenneth Elkin
Summit Stainless Steel, LLC

George J. Fiore
Real Estate Environmental Insurance Consultant

George Gellert
Atlant Corp.

Jay Gerish
J. Gerish, Inc.

Donald Gottheimer
D & B Wholesale Cosmetics, Inc.

Steven Katz
Sterling Properties Group

Frank Kobola
Koburn Investments

Jan Kokes
The Kokes Organization

Richard Mandelbaum
Mandelbaum & Mandelbaum Investors

Solomon Masters
ERA Masters Realty

Charles Moss, Jr.
Bow-Tie Building Times Square

Steven Nussbaum
PF Pasbjerg Development Co.

Lawrence Pantirer
BNE Associates

Lawrence Rappaport, Esq.
Attorney-at-Law

Robert Ringley
Ber Plastics, Inc.

Stacey Rudbart
JB Hanauer & Co.

Mort Salkind
Fox Development

Ben Sher
Consultant

Arnold Speert
William Paterson University

Richard Ullman
National Vision Administrators

Salvatore Valente
Bildisco Manufacturing Co., Inc.

Eric Witmondt
Woodmont Properties, LLC

Professionals Group Advisory Council (PGAC)

Anne E. Aronovitch, Esq.
Coughlin Duffy, LLP

Fredric F. Azrak, Esq.
Azrak & Associates, LLC

Spiros Backos, CPA
Backos & Associates, PC

Joseph L. Basralian, Esq.
Winne, Banta, Hetherington, Basralian & Kahn, P.C.

Thomas J. Benedetti, Esq.
Viola, Benedetti & Azzolini, LLC

Gary D. Bennett, Esq.
Koch Koch & Bennett

Robert J. Blackwell, CPA
Levine Jacobs & Company, L.L.C.

Leonard Boxer, Esq.
Stroock Stroock & Lavan, LLP

Joseph W. Boyle, CPA
Meisel, Tuteur & Lewis, P.C.

Milton Brown, PA

Charles M. Carella, Esq.
Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein

Frank A. Carlet, Esq.
Carlet, Garrison, Klein & Zaretsky, L.L.P.

Barry A. Cohen, Esq.
Gelman Gelman Wiskow & McCarthy, LLC

Frederick L. Cohen, CPA
Cohen, Friedman, Dorman, Leen & Co.

Jonathan T. K. Cohen, Esq.
Law Offices of Jonathan T.K. Cohen, PC

Ralph A. Contini, CPA
Ralph A. Contini, CPA, LLC

Roger J. Desiderio, Esq.
Bendit Weinstock, P.A.

John D. Fanburg, Esq.
WolfBlock Brach Eichler

Gary R. Feitlin, Esq.
Feitlin, Youngman, Karas & Youngman, LLC

Ted M. Felix, CPA
Lazar Levine & Felix LLP

Robert A. Fodera, CPA
Weiser, LLP

Michael A. Gallo, Esq.
Schenck, Price, Smith & King, LLP

Saverio (Sam) R. Garruto, CPA
J.H. Cohn LLP

John A. Giunco, Esq.
Giordano, Halleran & Ciesla, P.C.

Alan D. Goldstein, Esq.
Nusbaum Stein Goldstein Bronstein & Kron, P.A.

Ralph Heiman, CPA
Sax Macy Fromm & Co., PC

Peter R. Herman, Esq.
Wilentz, Goldman & Spitzer P.A.

Milton E. Kahn, CPA
Amper, Politziner & Mattia, P.A.

Timothy J. King, CPA
Bederson & Company LLP

Herbert C. Klein, Esq.
Nowell Amoroso Klein Bierman, PC

Frank V. Lloyd, Esq.
Harwood Lloyd, LLC

Saul Lupin, CPA
Smolin, Lupin & Co., P.A.

Barry R. Mandelbaum, Esq.
Mandelbaum, Salsburg, Gold, Lazris, Discenza & Steinberg

Robert C. Masessa, Esq.
Masessa & Cluff

Michael McLafferty, CPA
Amper, Politziner & Mattia, P.A.

Alan Merker, CPA
Morris Merker & Co., L.L.C.

Bruce Nadler, CPA
M.S. Ackerman & Co.LLP

Dilip S. Patel, CPA
Dilip Patel & Company, LLP

Joseph C. Perconti, Esq.
Perconti & Cook

Jonathan Perelman, CPA
Friedman LLP

Barry W. Pierce, CPA
WithumSmith+Brown

Carole B. Pierce, CPA

Stephen A. Ploscowe, Esq.
Fox Rothschild LLP

Wayne J. Positan, Esq.
Lum, Drasco & Positan LLC

Richard Puzo, CPA
J.H. Cohn LLP

Kenneth Lowell Rose, Esq.

Ira Rosenbloom, CPA
J.H. Cohn LLP

Nicholas San Filippo, IV, Esq.
Lowenstein Sandler, PC

Martin Sarver, Esq.
Simon, Sarver, Swetz & Jachts, LLC

Theodore E. Schiller, Esq.
Schiller & Pittenger, P.C.

Mark W. Schlussel, Esq.
Zeichner Ellman & Krause LLP

Allan Starr, Esq.
Starr Associates LLP

David A. Sussman, Esq.
Day Pitney LLP

William S. Taylor, Esq.

Richard H. Weisinger, Esq.

Roberta S. Weisinger, Esq.

Morris Yamner, Esq.
Sills Cummis Epstein & Gross P.C.

Leo J. Zatta, CPA
Wiss & Company, LLP

CRA Advisory Committee

Allan Lamboy
Nonprofit Finance Fund

Barbara Dunn
Paterson Habitat for Humanity

The Reverend
Dr. Elizabeth S. Hall
Homeless Solutions, Inc.

Christopher Kui
Asian Americans for Equality

Beverly M. Riddick
Homes of Montclair Ecumenical Corp (HOMECorp)

Victoria E. Taylor
Martin Luther King, Jr. Senior Center

Shareholder Relations

Corporate Address
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-8800

Stock Listing
Valley National Bancorp common stock is traded on the New York Stock Exchange under the symbol VLY.

Annual Meeting
April 11, 2007
2:00 PM

Crowne Plaza Fairfield
(formerly Prime Hotel & Suites)
690 Route 46 East
Fairfield, NJ 07004

Form 10-K
Persons may obtain a copy of Valley National Bancorp's 2006 Annual Report or Form 10-K by submitting a request in writing to:

Dianne M. Grenz
Senior Vice President
Director of Shareholder
& Public Relations
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
dgrenz@valleynationalbank.com

Financial Information
Investors, security analysts and others seeking financial information should submit a request in writing to:

Alan D. Eskow
Executive Vice President,
Chief Financial Officer &
Corporate Secretary
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

Shareholder Inquiries, Dividend Reinvestment Plan, and Registrar and Transfer Agent
For information regarding share accounts of common stock or Valley's Dividend Reinvestment Plan, please contact the Registrar and Transfer Agent or Valley National Bancorp:

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
Attn: Shareholder Relations Dept.
(800) 937-5449
Dividend Reinvestment Plan
(800) 278-4353

Valley National Bancorp
Attn: Shareholders Relations Dept.
(800) 522-4100, ext. 3380
(973) 305-3380



Dianne M. Grenz
Senior Vice President, Director of Shareholder & Public Relations



Valley National Bancorp headquarters, located in Wayne, New Jersey.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number 1-11277

VALLEY NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of Incorporation or Organization)	**22-2477875** (I.R.S. Employer Identification Number)
1455 Valley Road **Wayne, NJ** (Address of principal executive office)	**07470** (Zip code)

973-305-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, no par value	New York Stock Exchange
VNB Capital Trust I 7.75% Trust Originated Securities (and the Guarantee by Valley National Bancorp with respect thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):
Large Accelerated File ☑ Accelerated Filer ☐ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $2.8 billion on June 30, 2006.

There were 115,200,394 shares of Common Stock outstanding at February 22, 2007.

Documents incorporated by reference:

Certain portions of the registrant's Definitive Proxy Statement (the "2007 Proxy Statement") for the 2007 Annual Meeting of Shareholders to be held April 11, 2007 will be incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. *Business*

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Cautionary Statement Concerning Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

Valley National Bancorp ("Valley") is a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"). At December 31, 2006, Valley had consolidated total assets of $12.4 billion, total loans of $8.3 billion, total deposits of $8.5 billion and total shareholders' equity of $949.6 million. In addition to its principal subsidiary, Valley National Bank ("VNB"), Valley owns 100 percent of the voting shares of VNB Capital Trust I, through which it issued trust preferred securities. VNB Capital Trust I is not a consolidated subsidiary. See Note 12 of the consolidated financial statements.

VNB is a national banking association chartered in 1927 under the laws of the United States. At December 31, 2006, VNB maintained 169 branch offices located in New Jersey and New York City. VNB provides a full range of commercial and retail banking services. These services include the following: the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration ("SBA") loans and other commercial credits; equipment leasing; and personal and corporate trust, as well as pension and fiduciary services.

VNB's wholly-owned subsidiaries are all included in the consolidated financial statements of Valley. These subsidiaries include a mortgage servicing company; a company that owns and services mortgage loans; a title insurance agency; asset management advisors which are Securities and Exchange Commission ("SEC") registered investment advisors; an all-line insurance agency offering property and casualty, life and health insurance; subsidiaries which hold, maintain and manage investment assets for VNB; a subsidiary which owns and services auto loans; a subsidiary which specializes in asset-based lending; a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft; and a subsidiary which is a registered broker-dealer. VNB's subsidiaries also include real estate investment trust subsidiaries (the "REIT" subsidiaries) which own real estate related investments and a REIT subsidiary which owns some of the real estate utilized by VNB and related real estate investments. All subsidiaries mentioned above are directly or indirectly wholly-owned by VNB, except the REIT subsidiaries in which VNB is the majority shareholder. Each REIT must have 100 or more shareholders to qualify as a REIT, and therefore, each REIT has issued less than 20 percent of their outstanding non-voting preferred stock to individuals, most of whom are non-senior management VNB employees.

VNB has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. For financial data on the four business segments see Note 20 of the consolidated financial statements.

SEC Reports and Corporate Governance

Valley makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available on its website at www.valleynationalbank.com without charge as soon as reasonably practicable after filing or furnishing them to the SEC. Also available on the website are Valley's Corporate Code of Ethics that applies to all of Valley's employees including principal officers and directors, Valley's Audit & Risk Committee Charter, Compensation and Human Resources Committee Charter, Nominating and Corporate Governance Committee Charter as well as a copy of Valley's Corporate Governance Guidelines.

Valley filed the certifications of the Chief Executive Officer and Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 with respect to Valley's Annual Report on Form 10-K as exhibits to this Report. Valley's CEO submitted the required annual CEO's Certification regarding the New York Stock Exchange's corporate governance listing standards, Section 12(a) CEO Certification to the New York Stock Exchange within the required timeframe after the 2006 annual shareholders' meeting.

Additionally, Valley will provide without charge, a copy of its Annual Report on Form 10-K to any shareholder by mail. Requests should be sent to Valley National Bancorp, Attention: Shareholder Relations, 1455 Valley Road, Wayne, NJ 07470.

Competition

The market for banking and bank-related services is highly competitive. Valley and VNB compete with other providers of financial services such as other bank holding companies, commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. Mergers between financial institutions within New Jersey and in neighboring states have added competitive pressure. Competition intensified as a consequence of the Gramm-Leach-Bliley Act (discussed in the "Supervision and Regulation" section below) and interstate banking laws now in effect. Valley and VNB compete by offering quality products and convenient services at competitive prices. Valley regularly reviews its products, locations, alternative delivery channels and various acquisition prospects and periodically engages in discussions regarding possible acquisitions to maintain and enhance its competitive position.

Employees

At December 31, 2006, VNB and its subsidiaries employed 2,489 full-time equivalent persons. Management considers relations with its employees to be satisfactory.

SUPERVISION AND REGULATION

The banking industry is highly regulated. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on Valley or VNB. It is intended only to briefly summarize some material provisions.

Bank Holding Company Regulation

Valley is a bank holding company within the meaning of the Holding Company Act. As a bank holding company, Valley is supervised by the Board of Governors of the Federal Reserve System ("FRB") and is required to file reports with the FRB and provide such additional information as the FRB may require.

The Holding Company Act prohibits Valley, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be so closely related to banking "as to be a proper incident thereto." The Holding Company Act requires prior approval by the FRB of the acquisition by Valley of more than five percent of the voting stock of any other bank. Satisfactory capital ratios and Community Reinvestment Act ratings and anti-money laundering policies are generally prerequisites to obtaining federal regulatory approval to make acquisitions. The policy of the FRB provides that a bank holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support the subsidiary bank in circumstances in which it might not do so absent that policy. Acquisitions through VNB require approval of the Office of the Comptroller of the Currency of the United States ("OCC"). The Holding Company Act does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies. The Gramm-Leach-Bliley Act, discussed below, allows Valley to expand into insurance, securities, merchant banking activities, and other activities that are financial in nature.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking and Branching Act") enables bank holding companies to acquire banks in states other than its home state, regardless of applicable state law. The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate banks with branches in more than one state. Under the legislation, each state had the opportunity to "opt-out" of this provision. Furthermore, a state may "opt-in" with respect to *de novo* branching, thereby permitting a bank to open new branches in a state in which the bank does not already have a branch. Without *de novo* branching, an out-of-state commercial bank can enter the state only by acquiring an existing bank or branch. The vast majority of states have allowed interstate banking by merger but have not authorized *de novo* branching.

New Jersey enacted legislation to authorize interstate banking and branching and the entry into New Jersey of foreign country banks. New Jersey did not authorize *de novo* branching into the state. However, under federal law, federal savings banks which meet certain conditions may branch *de novo* into a state, regardless of state law.

Regulation of Bank Subsidiary

VNB is subject to the supervision of, and to regular examination by, the OCC. Various laws and the regulations thereunder applicable to Valley and its bank subsidiary impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices, bank acquisitions and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries. Under federal law, no bank subsidiary may, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, its parent or the non-bank subsidiaries of its parent (other than direct subsidiaries of such bank which are not financial subsidiaries) or take their securities as collateral for loans to any borrower. Each bank subsidiary is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid by VNB. VNB dividend payments, without prior regulatory approval, are subject to regulatory limitations. Under the National Bank Act, dividends may be declared only if, after payment thereof, capital would be unimpaired and remaining surplus would equal 100 percent of capital. Moreover, a national bank may declare, in any one year, dividends only in an amount aggregating not more than the sum of its net profits for such year and its retained net profits for the preceding two years. In addition, the bank regulatory agencies have the authority to prohibit VNB from paying dividends or otherwise supplying funds to Valley if the supervising agency determines that such payment would constitute an unsafe or unsound banking practice.

Loans to Related Parties

VNB's authority to extend credit to its directors, executive officers and 10 percent stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of VNB's capital. In addition, extensions of credit in excess of certain limits must be approved by VNB's Board of Directors. Under the Sarbanes-Oxley Act, Valley and its subsidiaries, other than VNB, may not extend or arrange for any personal loans to its directors and executive officers.

Community Reinvestment

Under the Community Reinvestment Act ("CRA"), as implemented by OCC regulations, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a national bank, to assess the association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. VNB received a "satisfactory" CRA rating in its most recent examination.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 added new legal requirements for public companies affecting corporate governance, accounting and corporate reporting.

The Sarbanes-Oxley Act of 2002 provides for, among other things:

- a prohibition on personal loans made or arranged by the issuer to its directors and executive officers (except for loans made by a bank subject to Regulation O);
- independence requirements for audit committee members;
- independence requirements for company outside auditors;
- certification of financial statements within the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q by the chief executive officer and the chief financial officer;
- the forfeiture by the chief executive officer and the chief financial officer of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by such officers in the twelve month period following initial publication of any financial statements that later require restatement due to corporate misconduct;
- disclosure of off-balance sheet transactions;
- two-business day filing requirements for insiders filing on Form 4;
- disclosure of a code of ethics for financial officers and filing a Current Report on Form 8-K for a change in or waiver of such code;
- the reporting of securities violations "up the ladder" by both in-house and outside attorneys;
- restrictions on the use of non-GAAP financial measures in press releases and SEC filings;
- the creation of the Public Accounting Oversight Board ("PCAOB");
- various increased criminal penalties for violations of securities laws;
- an assertion by management with respect to the effectiveness of internal control over financial reporting; and
- a report by the company's external auditor on management's assertion and the effectiveness of internal control over financial reporting.

Each of the national stock exchanges, including the New York Stock Exchange ("NYSE") where Valley's securities are listed, have implemented corporate governance listing standards, including rules strengthening director independence requirements for boards, and requiring the adoption of charters for the nominating, corporate governance and audit committees. These rules require Valley to certify to the NYSE that there are no violations of any corporate listing standards. Valley has provided the NYSE with the certification required by the NYSE Rule.

USA PATRIOT Act

As part of the USA PATRIOT Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Anti Money Laundering Act"). The Anti Money Laundering Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Anti Money Laundering Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the Anti Money Laundering Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

Regulations implementing the due diligence requirements, require minimum standards to verify customer identity and maintain accurate records, encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, prohibit the anonymous use of "concentration accounts," and requires all covered financial institutions to have in place an anti-money laundering compliance program. The OCC, along with other banking agencies, have strictly enforced various anti-money laundering and suspicious activity reporting requirements using formal and informal enforcement tools to cause banks to comply with these provisions.

The Anti Money Laundering Act amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of any financial institution involved in a proposed merger transaction in combating money laundering activities when reviewing an application under these acts.

Regulatory Relief Law

In late 2000, the American Home Ownership and Economic Act of 2000 instituted a number of regulatory relief provisions applicable to national banks, such as permitting national banks to have classified directors and to merge their business subsidiaries into the bank.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("Gramm-Leach-Bliley Act") became effective in early 2000. The Gramm-Leach-Bliley Act provides for the following:

- allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than was previously permissible, including insurance underwriting and making merchant banking investments in commercial and financial companies;
- allows insurers and other financial services companies to acquire banks;
- removes various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies; and
- establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

If a bank holding company elects to become a financial holding company, it files a certification, effective in 30 days, and thereafter may engage in certain financial activities without further approvals. Valley has not elected to become a financial holding company.

The OCC adopted rules to allow national banks to form subsidiaries to engage in financial activities allowed for financial holding companies. Electing national banks must meet the same management and capital standards as financial holding companies but may not engage in insurance underwriting, real estate development or merchant banking. Sections 23A and 23B of the Federal Reserve Act apply to financial subsidiaries and the capital invested by a bank in its financial subsidiaries will be eliminated from the bank's capital in measuring all capital ratios. VNB wholly owns one financial subsidiary—Glen Rauch Securities, Inc.

The Gramm-Leach-Bliley Act modified other financial laws, including laws related to financial privacy and community reinvestment.

Additional proposals to change the laws and regulations governing the banking and financial services industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on Valley cannot be determined at this time.

FIRREA

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the Federal Deposit Insurance Corp ("FDIC") can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. These provisions have commonly been referred to as FIRREA's "cross guarantee" provisions. Further, under FIRREA, the failure to meet capital guidelines could subject a bank to a variety of enforcement remedies available to federal regulatory authorities.

FIRREA also imposes certain independent appraisal requirements upon a bank's real estate lending activities and further imposes certain loan-to-value restrictions on a bank's real estate lending activities. The bank regulators have promulgated regulations in these areas.

FDICIA

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution. To qualify to engage in financial activities under the Gramm-Leach-Bliley Act, all depository institutions must be "well capitalized." The financial holding company of a national bank will be put under directives to raise its capital levels or divest its activities if the depository institution falls from that level.

The OCC's regulations implementing these provisions of FDICIA provide that an institution will be classified as "well capitalized" if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a Tier 1 leverage ratio of at least 5.0 percent, and (iv) meets certain other requirements. An institution will be classified as "adequately capitalized" if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 4.0 percent, (iii) has a Tier 1 leverage ratio of (a) at least 4.0 percent or (b) at least 3.0 percent if the institution was rated 1 in its most recent examination, and (iv) does not meet the definition of "well capitalized." An institution will be classified as "undercapitalized" if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, or (iii) has a Tier 1 leverage ratio of (a) less than 4.0 percent or (b) less than 3.0 percent if the institution was rated 1 in its most recent examination. An institution will be classified as "significantly undercapitalized" if it (i) has a total risk-based capital ratio of less than 6.0 percent,

(ii) has a Tier 1 risk-based capital ratio of less than 3.0 percent, or (iii) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as "critically undercapitalized" if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating. Similar categories apply to bank holding companies.

In addition, significant provisions of FDICIA required federal banking regulators to impose standards in a number of other important areas to assure bank safety and soundness, including internal controls, information systems and internal audit systems, credit underwriting, asset growth, compensation, loan documentation and interest rate exposure.

Item 1A. ***Risk Factors***

An investment in Valley's common stock is subject to risks inherent to Valley's business. The material risks and uncertainties that management believes affect Valley are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing Valley. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair Valley's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, Valley's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of Valley's common stock could decline significantly, and you could lose all or part of your investment.

Changes in Interest Rates Can Have an Adverse Effect on Profitability

Valley's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest earning assets, such as loans and investment securities, and interest expense paid on interest bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond Valley's control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, could influence not only the interest Valley receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) Valley's ability to originate loans and obtain deposits, (ii) the fair value of Valley's financial assets and liabilities, and (iii) the average duration of Valley's mortgage-backed securities portfolio. This also includes the risk that interest earning assets may be more responsive to changes in interest rates than interest bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest earning assets and interest bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest earning asset and interest bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on Valley's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on Valley's financial condition and results of operations. See "Net Interest Income" and "Interest Rate Sensitivity" sections in Item 7,"Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further discussion related to Valley's management of interest rate risk.

Competition in the Financial Services Industry and Liquidity Risk

Valley faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Valley competes with other providers of financial services such as other bank holding companies, commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. Mergers between financial institutions within New Jersey and in neighboring states have added competitive pressure. If Valley is unable to compete effectively, it will lose market share and income generated from loans, deposits, and other financial products will decline.

Liquidity risk is the potential that Valley will be unable to meet its obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends because of an inability to liquidate assets or obtain adequate funding in a timely basis, at a reasonable cost and within acceptable risk tolerances.

Liquidity is required to fund credit obligations to borrowers, mortgage originations pending delivery to the secondary market, withdrawals by depositors, repayment of debt when due or called, dividends to shareholders, operating expenses and capital expenditures, among other things.

Liquidity is derived primarily from bank-issued deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations and access to other funding sources.

Valley's liquidity can be affected by a variety of factors, including general economic conditions, market disruption, operational problems affecting third parties or Valley, unfavorable pricing, competition, Valley's credit rating and regulatory restrictions.

Changes in Primary Market Areas Could Adversely Impact Results of Operations and Financial Condition

Much of Valley's lending is in New Jersey and New York City. As a result of this geographic concentration, a significant broad based deterioration in economic conditions in New Jersey and the New York City metropolitan area could have a material adverse impact on the quality of Valley's loan portfolio, and accordingly, Valley's results of operations. Such a decline in economic conditions could restrict borrowers ability to pay outstanding principal and interest on loans when due, and, consequently, adversely affect the cash flows of Valley's business.

Valley's loan portfolio is largely secured by real estate collateral. A substantial portion of the real and personal property securing the loans in Valley's portfolio is located in New Jersey and New York City. Conditions in the real estate markets in which the collateral for Valley's loans are located strongly influence the level of Valley's non-performing loans and results of operations. A decline in the New Jersey and New York City metropolitan area real estate markets, as well as the other external factors, could adversely affect Valley's loan portfolio.

Allowance For Loan Losses May Be Insufficient

Valley maintains an allowance for loan losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, Valley cannot predict loan losses with certainty, and Valley cannot provide assurance that charge-offs in future periods will not exceed the allowance for loan losses. If charge-offs exceed Valley's allowance, its earnings would decrease. In addition, regulatory agencies review Valley's allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. An increase in Valley's allowance for loan losses could reduce its earnings.

Potential Acquisitions May Disrupt Valley's Business and Dilute Stockholder Value

Valley regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Valley's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on Valley's financial condition and results of operations.

Valley seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company
- Exposure to potential asset quality issues of the target company
- Difficulty and expense of integrating the operations and personnel of the target company
- Potential disruption to Valley's business
- Potential diversion of Valley's management's time and attention
- The possible loss of key employees and customers of the target company
- Potential changes in banking or tax laws or regulations that may affect the target company

Implementation of Growth Strategies

Valley has executed a strategic branch expansion initiative to fill in and expand its presence in neighboring counties within New Jersey, including Somerset, Middlesex, and Monmouth Counties, as well as enter new market areas located in Kings and Queens Counties, New York. Valley's ability to successfully execute the initiative depends upon a variety of factors, including its ability to attract and retain experienced personnel, the continued availability of desirable business opportunities and locations, the competitive responses from other financial institutions in Valley's new market areas, and the ability to manage growth. The initiative could cause Valley's expenses to increase faster than revenues.

There are considerable initial and on-going costs involved in opening branches, growing loans in new markets, and attracting new deposit relationships that can negatively impact earnings. For example, it takes time for new branches and relationships to achieve profitability. Expenses could be further increased if there are delays in the opening of new branches or if attraction strategies are more costly than expected. Delays in opening new branches can be caused by a number of factors such as the inability to find suitable locations, zoning and construction delays, and success in attracting qualified personnel to staff the new branch. In addition, there is no assurance that a new branch will be successful even after it has been established.

Extensive Regulation and Supervision

Valley, primarily through its principal subsidiary VNB and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect Valley's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Valley is also subject to a number of federal laws, which, among other things, require it to lend to various sectors of the economy and population, and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Valley in substantial and unpredictable ways. Such changes could subject Valley to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on Valley's business, financial condition and results of operations. Valley's compliance with certain of these laws will be considered by banking regulators when reviewing bank merger and bank holding company acquisitions. While Valley has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See the "Supervision and Regulation" section in Item 1, "Business" and Note 16 to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data", which are located elsewhere in this report.

Encountering Continuous Technological Change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Valley's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in Valley's operations. Many of Valley's competitors have substantially greater resources to invest in technological improvements. Valley may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Valley's business and, in turn, Valley's financial condition and results of operations.

Claims and Litigation Pertaining to Fiduciary Responsibility

From time to time as part of Valley's normal course of business, customers make claims and take legal action against Valley based on actions or inactions of Valley employees. Recently, three such lawsuits pertain to Valley's performance of its fiduciary responsibilities (see "Item 3" that follows below for further information). If such claims and legal actions are not resolved in a manner favorable to Valley they may result in financial liability and/or adversely affect the market perception of Valley and its products and services. This may also impact customer demand for Valley's products and services. Any financial liability or reputation damage could have a material adverse effect on Valley's business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

Inability to Hire and Retain Qualified Employees

Valley's performance is largely dependent on the talents and efforts of highly skilled individuals. There is intense competition in the financial services industry for qualified employees. In addition, Valley faces increasing competition with businesses outside the financial services industry for the most highly skilled individuals. Valley's business could be adversely affected if it were unable to attract new employees and retain and motivate its existing employees.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

VNB's corporate headquarters consist of three office buildings located adjacent to each other in Wayne, New Jersey. These headquarters encompass commercial, commercial mortgage, consumer lending, deposit and computer operations and the executive offices of both Valley and VNB. Two of the three buildings are owned by a subsidiary of VNB and leased to VNB, the other building is leased by VNB from an independent third party.

VNB owns two other office buildings located in Wayne, New Jersey, one of which is occupied by VNB departments and subsidiaries providing trust and investment management services; the other office building is utilized primarily for VNB's mortgage lending and operations, as well as commercial lending operations. A subsidiary of VNB also owns an office building and a condominium office in Manhattan, which are leased to

VNB and house a portion of its New York lending and operations, as well as retail branch offices. In addition, a subsidiary of VNB owns a building in Chestnut Ridge, New York, primarily occupied by Masters Coverage Corp. and VNB Loan Services, Inc., also subsidiaries of VNB.

As of December 31, 2006, VNB provides banking services at 169 locations of which 78 locations are owned by VNB or a subsidiary of VNB and leased to VNB, and 91 locations are leased from independent third parties. Additionally, VNB had 12 other properties located in New Jersey and New York City that were either owned or under contract to purchase or lease as of December 31, 2006. VNB intends to develop these other properties into new branch locations.

Item 3. ***Legal Proceedings***

In the normal course of business, Valley may be a party to various outstanding legal proceedings and claims. In the opinion of management, except for the lawsuit noted below, the consolidated statements of financial condition or results of operations of Valley should not be materially affected by the outcome of such legal proceedings and claims.

Three lawsuits against Valley were filed by United Bank and Trust Company, American Express Travel Related Services Company, and Discover Financial Services in the United States District Court, Southern District of New York. Each plaintiff alleges, among other claims, that Valley breached its contractual and fiduciary duties to it in connection with Valley's activities as a depository for Southeast Airlines, a now defunct charter airline carrier. Valley believes it has meritorious defenses to these actions and has recently been granted summary judgment dismissing one of the lawsuits. However, such dismissal is subject to appeal and Valley cannot provide any assurances that it will prevail in any of these litigations or be able to settle such litigations for an immaterial amount. In connection with these litigations, Valley has brought a separate declaratory judgment action in the United States District Court for the District of New Jersey against one of its insurance carriers in which Valley seeks an order from the court that these litigations are covered by Valley's insurance policy with that carrier.

The anti-money laundering ("AML") and bank secrecy ("BSA") laws have imposed far-reaching and substantial requirements on financial institutions. The enforcement policy of the OCC with respect to AML/BSA compliance recently has been vigorously applied throughout the industry, with regulatory action taking various forms.

Valley believes that its policies and procedures with respect to combating money laundering are effective and that Valley's AML/BSA policies and procedures are reasonably designed to comply with applicable standards. Due to uncertainties in the requirements for and enforcement of AML/BSA laws and regulations, Valley cannot provide assurance that in the future it will not face a regulatory action, adversely affecting its ability to acquire banks and thrifts, or open new branches. However, Valley is not prohibited from acquiring banks, thrifts or opening branches based upon its most recently completed regulatory examination.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Valley's common stock is traded on the NYSE under the ticker symbol "VLY". The following table sets forth for each quarter period indicated the high and low sales prices for the common stock of Valley, as reported by the NYSE, and the cash dividends declared per common share for each quarter. The amounts shown in the table below have been adjusted for all stock dividends and stock splits.

	Year 2006			Year 2005		
	High	Low	Dividend	High	Low	Dividend
First Quarter	$24.40	$21.99	$0.210	$25.54	$22.65	$0.204
Second Quarter	25.80	23.67	0.215	24.09	21.71	0.210
Third Quarter	27.05	24.72	0.215	23.44	21.18	0.210
Fourth Quarter	26.68	25.05	0.215	23.95	20.80	0.210

Federal laws and regulations contain restrictions on the ability of Valley and VNB to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, "Business—Dividend Limitations" and Part II, Item 8, "Financial Statements and Supplementary Data—Dividend Restrictions, Note 16 of the consolidated financial statements." In addition, under the terms of the trust preferred securities issued by VNB Capital Trust I, Valley could not pay dividends on its common stock if Valley deferred payments on the junior subordinated debentures which provide the cash flow for the payments on the trust preferred securities.

There were 9,084 shareholders of record as of December 31, 2006.

Performance Graph

The following graph compares the cumulative total return on a hypothetical $100 investment made on December 31, 2001 in: (a) Valley's common stock; (b) the Standard and Poor's ("S&P") 500 Stock Index; and (c) the Keefe, Bruyette & Woods' KBW50 Bank Index. The graph is calculated assuming that all dividends are reinvested during the relevant periods. The graph shows how a $100 investment would increase or decrease in value over time based on dividends (stock or cash) and increases or decreases in the market price of the stock.



Index of Total Returns
Valley
KBW 50
S&P 500
Dollars
190
170
150
130
110
90
70
12/01
12/02
12/03
12/04
12/05
12/06

	12/01	12/02	12/03	12/04	12/05	12/06
Valley	$100.00	$103.40	$123.89	$127.14	$120.58	$143.75
KBW 50	100.00	103.57	133.01	156.92	157.71	166.57
S&P 500	100.00	78.03	100.16	110.92	116.28	134.43

Issuer Repurchase of Equity Securities

The following table sets forth information for the three months ended December 31, 2006 with respect to repurchases of Valley's outstanding common shares:

	Issuer Purchases of Equity Securities (1)			
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans (2)	Maximum Number of Shares that May Yet Be Purchased Under the Plans (2)
10/01/2006 – 10/31/2006	1,053,408	$25.73	1,053,408	1,282,094
11/01/2006 – 11/30/2006	238,200	25.63	1,291,608	1,043,894
12/01/2006 – 12/31/2006	—	—	1,291,608	1,043,894
	1,291,608	$25.71	1,291,608	1,043,894

(1) Share data reflects a five percent stock dividend issued on May 22, 2006.

(2) On May 14, 2003, Valley publicly announced its Board of Directors authorized the repurchase of up to 2,894,063 outstanding common shares in the open market or in privately negotiated transactions. The repurchase plan has no stated expiration date. No repurchase plans or programs expired or terminated during the three months ended December 31, 2006.

On January 17, 2007, Valley publicly announced its Board of Directors authorized the repurchase of up to 3.5 million outstanding common shares in the open market or in privately negotiated transactions generally at prices not exceeding prevailing market rates. The repurchase plan has no stated expiration date. Valley intends to first complete the repurchase of common shares available under the May 14, 2003 repurchase plan before utilizing this new repurchase plan.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Valley's consolidated financial statements and the accompanying notes thereto presented herein in response to Item 8.

	As of or for the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except for share data)				
Summary of Operations:					
Interest income—tax equivalent basis (1)	$ 713,930	$ 631,893	$ 525,315	$ 503,621	$ 523,135
Interest expense	316,250	226,659	146,607	148,922	173,453
Net interest income—tax equivalent basis (1)	397,680	405,234	378,708	354,699	349,682
Less: tax equivalent adjustment	6,559	6,809	6,389	6,123	5,716
Net interest income	391,121	398,425	372,319	348,576	343,966
Provision for loan losses	9,270	4,340	8,003	7,345	13,644
Net interest income after provisions for loan losses	381,851	394,085	364,316	341,231	330,322
Non-interest income	72,064	73,733	84,322	108,214	82,229
Non-interest expense	250,340	237,591	220,043	216,295	193,255
Income before income taxes	203,575	230,227	228,595	233,150	219,296
Income tax expense	39,884	66,778	74,197	79,735	64,680
Net income	$ 163,691	$ 163,449	$ 154,398	$ 153,415	$ 154,616
Per Common Share (2):					
Earnings per share:					
Basic	$ 1.40	$ 1.43	$ 1.42	$ 1.41	$ 1.37
Diluted	1.40	1.42	1.41	1.40	1.36
Dividends declared	0.85	0.83	0.81	0.77	0.73
Book value	8.23	7.97	6.49	6.00	5.74
Tangible book value (3)	6.40	6.11	6.07	5.53	5.38
Weighted average shares outstanding:					
Basic	116,542,296	114,396,427	108,785,069	108,811,328	113,195,904
Diluted	117,017,758	114,819,259	109,344,515	109,393,964	113,860,613
Ratios:					
Return on average assets	1.33%	1.39%	1.51%	1.63%	1.78%
Return on average shareholders' equity	17.24	19.17	22.77	24.21	23.59
Return on average tangible shareholders' equity (4)	22.26	23.61	24.54	26.09	25.02
Average shareholders' equity to average assets	7.72	7.25	6.62	6.74	7.56
Dividend payout	60.71	58.00	57.05	54.60	53.80
Risked-based capital:					
Tier 1 capital	10.56%	10.28%	11.12%	11.25%	11.42%
Total capital	12.44	12.16	11.95	12.15	12.48
Leverage capital	8.10	7.82	8.28	8.35	8.67
Financial Condition:					
Assets	$ 12,395,027	$ 12,436,102	$ 10,763,391	$ 9,873,335	$ 9,148,456
Net loans	8,256,967	8,055,269	6,866,459	6,102,039	5,656,072
Deposits	8,487,651	8,570,001	7,518,739	7,162,968	6,683,387
Shareholders' equity	949,590	931,910	707,598	652,789	631,738

See Notes to the Selected Financial Data that follows.

Notes to Selected Financial Data

(1) In this report a number of amounts related to net interest income and net interest margin are presented on a tax equivalent basis using a 35 percent federal tax rate. Valley believes that this presentation provides comparability of net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice and SEC rules.

(2) All per common share amounts reflect a five percent stock dividend issued May 22, 2006, and all prior stock splits and dividends.

(3) This Annual Report on Form 10-K contains supplemental financial information which has been determined by methods other than Generally Accepted Accounting Principles ("GAAP") that management uses in its analysis of Valley's performance. Valley's management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of Valley, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry. Tangible book value, which is a non-GAAP measure, is computed by dividing shareholders' equity less goodwill and other intangible assets by common shares outstanding, as follows:

	At Years Ended December 31,				
	2006	2005	2004	2003	2002
			($ in thousands)		
Common shares outstanding	115,357,268	116,893,053	108,988,229	108,713,106	110,031,717
Shareholders' equity	$ 949,590	$ 931,910	$ 707,598	$ 652,789	$ 631,738
Less: Goodwill and other intangible assets	211,355	217,354	45,888	52,050	39,381
Tangible shareholders' equity	$ 738,235	$ 714,556	$ 661,710	$ 600,739	$ 592,357
Tangible book value	$ 6.40	$ 6.11	$ 6.07	$ 5.53	$ 5.38

(4) Return on average tangible shareholders' equity, which is a non-GAAP measure, is computed by dividing net income by average shareholders' equity less average goodwill and average other intangible assets, as follows:

	As of or for the Years Ended December 31,				
	2006	2005	2004	2003	2002
			($ in thousands)		
Net income	$163,691	$163,449	$154,398	$153,415	$154,616
Average shareholders' equity	949,613	852,834	678,068	633,744	655,447
Less: Average goodwill and other intangible assets	214,338	160,607	48,805	45,716	37,463
Average tangible shareholders' equity	$735,275	$692,227	$629,263	$588,028	$617,984
Return on average tangible shareholders' equity	22.26%	23.61%	24.54%	26.09%	25.02%

Item 7. ***Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations***

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and accompanying notes thereto appearing under Item 8 of this report, and statistical data presented in this document.

Cautionary Statement Concerning Forward-Looking Statements

This Annual Report on Form 10-K, both in the MD&A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations. These statements may be identified by an (*) or such forward-looking terminology as "expect," "anticipate," "look," "view," "opportunities," "allow," "continues," "reflects," "believe," "may," "should," "will," "estimates" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Valley assumes no obligation for updating any such forward-looking statement at any time. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to:

- unanticipated changes in the direction of interest rates;
- competition from banks and other financial institutions;
- changes in loan, investment and mortgage prepayment assumptions;
- insufficient allowance for loan losses;
- relationships with major customers;
- changes in effective income tax rates;
- higher or lower cash flow levels than anticipated;
- inability to hire and retain qualified employees;
- slowdown in levels of deposit growth;
- a decline in the economy in New Jersey and New York;
- a decrease in loan origination volume;
- a change in legal and regulatory barriers including issues related to AML/BSA compliance;
- the development of new tax strategies or the disallowance of prior tax strategies; and
- unanticipated litigation pertaining to fiduciary responsibility.

Critical Accounting Policies and Estimates

The accounting and reporting policies followed by Valley conform, in all material respects, to accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Valley's accounting policies are fundamental to understanding management's discussion and analysis of financial condition and results of operations. The most significant accounting policies followed by Valley are presented in Note 1 to the consolidated financial statements. Valley has identified its policies on the allowance for loan losses, goodwill and other intangible assets, and income taxes to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available. Management has reviewed the application of these policies with the Audit & Risk Committee of Valley's Board of Directors.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the statement of consolidated financial condition. Note 1 of the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in this MD&A.

The allowance for loan losses consists of four elements: (1) specific reserves for individually impaired credits, (2) reserves for classified, or higher risk rated, loans, (3) reserves for non-classified loans based on historical loss factors, and (4) an unallocated allowance based on general economic conditions, the size of the loan portfolio and certain risk factors in Valley's loan portfolio and markets.

Valley considers it difficult to quantify the impact of changes in forecast on its allowance for loan losses. However, management believes the following discussion may enable investors to better understand the variables that drive the allowance for loan losses.

For impaired credits, if the fair value of the loans were ten percent higher or lower, the allowance would have increased or decreased by approximately $511 thousand, respectively, at December 31, 2006.

If classified loan balances were ten percent higher or lower, the allowance would have increased or decreased by approximately $1.3 million, respectively, at December 31, 2006.

The credit rating assigned to each non-classified credit is a significant variable in determining the allowance. If each non-classified credit were rated one grade worse, the allowance would have increased by $4.3 million, while if each non-classified credit were rated one grade better there would be no change in the level of the allowance as of December 31, 2006. Additionally, if the historical loss factors used to calculate the reserve for non-classified loans were ten percent higher or lower, the allowance would have increased or decreased by $4.9 million, respectively, at December 31, 2006.

A key variable in determining the allowance is management's judgment in determining the size of the unallocated allowance. At December 31, 2006, the unallocated allowance was 9.0 percent of the total allowance. If the unallocated allowance were ten percent higher or lower, the allowance would have increased or decreased by $670 thousand, respectively, at December 31, 2006.

Goodwill and Other Intangible Assets. Valley records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value as required by SFAS No. 141. Goodwill totaling $181.5 million at December 31, 2006 is not amortized but is subject to annual tests for impairment or more often if events or circumstances indicate it may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment tests if events or circumstances indicate a possible inability to realize the carrying amount. The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets.

The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

Other intangible assets totaling $29.9 million at December 31, 2006 are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. Fair value may be determined using: market prices, comparison to similar assets, market multiples, discounted cash flow analysis and other determinants. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

Other key judgments in accounting for intangibles include useful life and classification between goodwill and other intangible assets which require amortization. See Note 9 to consolidated financial statements for additional information regarding goodwill and other intangible assets.

To assist in assessing the impact of a goodwill or other intangible asset impairment charge, at December 31, 2006, the Company had $211.4 million of goodwill and other intangible assets. The impact of a five percent impairment charge would result in a reduction in pre-tax income of approximately $10.6 million.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in Valley's consolidated financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact Valley's consolidated financial condition or results of operations.

In connection with determining its income tax provision under Statement of Financial Accounting Standards ("SFAS") No. 109, Valley maintains a reserve related to certain tax positions and strategies that management believes contain an element of uncertainty. Periodically, Valley evaluates each of its tax positions and strategies to determine whether the reserve continues to be appropriate. Notes 1 and 14 to consolidated financial statements and the "Income Taxes" section below include additional discussion on the accounting for income taxes.

Executive Summary

The year ended December 31, 2006 was very challenging for Valley and for most of the banking industry. Valley faced a continued decline in its net interest margin as a result of a highly competitive loan and deposit environment and a flat or inverted yield curve throughout 2006. The net interest income of Valley was also negatively impacted by both the margin contraction of 23 basis points and slower growth in its loan portfolio, which grew $201.2 million, or 2.5 percent during 2006, as well as the contraction of the investment portfolio by $388.8 million, or 11.9 percent. Despite the margin contraction and slower loan growth, Valley earned $1.40 per diluted share or $163.7 million for 2006 compared to $1.42 per diluted share or $163.4 million in 2005.

Total loans grew at a much slower pace during 2006 due to substantial competition for new loans within Valley's principal markets which also lead to some customer prepayments of existing loans during the period. Additionally, Valley encouraged approximately $50.0 million in various types of performing, but potentially marginal loan relationships to move to other financial institutions during the third quarter of 2006 because these credits might cause future loan losses in a changing economy.

During 2007, Valley intends to place more emphasis on non-interest income derived from our substantial automobile lending operations.* Valley currently approves approximately half of the loan applications received through its network of automobile dealers. Working in connection with third parties, in 2007 Valley expects to originate and sell, without recourse, some of the loan applications it historically has not approved and closed as loans.* Valley expects that the anticipated gains on sale and loan servicing income from this activity will help increase non-interest income.*

Additionally, Valley plans to originate for sale residential mortgage and home equity loans with a broader customer risk profile to increase our gains on sales of loans in the secondary market in 2007.* Lastly, Valley will offer a no-frills, low interest rate credit card to Valley's existing automobile and mortgage loan customers in 2007. This initiative is expected to produce additional credit card balances and interest income while minimizing the risks normally associated with new card markets.*

Management also decided that the investment portfolio would be allowed to shrink during the year, mostly through normal principal paydowns. This decision was mainly due to the low level of long-term interest rates caused by the inverted yield curve during 2006, as well as the potential duration risk associated with certain investment securities.

In addition to the net interest margin compression discussed above, 2006 earnings were negatively impacted by a higher provision for loan losses mainly due to higher net charge-offs; a decrease in non-interest income primarily from net losses totaling $5.5 million mainly due to the sale of approximately $132.0 million low yielding securities and $2.1 million in losses generated from the early redemption of other investment securities; and increased operating expenses due to new branch openings and the prior year acquisitions; partially offset by a pre-tax gain of approximately $3.8 million on the sale of an office building, originally purchased for construction of a new branch, located in Manhattan and lower effective federal and state income tax rates during 2006.

For the year ended December 31, 2006, Valley achieved a return on average shareholders' equity ("ROE") of 17.24 percent and a return on average assets ("ROA") of 1.33 percent which include goodwill and other intangible assets. Valley's return on average tangible shareholders' equity ("ROATE") was 22.26 percent for 2006. The comparable ratios for the year ended December 31, 2005, were ROE of 19.17 percent, ROA of 1.39 percent, and ROATE of 23.61 percent. See discussion and reconciliation of ROATE, which is non-GAAP measure, under Item 6, "Selected Financial Data."

Net Interest Income

Net interest income consists of interest income and dividends earned on interest earning assets less interest expense paid on interest bearing liabilities and represents the main source of income for Valley. The net interest margin is calculated by dividing tax equivalent net interest income by average interest earning assets and is a key measurement used in the banking industry to measure income from earning assets. The net interest margin declined each quarter during 2006 and during the last four years. This declining trend may continue in 2007 if the yield curve maintains an inverted or flat shape.* Valley adjusted some of its variable rate deposits and moved away from funding through higher cost municipal deposits and short-term borrowings in an attempt to stabilize the net interest margin in 2006 and 2007. However, management cannot guarantee that this adjustment will stop the net interest margin decline or the resulting decline in net interest income.

Net interest income on a tax equivalent basis decreased to $397.7 million for 2006 compared with $405.2 million for 2005. During 2006, total average interest bearing liabilities and interest rates paid on these liabilities increased over 2005, resulting in higher interest expense. The interest rates on interest bearing deposits continued to rise during 2006 as the Federal Reserve increased short-term interest rates four more times during the first half of 2006 and deposit pricing became increasingly competitive in the Northeast. Partially offsetting the increase in overall funding costs, higher average loan balances and a 55 basis point increase in yield on average loan balances helped drive total interest income on a tax equivalent basis $82.0 million higher than 2005.

Valley's earning asset portfolio is comprised of both fixed rate and adjustable rate loans and investments. Many of Valley's earning assets are priced based on the prevailing treasury rates and prime rate. As noted above, the Federal Reserve increased interest rates four times during 2006 raising the target federal funds rate from 4.25 percent to 5.25 percent. In each instance, Valley's prime rate moved accordingly during the year, and was 8.25 percent at December 31, 2006. On average, the 10-year treasury rate increased from 4.28 percent in 2005 to 4.78 percent in 2006, only half of the total increase in the federal funds rate. The increase in both the prime rate and treasury rate led to an increase in the yield on Valley's average earning assets from 5.75 percent in 2005 to 6.21 percent for 2006. In conjunction with the increase in interest rates, the growth in average earning assets of $503.4 million also contributed to the increase in interest income of $82.0 million.

The following table demonstrates the relative impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities. Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	Year Ended December 31,					
	2006 Compared to 2005			2005 Compared to 2004		
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
	(in thousands)					
Interest income:						
Loans (1)	$39,382	$ 43,604	$82,986	$ 25,448	$65,093	$ 90,541
Taxable investments	(7,102)	3,911	(3,191)	996	12,948	13,944
Tax-exempt investments (1)	(1,650)	966	(684)	1,023	122	1,145
Federal funds sold and other interest bearing deposits	2,174	752	2,926	557	391	948
	32,804	49,233	82,037	28,024	78,554	106,578
Interest expense:						
Savings, NOW and money market deposits	(3,934)	24,300	20,366	27,928	4,413	32,341
Time deposits	14,461	30,592	45,053	17,541	3,228	20,769
Short-term borrowings	(4,429)	6,124	1,695	8,435	2,823	11,258
Long-term borrowings	18,049	4,428	22,477	3,102	12,582	15,684
	24,147	65,444	89,591	57,006	23,046	80,052
Net interest income (tax equivalent basis)	$ 8,657	$(16,211)	$ (7,554)	$(28,982)	$55,508	$ 26,526

(1) Interest income is presented on a fully tax equivalent basis using a 35 percent federal tax rate.

Non-Interest Income

The following table presents the components of non-interest income for the years ended December 31, 2006, 2005 and 2004:

NON-INTEREST INCOME

	Years ended December 31,		
	2006	2005	2004
	(in thousands)		
Trust and investment services	$ 7,108	$ 6,487	$ 6,023
Insurance premiums	11,074	11,719	13,982
Service charges on deposit accounts	23,242	22,382	20,242
(Losses) gains on securities transactions, net	(5,464)	(461)	6,475
Gains on trading securities, net	1,208	1,717	2,409
Fees from loan servicing	5,970	7,011	8,010
Gains on sales of loans, net	1,516	2,108	3,039
Bank owned life insurance ("BOLI")	8,171	7,053	6,199
Other	19,239	15,717	17,943
Total non-interest income	$72,064	$73,733	$84,322

Non-interest income represented 9.2 percent and 10.6 percent of total interest income plus non-interest income for 2006 and 2005, respectively. For the year ended December 31, 2006, non-interest income decreased $1.7 million or 2.3 percent, compared with the same period in 2005.

Trust and investment services increased $621 thousand, or 9.6 percent in 2006 as compared with 2005, as a result of higher managed account fees primarily from one new account relationship in 2006.

Insurance premiums decreased $645 thousand, or 5.5 percent in 2006 as compared with 2005 due to lower title insurance revenues as a result of less mortgage refinancing activity, as seen industry-wide.

Service charges on deposit accounts increased $860 thousand, or 3.8 percent in 2006 compared with 2005 due to deposit accounts acquired from the two mergers in 2005 and the nine de novo branches opened in 2006, as well as additional income earned from higher ATM activity.

Losses on securities transactions, net, increased $5.0 million to a net loss of $5.5 million for the year ended December 31, 2006. The net loss was mainly due to a $4.7 million impairment loss recognized on certain mortgage-backed and equity securities held available for sale in the third quarter of 2006 and a $2.1 million loss on trust preferred securities called for redemption prior to their scheduled maturity date in the fourth quarter of 2006, partially offset by various gains on securities transactions throughout 2006.

Gains on trading securities, net, decreased $509 thousand, or 29.6 percent for the year ended December 31, 2006 compared with the same period in 2005 due to a decline in the spread earned and volume of municipal and corporate bond sales in VNB's broker-dealer subsidiary.

Fees from loan servicing include fees for servicing residential mortgage loans and SBA loans. For the year ended December 31, 2006, fees from servicing residential mortgage loans totaled $4.8 million and fees from servicing SBA loans totaled $1.2 million as compared with $5.6 million and $1.4 million, respectively, for the year ended December 31, 2005. The aggregate principal balances of mortgage loans serviced by VNB's subsidiary VNB Mortgage Services, Inc. for others approximated $1.2 billion, $1.4 billion and $1.6 billion at December 31, 2006, 2005 and 2004, respectively. Fees from loan servicing decreased $1.0 million or 14.8 percent as a result of smaller balances of loans serviced resulting from refinance and payoff activity. Valley has not acquired additional loan servicing portfolios to offset the decline in servicing assets due to the interest rate environment and the risks associated with prepayment and refinancing.

Gains on sales of loans, net, decreased $592 thousand to $1.5 million for the year ended December 31, 2006 compared to $2.1 million for the prior year. This decrease was primarily attributed to lower loan sales of $9.9 million in SBA loans in 2006 compared with $17.2 million during 2005.

Valley uses BOLI to help offset the rising cost of employee benefits. Valley acquired $5.1 million of BOLI from Shrewsbury State Bank in March of 2005. BOLI income was $8.2 million and $7.1 million for the years ended December 31, 2006 and 2005, respectively. BOLI income is exempt from federal and state income taxes. The BOLI is invested primarily in mortgage-backed securities, U.S. Treasuries and high grade corporate securities, and the underlying portfolio is managed by two independent investment firms.

Other non-interest income increased $3.5 million to $19.2 million in 2006 as compared with 2005. The increase was due to a $3.8 million gain on the sale of an office building located in Manhattan. The building, the sale of which closed in November 2006, was intended for construction of a new branch, however, Valley ultimately decided to sell the property and not pursue the project. Other significant components of other non-interest income include fees generated from letters of credit and acceptances, credit cards, safe deposit box rentals and wire transfers.

Non-Interest Expense

The following table presents the components of non-interest expense for the years ended December 31, 2006, 2005 and 2004:

NON-INTEREST EXPENSE

	Years ended December 31,		
	2006	2005	2004
		(in thousands)	
Salary expense	$109,775	$105,988	$ 99,325
Employee benefit expense	28,592	26,163	24,465
Net occupancy and equipment expense	46,078	41,694	36,368
Amortization of other intangible assets	8,687	8,797	8,964
Professional and legal fees	8,878	9,378	6,388
Advertising	8,469	7,535	7,974
Other	39,861	38,036	36,559
Total non-interest expense	$250,340	$237,591	$220,043

Non-interest expense totaled $250.3 million for the year ended December 31, 2006, an increase of $12.7 million, or 5.4 percent from 2005, mainly due to increases in salary expense, employee benefit expense, net occupancy and equipment expense, and advertising. Valley incurred additional expenses due to nine de novo branches opened in 2006, and the additional branch operations and personnel from the Shrewsbury Bancorp and NorCrown Bank acquisitions during the first and second quarters of 2005, respectively. The largest component of non-interest expense is salary and employee benefit expense which totaled $138.4 million in 2006 compared with $132.2 million in 2005, an increase of $6.2 million or 4.7 percent.

The efficiency ratio measures a bank's total non-interest expense as a percentage of net interest income plus non-interest income. Valley's efficiency ratio for the year ended December 31, 2006 was 54.0 percent compared to 50.3 percent for the same period of 2005. Valley strives to control its efficiency ratio and expenses as a means of producing increased earnings for its shareholders. The efficiency ratio has increased as higher non-interest expense attributable to additional expenses from the de novo branches and two acquisitions outpaced growth in net interest income and non-interest income.

Salary expense increased $3.8 million, or 3.6 percent for the year ended December 31, 2006 compared with the same period in 2005. The increase from 2005 was mainly due to the nine de novo branches and the acquisitions of Shrewsbury Bancorp and NorCrown Bank during the first and second quarters of 2005. At December 31, 2006, full-time equivalent staff was 2,489 compared to 2,433 at December 31, 2005.

Employee benefit expense increased by $2.4 million, or 9.3 percent for the year ended December 31, 2006 compared with the same period one year ago mainly due to increased stock incentive compensation and pension expense. Employee benefit expense included approximately $5.5 million and $3.9 million of stock incentive compensation for the years ended December 31, 2006 and 2005, respectively.

Net occupancy and equipment expense increased $4.4 million, or 10.5 percent during 2006 in comparison to 2005. This increase was largely due to Valley's branch expansion and the two acquisitions in 2005, which includes, among other things, additional rents, utilities, real estate taxes, and depreciation charges in connection with investments in technology and facilities. Depreciation expense increased by approximately $1.4 million, or 9.1 percent during 2006 compared with the prior year. Rent expense increased $1.2 million, or 10.8 percent in 2006 compared with the prior year.

Amortization of other intangible assets, consisting primarily of amortization of loan servicing rights, decreased $110 thousand, or 1.3 percent to $8.7 million for the year ended December 31, 2006 compared with the same period in 2005. An impairment analysis is performed periodically to determine the appropriateness of the value of Valley's loan servicing rights, for which impairment expense of $24 thousand was recorded during 2006 compared with $108 thousand in 2005.

Professional and legal fees declined $500 thousand, or 5.3 percent for the year ended December 31, 2006 compared to the same period one year ago due to less litigation activity and management's reassessment of required legal reserves in 2006.

Advertising expense increased $934 thousand, or 12.4 percent in 2006 compared to 2005 due to additional promotional campaigns in 2006 for Valley name branding, as well as specific financial products and services.

Other non-interest expense increased $1.8 million, or 4.8 percent for the year ended December 31, 2006 compared with the same period in 2005 mainly due to a rise in data processing, telephone, debit card and services fees mainly caused by the branch expansion and acquisitions. Other significant components of other non-interest expense include postage, stationery, insurance, and title search fees.

Income Taxes

Income tax expense was $39.9 million for the year ended December 31, 2006, reflecting an effective tax rate of 19.6 percent, compared with $66.8 million for the year ended December 31, 2005, reflecting an effective tax rate of 29.0 percent. The lower 2006 income tax expense reflects a decline in state income tax expense, increased low income housing tax credits and a $13.5 million tax benefit recognized due to management's reassessment of required tax accruals. The reassessment was based on the resolution of income tax audits covering tax years 2003 and 2004, and the expiration of the income tax statute of limitations for 2002.

For 2007, Valley anticipates an effective tax rate of 29.0 percent, compared to 19.6 percent for 2006.* This rate is projected based upon management's judgment regarding future results and could vary due to changes in income, tax planning strategies and federal or state income tax laws.

Business Segments

Valley has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets. Expenses related to the branch network, all other components of retail banking, along with the back office departments of VNB are allocated from the corporate and other adjustments segment to each of the other three business segments. Valley's Wealth Management Division, comprised of trust, broker/dealer, asset management and insurance services, is included in the consumer lending segment. The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting. For financial data on the four business segments see Part II, Item 8, "Financial Statements and Supplementary Data-Note 20 of the consolidated financial statements."

The consumer lending segment had a return on average interest earning assets before income taxes of 1.57 percent for the year ended December 31, 2006 compared with 2.00 percent for the year ended December 31, 2005, while income before taxes decreased $12.7 million for the 2006 period as compared to 2005. The decrease was primarily due to higher internal transfer expense, non-interest expense and provision for loan losses, as well as a decline in net interest income. Average interest earning assets increased $185.3 million mainly attributable to growth in both residential mortgage and automobile loans during 2006. The $23.3 million increase in interest income resulting from an increase in average interest rates on loans and higher average interest earnings assets during 2006 were more than offset by an increase in interest expense due to higher funding costs. Average interest rates on loans increased 34 basis points to 5.82 percent, while the interest expense associated with funding sources increased 67 basis points to 2.57 percent.

The return on average interest earning assets before income taxes for the commercial lending segment decreased to 2.75 percent in 2006 compared with 2.83 percent for the year ended December 31, 2005, and income before income taxes increased $9.1 million for 2006 as compared to 2005. The increase in income before income taxes was primarily as a result of higher net interest income, partially offset by an increase in the provision for loan losses and allocated internal transfer expense. Average interest earning assets increased $441.2 million attributed to new loan originations and draw downs on new and existing commercial lines of credit. Interest rates on commercial lending increased by 71 basis points, largely due to increases in the prime lending rate, while the expenses associated with funding sources increased by 67 basis points.

The investment management segment had a return on average interest earning assets before income taxes of 1.59 percent for the year ended December 31, 2006 compared with 2.25 for the year ended December 31, 2005, and income before income taxes declined $24.0 million in 2006 as compared to the same period in 2005. The decreases are primarily due to a decline in net interest income. Non-interest income also decreased due to a $5.0 million increase in net losses on securities transactions during 2006. Average interest earning assets decreased by $123.1 million due to normal principal paydowns, and sales and prepayments of some investment securities. The yield on interest earning assets, which includes federal funds sold, increased by 25 basis points to 5.50 percent for the year ended December 31, 2006.

The corporate and other adjustments segment represents income and expense items not directly attributable to a specific segment including gains on securities transactions not classified in the investment management segment above, interest expense related to the junior subordinated debentures issued to VNB Capital Trust I, interest expense related to VNB's issuance of $100 million in subordinated notes during July 2005, as well as income and expense from derivative financial instruments and service charges on deposit accounts. The loss before income taxes for the corporate segment decreased by $933 thousand for the year ended December 31, 2006 compared with December 31, 2005 primarily due to higher internal transfer income and non-interest income, partially offset by additional interest expense resulting from the issuance of $100 million in subordinated notes in July 2005, the negative effect of certain cash flow hedge derivatives that expired in August 2006, and increased non-interest expense.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Valley's success is largely dependent upon its ability to manage interest rate risk. Interest rate risk can be defined as the exposure of Valley's interest rate sensitive assets and liabilities to the movement in interest rates. Valley's Asset/Liability Management Committee is responsible for managing such risks and establishing policies that monitor and coordinate Valley's sources, uses and pricing of funds.

Valley uses a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a twelve and twenty-four month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumptions of certain assets and liabilities as of December 31, 2006. The model assumes changes in interest rates without any proactive change in the balance sheet by management. In the model, the forecasted shape of the yield curve remains static as of December 31, 2006.

Valley's simulation model is based on market interest rates and prepayment speeds prevalent in the market as of December 31, 2006. New interest earning asset and interest bearing liability originations and rate spreads are estimated utilizing Valley's actual originations during the fourth quarter of 2006. The model utilizes an immediate parallel change in the market interest rates at December 31, 2006. The following table reflects management's expectations of the change in Valley's net interest income over a one-year period in light of the aforementioned assumptions:

Immediate Changes in Levels of Interest Rates	Change in Net Interest Income Over One Year Horizon At December 31, 2006	
	Dollar Change	Percentage Change
	($ in thousands)	
+2.00%	$ 18,363	4.85%
+1.00	9,481	2.50
(1.00)	(12,412)	(3.28)
(2.00)	(23,876)	(6.30)

Convexity is a measure of how the duration of a bond changes as the market interest rate changes. Potential movements in the convexity of bonds held in Valley's investment portfolio, as well as the duration of the loan portfolio may have a positive or negative impact to Valley's net interest income in varying interest rate environments. As a result, the increase or decrease in forecasted net interest income may not have a linear relationship to the results reflected in the table above. Management cannot provide any assurance about the actual effect of changes in interest rates on Valley's net interest income.

Valley's net interest income is affected by changes in interest rates and cash flows from its loan and investment portfolios. Valley actively manages these cash flows in conjunction with its liability mix, duration and rates to optimize the net interest income, while prudently structuring the balance sheet to manage changes in interest rates. In the current interest rate environment, short-term rates have escalated while long-term rates remained low causing an inverted or flat yield curve and net interest margin pressure as deposits and short-term borrowings reprice at higher interest rates faster than loans and investments.

The following table shows the financial instruments that are sensitive to changes in interest rates, categorized by expected maturity and the instruments' fair value at December 31, 2006. Forecasted maturities and prepayments for rate sensitive assets and liabilities were calculated using actual interest rates in conjunction with market interest rates and prepayment assumptions as of December 31, 2006.

INTEREST RATE SENSITIVITY ANALYSIS

	Rate	2007	2008	2009	2010	2011	Thereafter	Total Balance	Fair Value
					(in thousands)				
Interest sensitive assets:									
Interest bearing deposits	6.17%	$ 7,795	$ —	$ —	$ —	$ —	$ —	$ 7,795	$ 7,795
Federal funds sold	5.28	175,000	—	—	—	—	—	175,000	175,000
Investment securities held to maturity	5.47	118,504	51,510	48,776	64,553	48,966	776,576	1,108,885	1,090,883
Investment securities available for sale	4.87	306,702	235,353	186,759	163,396	165,346	712,425	1,769,981	1,769,981
Trading securities	—	4,655	—	—	—	—	—	4,655	4,655
Loans held for sale	—	4,674	—	—	—	—	—	4,674	4,674
Loans:									
Commercial	7.73	1,033,979	154,925	116,237	62,725	28,096	70,900	1,466,862	1,469,652
Mortgage	5.80	1,079,965	790,574	549,407	435,681	371,889	1,714,325	4,941,841	4,764,744
Consumer	6.63	1,077,323	361,902	214,378	117,499	55,415	96,465	1,922,982	2,076,808
Total interest sensitive assets	5.91	$3,808,597	$1,594,264	$1,115,557	$843,854	$669,712	$3,370,691	$11,402,675	$11,364,192
Interest sensitive liabilities:									
Deposits:									
Savings, NOW and money market	2.16	$1,164,473	$ 700,956	$ 700,956	$331,807	$165,904	$ 497,711	$ 3,561,807	$ 3,561,807
Time	4.47	2,237,218	361,272	134,290	30,930	133,143	32,754	2,929,607	2,945,384
Short-term borrowings	4.27	362,615	—	—	—	—	—	362,615	352,904
Long-term borrowings	4.58	625,484	423,343	329,044	328,041	333,056	445,946	2,484,914	2,443,467
Total interest sensitive liabilities	3.61	$4,389,790	$1,485,571	$1,164,290	$690,778	$632,103	$ 976,411	$ 9,338,943	$ 9,303,562
Interest sensitivity gap		$ (581,193)	$ 108,693	$ (48,733)	$153,076	$ 37,609	$2,394,280	$ 2,063,732	$ 2,060,630
Ratio of interest sensitive assets to interest sensitive liabilities		0.87:1	1.07:1	0.96:1	1.22:1	1.06:1	3.45:1	1.22:1	1.22:1

Expected maturities are contractual maturities adjusted for all projected payments of principal. For investment securities, loans and long-term borrowings, expected maturities are based upon contractual maturity or call dates, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on historical experience combined with market consensus expectations derived from independent external sources. The actual maturities of these instruments could vary substantially if future prepayments differ from historical experience. For non-maturity deposit liabilities, in accordance with standard industry practice and Valley's own historical experience, "decay factors" were used to estimate deposit runoff. Valley uses various assumptions to estimate fair values. See Note 19 of the consolidated financial statements for further discussion of fair values.

The total gap re-pricing within one year as of December 31, 2006 was negative $581.2 million, representing a ratio of interest sensitive assets to interest sensitive liabilities of 0.87:1, as compared to a positive gap of $331.7 million for the same period as of December 31, 2005, representing a ratio of interest sensitive assets to interest sensitive liabilities of 1.08:1. The primary reason for the change in Valley's gap position over the last twelve months is a decrease in prepayment speeds for residential mortgage loans and investment securities coupled with a shift to short-term time deposits from higher costing municipal deposits during 2006.

Management does not view the negative one year gap position as of December 31, 2006 as presenting an unusually high risk potential, although no assurances can be given that Valley is not at risk from interest rate increases or decreases.

Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due. Valley maintains a level of liquid funds through asset/liability management to ensure that liquidity needs are met at a reasonable cost. On the asset side, liquid funds are maintained in the form of cash and due from banks, interest bearing deposits with banks, federal funds sold, investment securities held to maturity maturing within one year, investment securities available for sale and loans held for sale. Liquid assets totaled approximately $2.2 billion and $2.3 billion at December 31, 2006 and 2005, respectively, representing 19.5 percent and 20.6 percent of earning assets, and 18.0 percent and 18.9 percent of total assets at December 31, 2006 and 2005, respectively.

Additional liquidity is derived from scheduled loan and investment payments of principal and interest, as well as prepayments received. Loan principal payments and prepayments are projected to be approximately $3.2 billion over the next twelve months.* In 2006, proceeds from the sales of investment securities available for sale totaled $129.8 million and proceeds of $532.8 million were generated from maturities, redemptions and prepayments of investments. Purchases of investment securities in 2006 were $279.0 million primarily to replace pledged securities that have matured in the year. Liquidity could also be derived from residential mortgages, commercial mortgages, auto and home equity loans, as these are all marketable portfolios.

On the liability side, the primary source of funds available to meet liquidity needs is Valley's core deposit base, which generally excludes certificates of deposit over $100 thousand as well as brokered certificates of deposit. Core deposits averaged approximately $7.3 billion for the years ended December 31, 2006 and 2005, representing 63.5 percent and 66.6 percent of average earning assets at December 31, 2006 and 2005, respectively. The level of interest bearing deposits is affected by interest rates offered, which is often influenced by Valley's need for funds and the need to balance its net interest margin. Brokered certificates of deposit totaled $117.9 million at December 31, 2006 and $63.1 million at December 31, 2005. Borrowings through federal funds lines, repurchase agreements, FHLB advances and large dollar certificates of deposit, generally those over $100 thousand, are also used as funding sources.

The following table lists, by maturity, all certificates of deposit of $100 thousand and over at December 31, 2006. These certificates of deposit are generated primarily from core deposit customers.

	(in thousands)
Less than three months	$ 854,507
Three to six months	134,105
Six to twelve months	95,354
More than twelve months	250,650
	$1,334,616

Valley has access to a variety of borrowing sources and uses both short-term and long-term borrowings to support its asset base. Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase ("repos"), treasury tax and loan accounts, and FHLB advances. Short-term borrowings decreased by $220.0 million to $362.6 million at December 31, 2006 compared to $582.6 million at December 31, 2005 primarily due to the payment of all FHLB advances due in one year or less coupled with no outstanding federal funds purchased (see Note 11 to the consolidated financial statements). At December 31, 2006, all short-term repos represent customer deposit balances being swept into this vehicle every night.

The following table sets forth information regarding Valley's short-term repos at the dates and for the periods indicated:

	Years Ended December 31,		
	2006	2005	2004
	($ in thousands)		
Securities sold under agreements to repurchase:			
Average balance outstanding	$337,819	$256,963	$207,842
Maximum outstanding at any month-end during the period	386,897	291,427	264,067
Balance outstanding at end of period	355,823	289,970	227,654
Weighted average interest rate during the period	4.12%	2.34%	1.04%
Weighted average interest rate at the end of the period	4.29%	2.07%	0.95%

Valley's recurring cash requirements consist primarily of dividends to shareholders and interest expense on junior subordinated debentures issued to VNB Capital Trust I. These cash needs are routinely satisfied by dividends collected from VNB along with cash and earnings on investments owned. Projected cash flows from these sources are expected to be adequate to pay dividends and interest expense payable to VNB Capital Trust I, given the current capital levels and current profitable operations of VNB. In addition, Valley may repurchase its outstanding common stock as authorized by its Board of Directors under Valley's two previously announced repurchase plans.* The cash required for these purchases of shares have previously been met by using Valley's own funds, dividends received from VNB, as well as borrowed funds.

Investment Securities

The amortized cost of securities held to maturity at December 31, 2006, 2005 and 2004 were as follows:

INVESTMENT SECURITIES HELD TO MATURITY

	2006	2005	2004
		(in thousands)	
U.S. Treasury securities and other government agencies	$ 10,009	$ 10,019	$ 10,030
Obligations of states and political subdivisions	233,592	229,474	250,149
Mortgage-backed securities	342,798	399,521	492,416
Corporate and other debt securities	423,016	491,912	466,084
Total debt securities	1,009,415	1,130,926	1,218,679
FRB & FHLB stock	99,470	98,264	73,659
Total investment securities held to maturity	$1,108,885	$1,229,190	$1,292,338

The fair value of securities available for sale at December 31, 2006, 2005 and 2004 were as follows:

INVESTMENT SECURITIES AVAILABLE FOR SALE

	2006	2005	2004
		(in thousands)	
U.S. Treasury securities and other government agencies	$ 400,781	$ 363,723	$ 311,697
Obligations of states and political subdivisions	47,852	73,133	87,789
Mortgage-backed securities	1,256,637	1,534,992	1,456,552
Corporate and other debt securities	26,968	32,076	1,184
Total debt securities	1,732,238	2,003,924	1,857,222
Equity securities	37,743	34,970	26,507
Total investment securities available for sale	$1,769,981	$2,038,894	$1,883,729

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES HELD TO MATURITY AT DECEMBER 31, 2006

	U.S. Treasury Securities and Other Government Agencies		Obligations of States and Political Subdivisions		Mortgage-Backed Securities (5)		Corporate and Other Debt Securities		Total (4)	
	Amortized Cost (1)	Yield (2)	Amortized Cost (1)	Yield (2) (3)	Amortized Cost (1)	Yield (2)	Amortized Cost (1)	Yield (2)	Amortized Cost(1)	Yield (2)
					($ in thousands)					
0-1 year	$10,009	2.89%	$ 45,586	3.76%	$ 87	7.05%	$ 10,000	— %	$ 65,682	3.06%
1-5 years	—	—	31,219	3.99	889	7.65	537	6.23	32,645	4.13
5-10 years	—	—	85,896	4.17	196	8.48	17,981	5.28	104,073	4.37
Over 10 years	—	—	70,891	4.13	341,626	4.52	394,498	7.34	807,015	5.86
Total securities	$10,009	2.89%	$233,592	4.05%	$342,798	4.53%	$423,016	7.08%	$1,009,415	5.47%

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES AVAILABLE FOR SALE AT DECEMBER 31, 2006

	U.S. Treasury Securities and Other Government Agencies		Obligations of States and Political Subdivisions		Mortgage-Backed Securities (5)		Corporate and Other Debt Securities		Total (4)	
	Fair Value	Yield (2)	Fair Value	Yield (2) (3)	Fair Value	Yield (2)	Fair Value	Yield (2)	Fair Value	Yield (2)
					($ in thousands)					
0-1 year	$ 48,921	3.51%	$ 848	6.94%	$ 457	6.70%	$ 2,022	4.18%	$ 52,248	3.62%
1-5 years	151,260	3.78	39,100	7.28	19,711	7.61	1,032	7.43	211,103	4.80
5-10 years	80,915	4.94	3,470	8.26	22,247	6.03	10,922	6.04	117,554	5.35
Over 10 years	119,685	5.08	4,434	6.85	1,214,222	4.85	12,992	6.46	1,351,333	4.89
Total securities	$400,781	4.37%	$47,852	7.31%	$1,256,637	4.91%	$26,968	6.16%	$1,732,238	4.87%

(1) Amortized costs are stated at cost less principal reductions, if any, and adjusted for accretion of discounts and amortization of premiums.
(2) Average yields are calculated on a yield-to-maturity basis.
(3) Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 35 percent.
(4) Excludes equity securities which have indefinite maturities.
(5) Mortgage-backed securities are shown using stated final maturity.

Valley's investment portfolio is comprised of U.S. government and federal agency securities, tax-exempt issues of states and political subdivisions, mortgage-backed securities, corporate bonds, equity and other securities. There were no securities in the name of any one issuer exceeding 10 percent of shareholders' equity, except for securities issued by United States government agencies, which includes the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). The decision to purchase or sell securities is based upon the current assessment of long and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components.

As of December 31, 2006, Valley's held to maturity investment portfolio included approximately $263.7 million in trust preferred securities issued by other financial institutions that are currently callable or contain call option provisions that begin during the first and second quarters of 2007. The call options are continuous after the call date and the likelihood of the issuer exercising the call option is dependent on a variety of factors. These factors include the issuers' need for capital, the level of interest rates, the ability to obtain financing through new debt instruments available in the market, any premium that may be payable to the trust preferred security holders and the potential write-off of unamortized issuance costs. The majority of these trust preferred securities have call premiums equal to three to four percent of the outstanding balance. If all the trust preferred securities were called during the six months ended June 30, 2007, Valley could incur losses on securities transactions, net of tax, totaling approximately $4.4 million in that period.* Valley cannot determine the likelihood of how many of these securities will be called before their stated maturity dates.

At December 31, 2006, Valley had $342.8 million of mortgage-backed securities classified as held to maturity and $1.3 billion of mortgage-backed securities classified as available for sale. Substantially all the mortgage-backed securities held by Valley are issued or backed by federal agencies. The mortgage-backed securities portfolio is a source of significant liquidity to Valley through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to change in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the increase in prepayments can reduce the yield on the mortgage-backed securities portfolio, and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates will reduce cash flows from prepayments and extend anticipated duration of these assets. Valley monitors the changes in interest rates, cash flows and duration, in accordance with its investment policies. Management seeks out investment securities with an attractive spread over Valley's cost of funds while limiting the extension risk of its assets. See "Liquidity" section included in this MD&A for discussion of 2006 investment portfolio growth.

The mortgage-backed securities portfolio included $301.7 million of collateralized mortgage obligations, of which $26.2 million were privately issued, at December 31, 2006. Collateralized mortgage obligation's had a yield of 4.76 percent and an unrealized loss of $9.6 million at December 31, 2006.

As of December 31, 2006, Valley had $1.8 billion of securities available for sale, a decrease of $268.9 million from December 31, 2005. As of December 31, 2006, the investment securities available for sale had a net unrealized loss of $19.0 million, net of deferred taxes, compared to a net unrealized loss of $22.3 million, net of deferred taxes, at December 31, 2005. Available for sale securities are not considered trading account securities, but rather are securities which may be sold on a non-routine basis.

During the third quarter of 2006, management performed a comprehensive review of the securities available for sale portfolio. The specific goals of this review were to consider rebalancing the portfolio to position for a change in the economic cycle and to realign Valley's securities duration target to minimize market price risk. As a result, management determined that approximately $132.0 million of low yielding mortgage-backed securities would be sold during the fourth quarter of 2006, which required Valley to recognize a $4.7 million impairment loss on these securities in the third quarter. The selection of securities to be sold was based upon their low yield, size, composition of the underlying pool assets, historical prepayment speeds, and duration profiles. Management feels that these securities were particularly susceptible to significant average life extension risk and that reinvestment of these funds in investment securities with higher coupon rates will help shorten the duration of Valley's portfolio and provide a better total return in the future.

As of December 31, 2006 and 2005, Valley had a total of $4.7 million and $4.2 million, respectively, in trading account securities. The trading securities portfolio is utilized to facilitate purchases for customers of VNB's broker-dealer subsidiary.

Loan Portfolio

As of December 31, 2006, total loans were $8.3 billion compared to $8.1 billion at December 31, 2005, an increase of $202 million or 2.5 percent. The following table reflects the composition of the loan portfolio for the five years ended December 31, 2006:

LOAN PORTFOLIO

	At December 31,				
	2006	2005	2004	2003	2002
			($ in thousands)		
Commercial	$1,466,862	$1,449,919	$1,259,997	$1,181,399	$1,113,962
Total Commercial loans	1,466,862	1,449,919	1,259,997	1,181,399	1,113,962
Construction	526,318	471,560	368,120	222,748	200,896
Residential mortgage	2,106,306	2,083,004	1,853,408	1,594,392	1,387,208
Commercial mortgage	2,309,217	2,234,950	1,745,155	1,553,037	1,515,095
Total mortgage loans	4,941,841	4,789,514	3,966,683	3,370,177	3,103,199
Home Equity	571,138	565,960	517,325	476,149	451,543
Credit card	8,764	9,044	9,691	10,722	11,544
Automobile	1,238,145	1,221,525	1,079,050	1,013,938	932,672
Other consumer	104,935	94,495	99,412	114,304	107,239
Total consumer loans	1,922,982	1,891,024	1,705,478	1,615,113	1,502,998
Total loans (1)	$8,331,685	$8,130,457	$6,932,158	$6,166,689	$5,720,159
As a percent of total loans:					
Commercial loans	17.6%	17.8%	18.2%	19.2%	19.5%
Mortgage Loans	59.3	58.9	57.2	54.6	54.2
Consumer loans	23.1	23.3	24.6	26.2	26.3
Total	100.00%	100.0%	100.00%	100.00%	100.00%

(1) Total loans are net unearned discount and deferred loan fees totaling $5.1 million, $6.3 million, $6.6 million, $5.9 million, and $6.4 million at December 31, 2006, 2005, 2004, 2003 and 2002 respectively.

Commercial loans increased $16.9 million or 1.2 percent in 2006 due to a combination of increases in draw downs on new and existing commercial lines of credit and new commercial loans, net of large payoff activity during the year. Also, Valley chose to allow $50 million in performing commercial credits to leave the bank during the third quarter. This decision was based upon the concern as to how these credits might perform in a weaker economy.

The largest increase in loans for 2006 was from the mortgage loans comprised of construction, residential and commercial mortgage loans. Construction mortgage loans increased $54.8 million, or 11.6 percent in 2006 over last year due to a greater volume of draw downs on existing construction lines and newly originated construction loans. Residential mortgage loans increased only $23.3 million in 2006 over last year partially due to a slow down in demand and an increasingly competitive marketplace. Valley continues to see more competition from non-traditional mortgage markets, such as high loan to value ratio and negative amortization loan products. Valley's non-participation in this segment of the real estate market has and may continue to adversely impact its market share and portfolio growth, however management believes this strategy will help Valley avoid possible negative consequences of a stressed real estate market. Commercial mortgage loans increased $74.3 million, or 3.3 percent during 2006 mainly due to an increase in loans through new and existing business development, net of a large amount of payoffs.

Automobile loans during 2006 increased by $16.6 million or 1.4 percent. The increase during 2006 is primarily the result of Valley's continued market presence through its indirect dealer program. Competition from other lenders and the decline in automobile sales in conjunction with substantial normal pay down activity kept the volume of net new loans lower than it has historically been.

Much of Valley's lending is in northern and central New Jersey and New York City, with the exception of the out-of-state auto loan portfolio, SBA loans and a small amount of out-of-state residential mortgage loans. However, efforts are made to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector.* As a result of Valley's lending, this could present a geographic and credit risk if there was a significant broad based downturn of the economy within the region.

The following table reflects the contractual maturity distribution of the commercial and construction loan portfolios as of December 31, 2006:

	One Year or Less	One to Five Years	Over Five Years	Total
		(in thousands)		
Commercial—fixed rate	$ 361,025	$126,391	$24,755	$ 512,171
Commercial—adjustable rate	672,954	235,592	46,145	954,691
Construction—fixed rate	9,449	11,201	—	20,650
Construction—adjustable rate	298,331	207,337	—	505,668
	$1,341,759	$580,521	$70,900	$1,993,180

Prior to maturity of each loan with a balloon payment and if the borrower requests an extension, Valley generally conducts a review which normally includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral. A rollover of the loan at maturity may require a principal paydown.

VNB is a preferred SBA lender with authority to make loans without the prior approval of the SBA. VNB currently has approval to make SBA loans nationwide, however, management focuses primarily on lending in New Jersey, New York and Pennsylvania. Generally, between 75 percent and 85 percent of each loan is guaranteed by the SBA and is typically sold into the secondary market, with the balance retained in VNB's portfolio. VNB is committed to this area of lending because it provides a good source of fee income and loans with floating interest rates tied to the prime lending rate.* This program can expand or contract based upon guidelines and availability of lending established by the SBA.

During 2006 and 2005, VNB originated approximately $14.9 million and $36.9 million of SBA loans, respectively, and sold $10.0 million and $17.2 million, respectively. At December 31, 2006 and 2005, $52.0 million and $55.2 million, respectively, of SBA loans were held in VNB's portfolio and VNB serviced for others approximately $75.0 million and $87.7 million, respectively, of SBA loans.

Non-performing Assets

Non-performing assets include non-accrual loans, other real estate owned ("OREO"), and other repossessed assets which mainly represent automobiles. Loans are generally placed on a non-accrual status when they become past due in excess of 90 days as to payment of principal or interest. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO and other repossessed assets are reported at the lower of cost or fair value at the time of acquisition and at the lower of fair value, less estimated costs to sell, or cost thereafter. Levels of non-performing assets remain relatively low as a percentage of the total loan portfolio as shown in the following table.

The following table sets forth non-performing assets and accruing loans which were 90 days or more past due as to principal or interest payments on the dates indicated, in conjunction with asset quality ratios for Valley:

LOAN QUALITY

	At December 31,				
	2006	2005	2004	2003	2002
	($ in thousands)				
Loans past due in excess of 90 days and still accruing	$ 3,775	$ 4,442	$ 2,870	$ 2,792	$ 4,931
Non-accrual loans	27,244	25,794	30,274	22,338	21,524
Other real estate owned	779	2,023	480	797	43
Other repossessed assets	844	608	861	828	749
Total non-performing assets	$28,867	$28,425	$31,615	$23,963	$22,316
Troubled debt restructured loans	$ —	$ —	$ —	$ —	$ —
Total non-performing loans as a % of loans	0.33%	0.32%	0.44%	0.36%	0.38%
Total non-performing assets as a % of loans	0.35%	0.35%	0.46%	0.39%	0.39%
Allowance for loan losses as a % of non-performing loans	274.25%	291.49%	217.01%	289.42%	297.75%

Non-accrual loans have ranged from a low of $21.5 million to $30.3 million over the last five years. Valley's non-accrual experience as a percentage of total loans indicates that the amount of non-accrual loans is historically low and there is no guarantee that this low level will continue. If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $2.1 million, $1.9 million and $1.5 million for the years ended December 31, 2006, 2005, and 2004, respectively; none of these amounts were included in interest income during these periods. Interest income recognized on loans once classified as non-accrual loans totaled $498 thousand, $21 thousand and $844 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

Loans 90 days or more past due and still accruing, which were not included in the non-performing category, are presented in the above table. These loans ranged from $2.8 million to $4.9 million for the last five years. Valley cannot predict that this current low level of past dues will continue. These loans represent most loan types and are generally well secured and in the process of collection.

Total loans past due in excess of 30 days were 0.84 percent of all loans at December 31, 2006 compared to 0.89 percent at December 31, 2005. Valley cannot guarantee that this current low level of past due loans in excess of 30 days will continue.

Other real estate owned decreased $1.2 million to $779 thousand in 2006 compared with 2005 primarily due to the sale of four real estate properties during 2006.

Although substantially all risk elements at December 31, 2006 have been disclosed in the categories presented above, management believes that for a variety of reasons, including economic conditions, certain borrowers may be unable to comply with the contractual repayment terms on certain real estate and commercial loans. As part of the analysis of the loan portfolio, management determined that there were approximately $7.3 million and $8.1 million in potential problem loans at December 31, 2006 and 2005, respectively, which were not classified as non-accrual loans in the non-performing asset table above. Potential problem loans are defined as performing loans for which management has serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in a non-performing loan. Valley's decision to include performing loans in potential problem loans does not necessarily mean that management expects losses to occur, but that management recognizes potential problem loans carry a higher probability of default. Of the $7.3 million in potential problem loans as of December 31, 2006, approximately $1.0 million is considered at risk after collateral values and guarantees are taken into consideration.* There can be no assurance that Valley has identified all of its potential problem loans.

Asset Quality and Risk Elements

Lending is one of the most important functions performed by Valley and, by its very nature, lending is also the most complicated, risky and profitable part of Valley's business. For commercial loans, construction loans and commercial mortgage loans, a separate credit department is responsible for risk assessment, credit file maintenance and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit so as to minimize the impact of a downturn in any one economic sector. Valley's loan portfolio is diversified as to type of borrower and loan. However, loans collateralized by real estate represent approximately 59 percent of total loans at December 31, 2006. Most of the loans collateralized by real estate are in northern and central New Jersey and New York City, presenting a geographical and credit risk if there was a significant downturn of the economy within the region.

Residential mortgage loans are secured by 1-4 family properties generally located in counties where Valley has a branch presence and counties contiguous thereto (including Pennsylvania). Valley does provide mortgage loans secured by homes beyond this primary geographic area, however, lending outside this primary area is generally made in support of existing customer relationships. Underwriting policies that are based on FNMA and FHLMC guidance are adhered to for loan requests of conforming and non-conforming amounts. The weighted average loan-to-value ratio of all residential mortgage originations in 2006 was 61.21 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 743.

Consumer loans are comprised of home equity loans, credit card loans, automobile loans and other consumer loans. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness. The automobile loans are from New Jersey and out of state and management believes these out of the state loans generally present no more risk than those made within New Jersey.* All loans are subject to Valley's underwriting criteria. Therefore, each loan or group of loans presents a geographic risk based upon the economy of the region.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such loan losses inherent in the portfolio. The allowance for loan losses and related provision are an expression of management's evaluation of the credit portfolio and economic climate.

The following table sets forth the relationship among loans, loans charged-off and loan recoveries, the provision for loan losses and the allowance for loan losses for the past five years:

	Years ended December 31,				
	2006	2005	2004	2003	2002
			($ in thousands)		
Average loans outstanding	$8,262,739	$7,637,973	$6,541,993	$6,056,439	$5,489,344
Beginning balance—Allowance for loan losses	$ 75,188	$ 65,699	$ 64,650	$ 64,087	$ 63,803
Loans charged-off:					
Commercial	6,078	1,921	6,551	4,905	10,570
Construction	—	—	—	—	504
Mortgage—Commercial	448	307	212	409	525
Mortgage—Residential	644	108	117	244	233
Consumer	4,918	5,265	6,258	6,089	6,682
	12,088	7,601	13,138	11,647	18,514
Charged-off loans recovered:					
Commercial	528	1,474	3,394	2,012	1,905
Construction	—	—	—	—	—
Mortgage—Commercial	181	129	237	379	1,014
Mortgage—Residential	54	130	51	135	43
Consumer	1,585	1,765	2,502	2,339	2,192
	2,348	3,498	6,184	4,865	5,154
Net charge-offs	9,740	4,103	6,954	6,782	13,360
Provision for loan losses	9,270	4,340	8,003	7,345	13,644
Additions from acquisitions	—	9,252	—	—	—
Ending balance—Allowance for loan losses	$ 74,718	$ 75,188	$ 65,699	$ 64,650	$ 64,087
Ratio of net charge-offs during the period to average loans outstanding during the period	0.12%	0.05%	0.11%	0.11%	0.24
Allowance for loan losses as a % of loans	0.90%	0.92%	0.95%	1.05%	1.12

Management maintains the allowance for loan losses at a level estimated to absorb probable loan losses of the loan portfolio. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. VNB's methodology for evaluating the appropriateness of the allowance includes segmentation of the loan portfolio into its various components, tracking the historical levels of criticized loans and delinquencies, and assessing the nature and trend of loan charge-offs. Additionally, the volume of non-performing loans, concentration risks, collateral adequacy, credit policies and procedures, staffing, underwriting consistency, and economic conditions are taken into consideration.

VNB's allocated allowance is calculated by applying loss factors to outstanding loans. The formula is based on the internal risk grade of loans or pools of loans. Any change in the risk grade of performing and/or non-performing loans affects the amount of the related allowance. Loss factors are based on VNB's historical loss experience and may be adjusted for significant changes in the current loan portfolio quality that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

The allowance contains an unallocated portion to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such unallocated allowance includes management's evaluation of local and national economic and business conditions, portfolio concentrations, credit quality and delinquency trends. The unallocated portion of the allowance reflects management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses. Net charge-off levels have remained relatively low in the last five years, ranging from a high of 0.24 percent of average loans in 2002 to a low of 0.05 percent seen in 2005. There can be no guarantee that these low levels will continue into 2007 as credit cycles can vary from year to year base on the economic climate in Valley's primary market areas.

The provision for loan losses was $9.3 million in 2006 compared to $4.3 million in 2005. The $4.9 million increase was based upon the results of management's quarterly analyses of the allowance for loan losses, including allowance allocations resulting from a $201.2 million increase in total loans during 2006.

The following table summarizes the allocation of the allowance for loan losses to specific loan categories for the past five years:

	Years ended December 31,									
	2006		2005		2004		2003		2002	
	(in thousands)									
	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans
Loan category:										
Commercial	$31,888	17.6%	$34,828	17.8%	$29,166	18.2%	$27,462	19.2%	$20,859	19.5%
Mortgage	27,942	59.3	28,200	58.9	23,033	57.2	16,748	54.6	15,657	54.2
Consumer	8,189	23.1	8,174	23.3	7,884	24.6	9,897	26.2	9,337	26.3
Unallocated	6,699	N/A	3,986	N/A	5,616	N/A	10,543	N/A	18,234	N/A
	$74,718	100.0%	$75,188	100.0%	$65,699	100.0%	$64,650	100.0%	$64,087	100.0%

At December 31, 2006, the allowance for loan losses amounted to $74.7 million or 0.90 percent of loans, as compared to $75.2 million or 0.92 percent at December 31, 2005. The allowance was adjusted by provisions charged against income and loans charged-off, net of recoveries. Net loan charge-offs were $9.7 million for the year ended December 31, 2006 compared with $4.1 million for the year ended December 31, 2005. The ratio of net charge-offs to average loans was 0.12 percent and 0.05 percent for years ended December 31, 2006 and 2005, respectively.

Management believes that the unallocated allowance is appropriate given the economic climate, the size of the loan portfolio and delinquency trends at December 31, 2006.

The impaired loan portfolio is primarily collateral dependent. Impaired loans and their related specific allocations to the allowance for loan losses totaled $20.1 million and $5.1 million, respectively, at December 31, 2006 and $16.8 million and $9.0 million, respectively, at December 31, 2005. The average balance of impaired loans during 2006, 2005 and 2004 was approximately $20.7 million, $20.1 million and $14.6 million, respectively. The amount of interest that would have been recorded under the original terms for impaired loans was $1.2 million for 2006, $1.4 million for 2005, and $479 thousand for 2004. No interest was collected on these impaired loans during these periods.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2006, shareholders' equity totaled $949.6 million compared with $931.9 million at year-end 2005, representing 7.7 percent and 7.5 percent of total assets, respectively. The increase in total shareholders' equity for 2006 was the result of net income of $163.7 million, offset by dividends paid to shareholders and an increase in the accumulated other comprehensive loss.

Included in shareholders' equity as a component of the accumulated other comprehensive loss at December 31, 2006 was a $19.0 million unrealized loss on investment securities available for sale, net of deferred tax, compared with an unrealized loss of $22.3 million, net of deferred tax at December 31, 2005. Due to the adoption of Statement of Financial Accounting Standards No. 158 on December 31, 2006, the accumulated other comprehensive loss also includes an increase of $11.9 million representing the unfunded portion of Valley's various pension obligations.

On January 17, 2007, Valley's Board of Directors approved the repurchase of up to 3.5 million common shares. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Repurchased shares are held in treasury and are expected to be used for general corporate purposes.* Valley's Board of Directors previously authorized the repurchase of up to 2.9 million shares of Valley's outstanding common stock on May 14, 2003. As of December 31, 2006, Valley had repurchased approximately 1.9 million shares of its common stock under the 2003 publicly announced program at an average cost of $25.55 per share. Valley's Board of Directors had also previously authorized the repurchase of up to approximately 12.2 million shares of Valley's outstanding common stock on August 21, 2001. Valley repurchased the last 22 thousand shares available under the 2001 program during 2006.

Risk-based capital guidelines define a two-tier capital framework. Tier 1 capital consists of common shareholders' equity and eligible long-term borrowing related to VNB Capital Trust I, less disallowed intangibles and adjusted to exclude unrealized gains and losses, net of deferred tax. Total risk-based capital consists of Tier 1 capital, VNB's subordinated borrowing (see Note 11 of the consolidated financial statements for additional information) and the allowance for loan losses up to 1.25 percent of risk-adjusted assets. Risk-adjusted assets are determined by assigning various levels of risk to different categories of assets and off-balance sheet activities.

In November 2001, Valley sold $200.0 million of trust preferred securities through VNB Capital Trust I. These securities are callable for early redemption through their scheduled maturity date in 2031 and 100 percent qualify as Tier 1 capital, within regulatory limitations. Including these securities, Valley's capital position at December 31, 2006 under risk-based capital guidelines was $982.1 million, or 10.6 percent of risk-weighted assets for Tier 1 capital and $1.2 billion or 12.4 percent for total risk-based capital. The comparable ratios at December 31, 2005 were 10.3 percent for Tier 1 capital and 12.2 percent for Total risk-based capital. At December 31, 2006 and 2005, Valley was in compliance with the leverage requirement having Tier 1 leverage ratios of 8.1 percent and 7.8 percent, respectively. VNB's ratios at December 31, 2006 were all above the "well capitalized" requirements, which require Tier I capital to risk-adjusted assets of at least 6 percent, total risk-based capital to risk-adjusted assets of 10 percent and a minimum leverage ratio of 5 percent. In March 2005, the Federal Reserve Board issued a final rule allowing bank holding companies to continue to include qualifying trust preferred capital securities in their Tier 1 Capital for regulatory capital purposes, subject to stricter quantitative limits of 25% to all core (Tier I) capital elements, net of goodwill less any associated deferred tax liability. The new quantitative limits will become effective on March 31, 2009. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Total capital, subject to restrictions. As of December 31, 2006 and 2005, 100 percent of the trust preferred securities qualified as Tier I capital under the final rule adopted in March 2005. See Note 12 of the consolidated financial statements for additional information.

Book value per common share amounted to $8.23 at December 31, 2006 compared with $7.97 per common share at December 31, 2005.

The primary source of capital growth is through retention of earnings. Valley's rate of earnings retention, derived by dividing undistributed earnings per common share by net income per common share, was 39.3 percent at December 31, 2006, compared to approximately 42.0 percent at December 31, 2005. Cash dividends declared amounted to $0.85 per common share, equivalent to a dividend payout ratio of 60.7 percent for 2006, compared to approximately 58.0 percent for 2005. The current quarterly dividend rate of $0.215 per common share provides for an annual rate of $0.86 per common share. Valley's Board of Directors continues to believe that cash dividends are an important component of shareholder value and that, at its current level of performance and capital, Valley expects to continue its current dividend policy of a quarterly distribution of earnings to its shareholders.*

Off-Balance Sheet Arrangements

Contractual Obligations. In the ordinary course of operations, Valley enters into various financial obligations, including contractual obligations that may require future cash payments. Further discussion of the nature of each obligation is included in Notes 10, 11, 12 and 15 of the consolidated financial statements.

The following table presents significant fixed and determinable contractual obligations to third parties by payment date as of December 31, 2006:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Time deposit	$2,237,218	$495,562	$164,073	$ 32,754	$2,929,607
Long-term borrowings	523,500	170,613	259,000	1,531,801	2,484,914
Operating leases	10,096	18,032	14,749	33,019	75,896
Capital expenditures	25,120	—	—	—	25,120
Total	$2,795,934	$684,207	$437,822	$1,597,574	$5,515,537

Valley also has obligations under its pension benefit plans, not included in the above table, as further described in Note 13 of the consolidated financial statements.

Commitments. As a financial services provider, Valley routinely enters into commitments to extend credit, including loan commitments, standby and commercial letters of credit. While these contractual obligations represent Valley's future cash requirements, a significant portion of commitments to extend credit may expire without being drawn on based upon Valley's historical experience. Such commitments are subject to the same credit policies and approval process accorded to loans made by Valley. For additional information, see Note 15 of the consolidated financial statements.

The following table shows the amounts and expected maturities of significant commitments as of December 31, 2006:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Commitments under commercial loans and lines of credit	$1,307,508	$156,754	$17,488	$76,925	$1,558,675
Home equity and other revolving lines of credit	623,017	—	—	—	623,017
Outstanding commercial mortgage loan commitments	200,798	154,163	4,255	—	359,216
Standby letters of credit	154,486	40,883	3,229	7,611	206,209
Outstanding residential mortgage loan commitments	79,581	—	—	—	79,581
Commitments under unused lines of credit—credit card	23,146	21,443	—	—	44,589
Commercial letters of credit	15,553	—	—	—	15,553
Commitments to sell loans	5,250	—	—	—	5,250
Commitments to fund civic and community investments	—	905	—	—	905
Other	8,221	2,315	174	—	10,710
Total	$2,417,560	$376,463	$25,146	$84,536	$2,903,705

Included in the other commitments are projected earn-outs of $1.7 million that are scheduled to be paid over a five year period in conjunction with various acquisitions made by Valley.* These earn-outs are paid in accordance with predetermined profitability targets. The balance of the other category represents approximate amounts for contractual communication and technology costs.

Derivative Financial Instruments. Use of derivative financial instruments is one of several ways in which Valley can manage its interest rate risk. In general, the assets and liabilities generated through the ordinary course of business activities do not naturally create offsetting positions with respect to repricing, basis or maturity characteristics. Valley has used certain derivative instruments, principally interest rate swaps, as part of its asset/liability management practices to adjust the interest rate sensitivity of its loan portfolio and overall balance sheet.

During the fourth quarter of 2005, Valley entered into a $9.7 million amortizing notional interest rate swap to hedge changes in the fair value of a fixed rate loan that it made to a commercial borrower. Valley has designated the interest rate swap as a fair value hedge according to SFAS No. 133. The changes in the fair value of the interest rate swap are recorded through earnings and are offset by the changes in fair value of the hedged fixed rate loan. As of December 31, 2006 and 2005, the fair value hedge had a fair value of $22 thousand and $253 thousand, respectively, included in other liabilities on the consolidated statements of financial condition.

During the third quarter of 2004, Valley entered into interest rate swap transactions designated as cash flow hedges which effectively converted $300 million of its prime-based floating rate commercial loans to a fixed rate. The cash flow hedges involved the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. The cash flow hedges expired on August 1, 2006. At December 31, 2005, the cash flow hedges had an aggregate fair value of $2.7 million included in other liabilities on the consolidated statements of financial condition.

At December 31, 2005, the statement of comprehensive income included unrealized losses of $1.8 million, net of related income taxes of $1.2 million for derivatives designated as cash flow hedges. Amounts reported in accumulated other comprehensive income related to cash flow hedges were reclassified to interest income as interest payments are received on the applicable variable rate loans. For the years ended December 31, 2006, 2005 and 2004, an unrealized loss of $3.2 million, an unrealized loss of $702 thousand and a unrealized gain of $1.6 million, respectively, were reclassified out of other comprehensive income as the hedged forecasted transactions occurred and recognized as a component of interest income.

No material hedge ineffectiveness existed on cash flow or fair value hedges during the years ended December 31, 2006, 2005, and 2004. See Note 1 and Note 15 to the consolidated financial statements for further analysis.

Trust Preferred Securities. In addition to the commitments and derivative financial instruments of the types described above, Valley's off balance sheet arrangements include a $6.2 million ownership interest in the common securities of a statutory trust Valley established to issue trust preferred securities. See "Capital Adequacy" section above in this Item 7 and Note 12 of the consolidated financial statements.

Results of Operations—2005 Compared to 2004

Net income was $163.4 million or $1.42 per diluted share, return on average assets was 1.39 percent and return on average shareholders' equity was 19.17 percent for 2005. This compares with net income of $154.4 million or $1.41 per diluted share in 2004, return on average assets of 1.51 percent and return on average shareholders' equity of 22.77 percent in 2004.

The loan portfolio grew year over year by approximately 17.3 percent and deposits increased almost 14.0 percent. During 2005, Valley acquired $688 million of loans and $894 million of deposits from Shrewsbury Bancorp and NorCrown Bank.

Net interest income on a tax equivalent basis increased to $405.2 million for 2005 compared with $378.7 million for 2004. Higher average balances in loans and investments and higher interest rates increased interest income during 2005. For 2005, total average interest bearing liabilities and interest rates paid on these liabilities increased over 2004, resulting in higher interest expense.

The net interest margin on a tax equivalent basis was 3.69 percent for the year ended December 31, 2005 compared with 3.94 percent for the same period in 2004. The change was mainly attributable to increases in interest rates earned on interest earning assets offset by larger increases in interest rates paid on interest bearing liabilities. Average interest rates earned on interest earning assets increased 29 basis points while average interest rates paid on interest bearing liabilities increased 64 basis points causing a compression in the net interest margin for Valley.

Average loans increased $1.1 billion or 16.8 percent for the year ended December 31, 2005, while average taxable investments increased $259.1 million or 9.4 percent over the same period in 2004. Interest income on loans increased $90.5 million for the year ended December 31, 2005 compared with the same period in 2004 due to an increase in average interest rates on loans to 6.04 percent in 2005 from 5.67 percent in 2004 and the increase in average loans. Interest on taxable investments increased $13.9 million for the twelve months in 2005 over the same period in 2004 mainly due to the increase in interest rates of 4 basis points to 5.00 percent in 2005, but also from an increase in average investments.

Average interest bearing liabilities for 2005 increased $1.2 billion or 15.2 percent from 2004. Average savings, NOW and money market deposits increased $576.2 million or 16.7 percent and provided a low cost source of funding even though the average interest rate increased to 1.38 percent in 2005 from 0.67 percent in 2004. The increase in deposits was attributed to the Shrewsbury Bancorp and NorCrown Bank acquisitions during the year, an increase in municipal deposits and an increase in money market deposits. Average time deposits increased $142.5 million during 2005 or 6.5 percent from 2004. Average short-term borrowings increased $164.9 million or 41.1 percent over 2004 balances. Average long-term borrowings increased $295.6 million or 17.0 percent and include mostly FHLB advances and securities sold under agreements to repurchase. The increase in short-term and long-term borrowings is used as an alternative to deposits and is evaluated based upon need, cost and term. During 2005, deposits lagged loan and investment growth also causing the need for alternative funding sources.

Non-interest income represented 10.5 percent and 14.0 percent of total interest income plus non-interest income for 2005 and 2004, respectively. For the year ended December 31, 2005, non-interest income decreased $10.6 million or 12.6 percent, compared with the same period in 2004.

Insurance premiums decreased $2.3 million or 16.2 percent in 2005 as compared with 2004, as a result of a reduction in mortgage activity and corresponding lower title insurance premiums.

Service charges on deposit accounts increased $2.1 million or 10.6 percent in 2005 compared with 2004, due to the additional income derived from Valley's recent acquisitions, increased uncollected funds and overdraft activity and additional income earned from higher ATM activity.

Losses/gains on securities transactions, net, decreased $6.9 million to a net loss of $461 thousand for the year ended December 31, 2005 as compared to a net gain of $6.5 million for the year ended December 31, 2004. The majority of security gains during 2005 were generated from mortgage-backed securities, offset by realized losses in collateralized mortgage obligations and an other-than-temporary impairment charge on equity securities.

Gains on trading securities, net, decreased $692 thousand or 28.7 percent for the year ended December 31, 2005 compared with the same period in 2004, due to the historically lower interest rates contributing to a decline in the spread earned and volume of municipal and corporate bond sales in VNB's broker-dealer subsidiary.

Fees from loan servicing include fees for servicing residential mortgage loans and SBA loans. For the year ended December 31, 2005, fees from servicing residential mortgage loans totaled $5.6 million and fees from servicing SBA loans totaled $1.4 million, as compared with $6.5 million and $1.5 million, respectively, for the year ended December 31, 2004. Fees from loan servicing decreased $1.0 million or 12.5 percent as a result of smaller balances of loans serviced due to refinancing and payoff activity and Valley's decision not to acquire additional loan servicing portfolios in the current interest rate environment.

Gains on sales of loans, net, decreased $931 thousand to $2.1 million for the year ended December 31, 2005 compared to $3.0 million for the prior year. This decrease was primarily attributed to lower loan sales of $4.8 million in residential mortgage loans in 2005 compared with $35.1 million during 2004.

Non-interest expense totaled $237.6 million for the year ended December 31, 2005, an increase of $17.5 million or 8.0 percent from 2004, mainly due to increases in salary expense, employee benefit expense, occupancy expense, telephone, stationery, professional fees and other services. Valley incurred additional expenses due to the recent acquisitions of Shrewsbury Bancorp and NorCrown Bank and to support expanded branch hours of operations as well as costs related to new business development and the implementation of regulatory compliance programs. The largest components of non-interest expense were salary and employee benefit expense which totaled $132.2 million in 2005 compared with $123.8 million in 2004, an increase of $8.4 million or 6.8 percent. Net occupancy and equipment expense increased $5.3 million or 14.6 percent during 2005 in comparison to 2004 largely due to the Shrewsbury Bancorp and NorCrown Bank acquisitions, business expansion such as new and refurbished branches, increased depreciation charges in connection with investments in technology and facilities.

Income tax expense as a percentage of pre-tax income was 29.0 percent for the year ended December 31, 2005 compared with 32.5 percent in 2004. The decrease was mainly due to an increase in low income housing tax credits, increased investment in tax exempt investments, decreased state income tax expense and reassessment of required tax accruals.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

For information regarding Quantitative and Qualitative Disclosures About Market Risk, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Item 8. ***Financial Statements and Supplementary Data***

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2006	2005
	(in thousands except for share data)	
Assets		
Cash and due from banks	$ 236,354	$ 246,119
Interest bearing deposits with banks	7,795	13,926
Federal funds sold	175,000	—
Investment securities:		
Held to maturity, fair value of $1,090,883 and $1,218,081 in 2006 and 2005, respectively (Notes 3 and 11)	1,108,885	1,229,190
Available for sale (Notes 4 and 11)	1,769,981	2,038,894
Trading securities	4,655	4,208
Total investment securities	2,883,521	3,272,292
Loans held for sale	4,674	3,497
Loans (Notes 5 and 11)	8,331,685	8,130,457
Less: Allowance for loan losses (Note 6)	(74,718)	(75,188)
Net loans	8,256,967	8,055,269
Premises and equipment, net (Note 7)	209,397	182,739
Bank owned life insurance	189,157	182,789
Accrued interest receivable	63,356	57,280
Due from customers on acceptances outstanding	9,798	11,314
Goodwill (Note 9)	181,497	179,898
Other intangible assets, net (Notes 8 and 9)	29,858	37,456
Other assets	147,653	193,523
Total assets	$12,395,027	$12,436,102
Liabilities		
Deposits:		
Non-interest bearing	$ 1,996,237	$ 2,048,218
Interest bearing:		
Savings, NOW and money market	3,561,807	4,026,249
Time (Note 10)	2,929,607	2,495,534
Total deposits	8,487,651	8,570,001
Short-term borrowings (Note 11)	362,615	582,575
Long-term borrowings (Notes 11 and 12)	2,484,914	2,245,570
Bank acceptances outstanding	9,798	11,314
Accrued expenses and other liabilities (Notes 13 and 14)	100,459	94,732
Total liabilities	11,445,437	11,504,192
Commitments and contingencies (Note 15)		
Shareholders' Equity (Notes 1, 2, 13, 14, and 16)		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 173,139,309 shares; issued 116,890,623 shares in 2006 and 116,985,373 shares in 2005	41,212	39,302
Surplus	881,022	741,456
Retained earnings	97,639	177,332
Accumulated other comprehensive loss	(30,873)	(24,036)
Treasury stock, at cost (1,533,355 common shares in 2006 and 92,320 common shares in 2005)	(39,410)	(2,144)
Total shareholders' equity	949,590	931,910
Total liabilities and shareholders' equity	$12,395,027	$12,436,102

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2006	2005	2004
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans (Note 5)	$ 544,440	$ 461,443	$ 370,921
Interest and dividends on investment securities:			
Taxable	140,979	145,266	134,274
Tax-exempt	11,886	12,331	11,587
Dividends	5,896	4,800	1,848
Interest on federal funds sold and other short-term investments	4,170	1,244	296
Total interest income	707,371	625,084	518,926
Interest Expense			
Interest on deposits:			
Savings, NOW and money market	75,822	55,456	23,115
Time (Note 10)	112,654	67,601	46,832
Interest on short-term borrowings (Note 11)	18,211	16,516	5,258
Interest on long-term borrowings (Notes 11 and 12)	109,563	87,086	71,402
Total interest expense	316,250	226,659	146,607
Net Interest Income	391,121	398,425	372,319
Provision for loan losses (Note 6)	9,270	4,340	8,003
Net Interest Income after Provision for Loan Losses	381,851	394,085	364,316
Non-Interest Income			
Trust and investment services	7,108	6,487	6,023
Insurance premiums	11,074	11,719	13,982
Service charges on deposit accounts	23,242	22,382	20,242
(Losses) gains on securities transactions, net (Note 4)	(5,464)	(461)	6,475
Gains on trading securities, net	1,208	1,717	2,409
Fees from loan servicing (Note 8)	5,970	7,011	8,010
Gains on sales of loans, net	1,516	2,108	3,039
Bank owned life insurance	8,171	7,053	6,199
Other	19,239	15,717	17,943
Total non-interest income	72,064	73,733	84,322
Non-Interest Expense			
Salary expense (Note 13)	109,775	105,988	99,325
Employee benefit expense (Note 13)	28,592	26,163	24,465
Net occupancy and equipment expense (Notes 7 and 15)	46,078	41,694	36,368
Amortization of other intangible assets (Note 9)	8,687	8,797	8,964
Professional and legal fees	8,878	9,378	6,388
Advertising	8,469	7,535	7,974
Other	39,861	38,036	36,559
Total non-interest expense	250,340	237,591	220,043
Income Before Income Taxes	203,575	230,227	228,595
Income tax expense (Note 14)	39,884	66,778	74,197
Net Income	$ 163,691	$ 163,449	$ 154,398
Earnings Per Common Share:			
Basic	$ 1.40	$ 1.43	$ 1.42
Diluted	1.40	1.42	1.41
Cash Dividends Declared Per Common Share	0.85	0.83	0.81
Weighted Average Number of Common Shares Outstanding:			
Basic	116,542,296	114,396,427	108,785,069
Diluted	117,017,758	114,819,259	109,344,515

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Unallocated Common Stock Held by Employee Benefit Plan	Accumulated Other Comprehensive Income (Losses)		
	Shares Outstanding	Amount	Surplus	Retained Earnings			Treasury Stock	Total Shareholders' Equity
					(in thousands)			
Balance—December 31, 2003	108,713	$33,304	$318,599	$ 288,313	$(259)	$ 20,531	$(7,699)	$652,789
Comprehensive income:								
Net income	—	—	—	154,398	—	—	—	154,398
Other comprehensive losses, net of tax:								
Net change in unrealized gains and losses on securities available for sale, net of tax benefit of $7,572	—	—	—	—	—	(12,788)	—	—
Less reclassification adjustment for gains included in net income, net of tax of $2,428	—	—	—	—	—	(4,047)	—	—
Net change in unrealized gains and losses on derivatives, net of tax of $401	—	—	—	—	—	581	—	—
Less reclassification adjustment for gains included in net income, net of tax $636	—	—	—	—	—	(922)	—	—
Other comprehensive losses	—	—	—	—	—	(17,176)	—	(17,176)
Total comprehensive income	—	—	—	—	—	—	—	137,222
Cash dividends declared	—	—	—	(87,805)	—	—	—	(87,805)
Effect of stock incentive plan, net	321	(22)	(902)	(1,912)	—	—	7,991	5,155
Stock dividend	—	1,648	118,668	(120,563)	—	—	49	(198)
Allocation of employee benefit plan shares	—	—	—	—	171	—	—	171
Fair value of stock options granted	—	—	966	—	—	—	—	966
Tax benefit from exercise of stock options	—	—	328	—	—	—	—	328
Purchase of treasury stock	(46)	—	—	—	—	—	(1,030)	(1,030)
Balance—December 31, 2004	108,988	34,930	437,659	232,431	(88)	3,355	(689)	707,598
Comprehensive income:								
Net income	—	—	—	163,449	—	—	—	163,449
Other comprehensive losses, net of tax:								
Net change in unrealized gains and losses on securities available for sale, net of tax benefit of $15,997	—	—	—	—	—	(26,224)	—	—
Plus reclassification adjustment for losses included in net income, net of tax of $196	—	—	—	—	—	265	—	—
Net change in unrealized gains and losses on derivatives net of tax benefit of $1,913	—	—	—	—	—	(2,769)	—	—
Plus reclassification adjustment for losses included in net income, net of tax benefit of $923	—	—	—	—	—	1,337	—	—
Other comprehensive losses	—	—	—	—	—	(27,391)	—	(27,391)
Total comprehensive income	—	—	—	—	—	—	—	136,058
Cash dividends declared	—	—	—	(95,104)	—	—	—	(95,104)
Effect of stock incentive plan, net	275	7	1,074	(438)	—	—	4,707	5,350
Stock dividend	—	1,806	121,037	(123,006)	—	—	—	(163)
Acquisitions	7,909	2,559	180,469	—	—	—	—	183,028
Allocation of employee benefit plan shares	—	—	—	—	88	—	—	88
Fair value of stock options granted	—	—	1,175	—	—	—	—	1,175
Tax benefit from exercise of stock options	—	—	42	—	—	—	—	42
Purchase of treasury stock	(279)	—	—	—	—	—	(6,162)	(6,162)
Balance—December 31, 2005	116,893	$39,302	$741,456	$ 177,332	$ —	$(24,036)	$(2,144)	$931,910

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

	Common Stock							
	Shares Outstanding	Amount	Surplus	Retained Earnings	Unallocated Common Stock Held by Employee Benefit Plan	Accumulated Other Comprehensive Income (Losses)	Treasury Stock	Total Shareholders' Equity
					(in thousands)			
***Balance*—December 31, 2005**	116,893	$39,302	$741,456	$ 177,332	$—	$(24,036)	$ (2,144)	$931,910
Comprehensive income:								
Net income	—	—	—	163,691	—	—	—	163,691
Other comprehensive losses, net of tax:								
Net actuarial loss, net of tax benefit of $5,042	—	—	—	—	—	(7,016)	—	—
Prior service cost, net of tax benefit of $3,469	—	—	—	—	—	(4,850)	—	—
Net change in unrealized gains and losses on securities available for sale, net of tax benefit of $457	—	—	—	—	—	(225)	—	—
Less reclassification adjustment for losses included in net income, net of tax of $1,983	—	—	—	—	—	3,481	—	—
Net change in unrealized gains and losses on derivatives net of tax of $214	—	—	—	—	—	310	—	—
Plus reclassification adjustment for losses included in net income, net of tax benefit of $1,010	—	—	—	—	—	1,463	—	—
Other comprehensive losses	—	—	—	—	—	(6,837)	—	(6,837)
Total comprehensive income	—	—	—	—	—	—	—	156,854
Cash dividends declared	—	—	—	(99,560)	—	—	—	(99,560)
Effect of stock incentive plan, net	332	(37)	(2,444)	(1,833)	—	—	10,503	6,189
Stock dividend	—	1,947	139,829	(141,991)	—	—	—	(215)
Fair value of stock options granted	—	—	2,154	—	—	—	—	2,154
Tax benefit from exercise of stock options	—	—	27	—	—	—	—	27
Purchase of treasury stock	(1,868)	—	—	—	—	—	(47,769)	(47,769)
Balance—December 31, 2006	115,357	$41,212	$881,022	$ 97,639	$—	$(30,873)	$(39,410)	$949,590

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2006	2005	2004
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 163,691	$ 163,449	$ 154,398
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,407	15,278	13,203
Amortization of compensation costs pursuant to long-term stock incentive plans	5,628	3,875	3,247
Provision for loan losses	9,270	4,340	8,003
Net amortization of premiums and accretion of discounts on securities	3,976	4,446	5,205
Amortization of other intangible assets	8,687	8,797	8,964
Net deferred income tax benefit	(17,873)	(12,958)	(14,567)
Tax benefit from exercise of stock options	27	42	328
Losses (gains) on securities transactions, net	5,464	461	(6,475)
Proceeds from sales of loans held for sale	31,503	23,549	56,790
Gains on sales of loans, net	(1,516)	(2,108)	(3,039)
Originations of loans held for sale	(31,164)	(23,448)	(50,188)
Purchases of trading securities	(188,430)	(251,369)	(287,674)
Proceeds from sales of trading securities	187,983	249,675	289,412
(Gains) losses on sales of premises and equipment, net	(3,848)	(25)	6
Net increase in cash surrender value of bank owned life insurance	(8,171)	(7,053)	(6,199)
Net decrease (increase) in accrued interest receivable and other assets	24,714	(1,212)	11,986
Net increase (decrease) in accrued expenses and other liabilities	24,305	(59,671)	(22,952)
Net cash provided by operating activities	230,653	116,068	160,448
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	129,839	71,504	466,916
Proceeds from maturities, redemptions and prepayments of investment securities available for sale	333,848	457,955	931,472
Purchases of investment securities available for sale	(196,762)	(651,860)	(1,479,316)
Purchases of investment securities held to maturity	(82,278)	(140,335)	(267,620)
Proceeds from maturities, redemptions and prepayments of investment securities held to maturity	198,960	209,922	206,414
Net increase in loans made to customers	(211,675)	(503,477)	(773,676)
Proceeds from sales of premises and equipment	6,099	401	154
Purchases of premises and equipment	(45,090)	(27,643)	(46,001)
Benefits received on bank owned life insurance	1,803	—	—
Cash paid, net of cash and cash equivalents in acquisitions	1,217	93,018	—
Net cash provided by (used in) investing activities	135,961	(490,515)	(961,657)
Cash flows from financing activities:			
Net (decrease) increase in deposits	(82,350)	182,458	355,771
Net (decrease) increase in short-term borrowings	(219,960)	65,001	132,985
Advances of long-term borrowings	884,735	800,000	500,000
Repayments of long-term borrowings	(645,391)	(479,290)	(157,051)
Dividends paid to common shareholders	(99,251)	(92,837)	(86,676)
Purchases of common shares to treasury	(47,769)	(6,162)	(1,030)
Common stock issued, net of cancellations	2,476	1,951	2,415
Net cash (used in) provided by financing activities	(207,510)	471,121	746,414
Net increase (decrease) in cash and cash equivalents	159,104	96,674	(54,795)
Cash and cash equivalents at beginning of year	260,045	163,371	218,166
Cash and cash equivalents at end of year	$ 419,149	$ 260,045	$ 163,371
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest on deposits and borrowings	$ 304,099	$ 216,684	$ 145,066
Cash paid during the year for federal and state income taxes	64,358	90,964	89,092

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp ("Valley") is a bank holding company whose principal wholly-owned subsidiary is Valley National Bank ("VNB"), a national banking association providing a full range of commercial, retail and trust and investment services through its branch and ATM network throughout northern and central New Jersey and New York City. VNB also lends to borrowers outside its branch network. VNB is subject to intense competition from other financial services companies and is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

VNB's subsidiaries are all included in the consolidated financial statements of Valley. These subsidiaries include a mortgage servicing company; a company that owns and services mortgage loans; a title insurance agency; asset management advisors which are SEC registered investment advisors; an all-line insurance agency offering property and casualty, life and health insurance; subsidiaries which hold, maintain and manage investment assets for VNB; a subsidiary which owns and services auto loans; a subsidiary which specializes in asset-based lending; a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft; and a subsidiary which is a registered broker-dealer. VNB's subsidiaries also include real estate investment trust subsidiaries ("REIT") which own real estate related investments and a REIT subsidiary which owns some of the real estate utilized by VNB and related real estate investments. All subsidiaries mentioned above are directly or indirectly wholly-owned by VNB, except the REIT subsidiaries in which VNB is the majority shareholder. Each REIT must have 100 or more shareholders to qualify as a REIT, and therefore, have issued less than 20 percent of their outstanding non-voting preferred stock to individuals, most of whom are non-senior management VNB employees.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of its commercial bank subsidiary, VNB and all of Valley's direct or indirect wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting and reporting policies of Valley conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. Certain prior period amounts have been reclassified to conform to the current presentation.

In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Valley issued a five percent stock dividend on May 22, 2006. All common share and per common share data presented in the consolidated financial statements and the accompanying notes below were adjusted to reflect the dividend.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other banks, and federal funds sold.

VNB is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The total of those reserve balances was approximately $25.5 million and $43.5 million at December 31, 2006 and 2005, respectively.

Investment Securities

At the time of purchase, investments are classified into one of three categories: held to maturity, available for sale or trading.

Investment securities held to maturity are carried at cost and adjusted for amortization of premiums and accretion of discounts by using the interest method over the term of the investment.

Management has identified those investment securities which may be sold prior to maturity. These investment securities are classified as available for sale in the accompanying consolidated statements of financial condition and are recorded at fair value on an aggregate basis. Unrealized holding gains and losses on such securities are excluded from earnings, but are included as a component of accumulated other comprehensive income which is included in shareholders' equity, net of deferred taxes.

Realized gains or losses on the sale of investment securities available for sale are recognized by the specific identification method and shown as a separate component of non-interest income.

Trading securities are held by Glen Rauch Securities, Inc., a subsidiary of VNB, and are primarily comprised of municipal bonds, corporate bonds and government agencies purchased for resale to retail and institutional clients. These investment securities are classified as trading securities in the accompanying consolidated statements of financial condition and are recorded at fair value on an aggregate basis. Interest on trading account securities is recorded in interest income. Unrealized holding gains and losses on such securities are included in earnings as a component of non-interest income in the accompanying consolidated statements of income. Realized gains or losses on the sale of trading securities are recognized by the specific identification method and shown as a separate component of non-interest income.

Valley periodically evaluates whether any of its investments are other-than-temporarily impaired. This determination requires significant judgment. In making this judgment, Valley evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; the financial health of and near-term business outlook for the issuer, including factors such as industry and sector performance, changes in technology, operational and financial cash flow and management's intent and ability to hold the security until the value recovers.

Loans Held for Sale

Loans held for sale consist of residential mortgage loans and Small Business Administration ("SBA") loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair market value using the aggregate method. Loans held for sale are generally sold with mortgage servicing rights retained by Valley. Gains recognized on loan sales are based on the cash proceeds in excess of the assigned value of the loan, as well as the value assigned to the rights to service the loan. See "Loan Servicing Rights" section below.

Loans and Loan Fees

Loan origination and commitment fees, net of related costs, are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method.

Interest income is not accrued on loans where interest or principal is 90 days or more past due or if in management's judgment the ultimate collectibility of the interest is doubtful. Exceptions may be made if the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it becomes well secured and in the process of collection and all past due amounts have been collected.

The value of an impaired loan is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio. Valley has defined the population of impaired loans to be all non-accrual loans and other loans considered to be impaired as to principal and interest, consisting primarily of commercial real estate loans. The impaired loan portfolio is primarily collateral dependent. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows.

Valley originates loans guaranteed by the SBA. The principal amount of these loans is guaranteed between 75 percent and 85 percent, subject to certain dollar limitations. Valley generally sells the guaranteed portions of these loans and retains the unguaranteed portions as well as the right to service the loans.

Valley's lending is primarily in northern and central New Jersey and New York City with the exception of out-of-state auto lending and SBA loans. Valley may also lend outside its primary lending area to accommodate existing customers.

Allowance for Loan Losses

The allowance for loan losses ("allowance") is increased through provisions charged against current earnings and additionally by crediting amounts of recoveries received, if any, on previously charged-off loans. The allowance is reduced by charge-offs on loans which are determined to be a loss, in accordance with established policies, when all efforts of collection have been exhausted.

The allowance is maintained at a level estimated to absorb loan losses inherent in the loan portfolio as well as other credit risk related charge-offs. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. VNB's methodology for evaluating the appropriateness of the allowance consists of several significant elements, which include specific allowances for identified impaired loans, an allocated allowance for each portfolio segment and the unallocated allowance.

VNB's allocated allowance is calculated by applying loss factors to outstanding loans. The formula is based on the internal risk grade of loans or pools of loans. Any change in the risk grade of performing and/or non-performing loans affects the amount of the related allowance. Loss factors are based on VNB's historical loss experience and may be adjusted for significant changes in current loan portfolio quality that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

The allowance contains an unallocated portion to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such unallocated allowance includes management's evaluation of local and national economic and business conditions, portfolio concentrations, credit quality and delinquency trends. The unallocated portion of the allowance reflects management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Generally, these useful lives range from three to forty years. Leasehold improvements are stated at cost less accumulated amortization computed on a straight-line basis over the term of the lease or estimated useful life of the asset, whichever is shorter. Generally, these useful lives range from seven to forty years. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations.

Bank Owned Life Insurance

Valley owns Bank owned life insurance ("BOLI") to help offset the rising cost of employee benefits. BOLI is recorded at its cash surrender value. Valley's BOLI is invested in Treasuries, mortgage-backed securities, and high grade corporate securities and is managed by two independent investment firms. The change in the cash surrender value is included in non-interest income and is exempt from federal and state income taxes.

During 2005, Valley added $5.1 million in BOLI through its acquisition of Shrewsbury Bancorp (see Note 2 below).

Other Real Estate Owned

Other real estate owned ("OREO"), acquired through foreclosure on loans secured by real estate, is reported at the lower of cost or fair value, as established by a current appraisal, less estimated costs to sell, and is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred to maintain these properties and realized gains and losses upon sale of the properties are included in other non-interest expense and other non-interest income, as appropriate.

Goodwill

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and other intangible assets (see "Other Intangible Assets" section below). Goodwill is not amortized and is subject to at least annual assessments for impairment by applying a fair value based test. Valley reviews goodwill annually to determine potential impairment by determining if the fair value of the reporting unit has fallen below the carrying value.

Other Intangible Assets

Other intangible assets consist of loan servicing rights, core deposits, customer lists and covenants not to compete obtained through acquisitions. Other intangible assets are amortized using various methods over their estimated lives and are periodically evaluated for impairment.

Loan Servicing Rights

Loan servicing rights are recorded when purchased or when originated loans are sold, with servicing rights retained. The cost of each originated loan is allocated between the servicing right and the loan (without the servicing right) based on their relative fair values. The fair market value of the purchased mortgage servicing rights ("PMSRs") and internally originated mortgage servicing rights ("OMSRs") are determined using a method which utilizes servicing income, discount rates, prepayment speeds and default rates specifically relative to Valley's portfolio for OMSRs rather than national averages as used for PMSRs. Valley's method amortizes mortgage servicing rights in proportion to actual principal mortgage payments received to accurately reflect actual portfolio conditions. Loan servicing rights, which are classified as other intangible assets, are periodically evaluated for impairment.

Stock-Based Compensation

Effective January 1, 2006, Valley adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Valley adopted SFAS No. 123R using the modified prospective method, as required for companies that previously adopted the fair-value based method under SFAS No. 123. The modified prospective method requires that compensation cost be recognized beginning with the effective date 1) based on the requirements of SFAS No. 123R for all new stock-based awards granted after the effective date and 2) based on the requirements of SFAS No. 123R for the portion of stock-based awards for which the requisite service has not been rendered that are outstanding as of the effective date.

For incentive stock options granted prior to November 1, 2005, Valley estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model based on certain assumptions including dividend yield, stock volatility, risk free rate of return and the expected term. The fair value of each option is expensed over its vesting period. For options granted on or after November 1, 2005, the fair value of each option granted on the date of grant is estimated using a binomial option pricing model. The results are based on assumptions for dividend yield, stock volatility, risk free interest rates, contractual term, employee turnover and expected exercise rates. The fair value of each option is expensed over its vesting period.

Income Taxes

Valley accounts for income tax expense as a percentage of pre-tax income to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in Valley's financial statements or tax returns.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

Valley's components of other comprehensive income include unrealized gains (losses) on securities available for sale, net of deferred tax and unrealized gains (losses) on derivatives used in cash flow hedging relationships, net of deferred tax; and the unfunded portion of its various employee, officer and director pension plans. Valley reports comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity.

Earnings Per Common Share

For Valley, the numerator of both the basic and diluted earnings per common share is net income. The weighted average number of common shares outstanding used in the denominator for diluted earnings per common share is increased over the denominator used for basic earnings per common share by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method. For Valley, common stock equivalents are common stock options outstanding.

The following table shows the calculation of both basic and diluted earnings per common share for the years ended December 31, 2006, 2005 and 2004:

	Years ended December 31,		
	2006	2005	2004
Net income (in thousands)	$ 163,691	$ 163,449	$ 154,398
Basic weighted-average number of common shares outstanding	116,542,296	114,396,427	108,785,069
Plus: Common stock equivalents	475,462	422,832	559,446
Diluted weighted-average number of common shares outstanding	117,017,758	114,819,259	109,344,515
Earnings per common share:			
Basic	$ 1.40	$ 1.43	$ 1.42
Diluted	$ 1.40	$ 1.42	$ 1.41

At December 31, 2006, 2005 and 2004 there were approximately 1.1 million, 1.2 million and 817 thousand stock options not included as common stock equivalents because the exercise prices exceeded the average market value. Inclusion of these common stock equivalents would be anti-dilutive to the diluted earnings per common share calculation.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of shareholders' equity.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, Valley records all derivatives on the balance sheet at fair value.

Valley uses interest rate swaps to hedge variability in future cash flows caused by interest rates. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Valley assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Instruments – An Amendment of FASB Statements No. 133 and 140." The new standard provides for, amongst other things, bifurcation and separate fair value accounting for financial instruments with embedded derivatives, including prepayment options embedded in mortgage-backed securities held by Valley. On October 25, 2006, the FASB agreed to expose for comment a draft SFAS No. 133 Implementation Issue that would provide a scope exception for certain mortgage-backed securities from the application of the bifurcation rules under SFAS No. 155. Final guidance on the SFAS No. 133 Implementation Issue is expected to be issued in early 2007. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Valley does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140." This standard amends the guidance in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Among other requirements, SFAS No. 156 clarifies when a servicer should separately recognize servicing assets and servicing liabilities and permits an entity to choose either the "Amortization Method" or "Fair Value Measurement Method" for subsequent measurement of each class of such assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not issued financial statements. Valley will adopt SFAS No. 156 as of January 1, 2007. Valley does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

On July 13, 2006, FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the entity has not yet issued financial statements, including interim financial statements, in the period of adoption. Valley will adopt FIN 48 as of January 1, 2007. Valley does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

On September 15, 2006, the FASB issued, SFAS No. 157, "Fair Value Measurements." This new standard provides guidance for using fair value to measure assets and liabilities, and clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 applies whenever other standards require, or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Valley does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

On September 20, 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-5, "Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." The EITF provides that, in addition to cash surrender value, the amount that could be realized should also take into consideration other amounts included in the policy's contractual terms. Also, if it is probable that contractual limitations will affect the amount that could be realized, those limitations should be taken into consideration in determining the realizable amounts. EITF Issue No. 06-5 is effective for fiscal years beginning after December 15, 2006. An entity can choose to apply such guidance using either a change in accounting principle through retrospective application to all periods presented or a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption. Valley does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of SFAS No. 87, 88, 106, and 132R." This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (*b*) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (*c*) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. See Note 13 for further discussion and analysis of Valley's adoption of this standard as of December 31, 2006.

ACQUISITIONS AND DISPOSITIONS (Note 2)

The following business combinations were accounted for under the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in Valley's results of operations since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired is recorded as goodwill.

On April 4, 2006, Masters Coverage Corp., a wholly-owned subsidiary of VNB, acquired RISC, Inc., an independent insurance agency. RISC, Inc. is an all-line wholesale insurance agency offering property and casualty, life and health insurance. The purchase was a cash acquisition totaling $1.2 million with subsequent potential earn-out payments over a five year period. The transaction generated approximately $820 thousand in goodwill and $380 thousand in other intangible assets. Other intangible assets consist of customer lists and covenants not to compete with a weighted average amortization period of seven years.

Pro forma results of operations for RISC, Inc. for the years ended December 31, 2006, 2005, and 2004 are excluded as the acquisition did not have a material impact on Valley's financial statements.

On March 31, 2005, Valley acquired Shrewsbury Bancorp, the holding company for Shrewsbury State Bank, a commercial bank which had approximately $425 million in assets and 12 branch offices located in 10 communities in Monmouth County, New Jersey. The purchase price of $135.9 million was paid through a combination of Valley's common stock and cash totaling $113.4 million and $22.5 million, respectively. The transaction generated approximately $68.5 million in goodwill and $11.8 million in core deposits subject to amortization. Shrewsbury State Bank was merged into VNB as of the acquisition date.

On June 3, 2005, Valley acquired NorCrown Bank, a commercial bank which had approximately $622 million in assets and 15 branch offices located in 12 communities in Essex, Hudson and Morris Counties in New Jersey. The purchase price of $141.0 million was paid through a combination of Valley's common stock and cash totaling $70.5 million and $70.5 million, respectively. The transaction generated approximately $91.1 million in goodwill and $6.3 million in core deposits subject to amortization. NorCrown Bank was merged into VNB as of the acquisition date.

Pro forma results of operations for Shrewsbury Bancorp and NorCrown Bank for the years ended December 31, 2005 and 2004 are excluded as the acquisitions did not have a material impact on Valley's financial statements.

INVESTMENT SECURITIES HELD TO MATURITY (Note 3)

The amortized cost, gross unrealized gains and losses and fair value of securities held to maturity at December 31, 2006 and 2005 were as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S Treasury securities and other government agencies	$ 10,009	$ —	$ (181)	$ 9,828
Obligations of states and political subdivisions	233,592	2,051	(626)	235,017
Mortgage-backed securities	342,798	20	(12,427)	330,391
Corporate and other debt securities	423,016	3,179	(10,018)	416,177
FRB & FHLB stock	99,470	—	—	99,470
Total investment securities held to maturity	$1,108,885	$5,250	$(23,252)	$1,090,883

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S Treasury securities and other government agencies	$ 10,019	$ —	$ (269)	$ 9,750
Obligations of states and political subdivisions	229,474	3,114	(908)	231,680
Mortgage-backed securities	399,521	89	(11,041)	388,569
Corporate and other debt securities	491,912	6,151	(8,245)	489,818
FRB & FHLB stock	98,264	—	—	98,264
Total investment securities held to maturity	$1,229,190	$9,354	$(20,463)	$1,218,081

The age of unrealized losses and fair value of related securities held to maturity at December 31, 2006 were as follows:

	December 31, 2006					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities and other government agencies	$ —	$ —	$ 9,828	$ (181)	$ 9,828	$ (181)
Obligations of states and political subdivisions	35,074	(127)	30,269	(499)	65,343	(626)
Mortgage-backed securities	213	(1)	329,067	(12,426)	329,280	(12,427)
Corporate and other debt securities	64,198	(952)	221,884	(9,066)	286,082	(10,018)
Total	$99,485	$(1,080)	$591,048	$(22,172)	$690,533	$(23,252)

The unrealized losses on investment securities held to maturity are primarily due to changes in interest rates. The total number of security positions in the securities held to maturity portfolio in an unrealized loss position at December 31, 2006 was 176. The unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions, while unrealized losses reported in corporate and other debt securities consists of trust preferred securities. Management does not believe that any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment as management attributes the declines in value to changes in interest rates, not credit quality or other factors. Valley has the intent and ability to hold the securities contained in the previous table for a time necessary to recover the unamortized cost.

As of December 31, 2006, the fair value of investments held to maturity that were pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law, was $301.0 million.

The contractual maturities of investments in debt securities held to maturity at December 31, 2006, are set forth in the following table:

	December 31, 2006	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 65,595	$ 64,971
Due after one year through five years	31,757	31,873
Due after five years through ten years	103,877	104,346
Due after ten years	465,388	459,832
Mortgage-backed securities	342,798	330,391
FRB & FHLB stock	99,470	99,470
Total investment securities held to maturity	$1,108,885	$1,090,883

Actual maturities of debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining life for mortgage-backed securities held to maturity was 5.1 years at December 31, 2006 and 4.9 years at December 31, 2005.

For the year ended December 31, 2006, losses/gains on securities transactions, net includes gross gains and losses totaling $155 thousand and $2.3 million, respectively, due to the redemption of certain trust preferred securities in the held to maturity portfolio prior to their scheduled maturity date. These gross gains and losses on held to maturity securities are included in the gross gains (losses) realized on sales, maturities and other securities transactions table in Note 4 below.

INVESTMENT SECURITIES AVAILABLE FOR SALE (Note 4)

The amortized cost, gross unrealized gains and losses and fair value of securities available for sale at December 31, 2006 and 2005 were as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies	$ 407,730	$ 6	$ (6,955)	$ 400,781
Obligations of states and political subdivisions	46,765	1,105	(18)	47,852
Mortgage-backed securities	1,282,520	1,859	(27,742)	1,256,637
Corporate and other debt securities	27,132	33	(197)	26,968
Equity securities	37,258	905	(420)	37,743
Total investment securities available for sale	$1,801,405	$3,908	$(35,332)	$1,769,981

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies	$ 371,048	$ 7	$ (7,332)	$ 363,723
Obligations of states and political subdivisions	71,299	1,865	(31)	73,133
Mortgage-backed securities	1,565,000	2,981	(32,989)	1,534,992
Corporate and other debt securities	32,257	59	(240)	32,076
Equity securities	35,496	381	(907)	34,970
Total investment securities available for sale	$2,075,100	$5,293	$(41,499)	$2,038,894

The age of unrealized losses and fair value of related securities available for sale at December 31, 2006 were as follows:

	December 31, 2006					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities and other government agencies	$ 43,843	$(630)	$ 354,432	$ (6,325)	$ 398,275	$ (6,955)
Obligations of states and political subdivisions	960	(2)	2,167	(16)	3,127	(18)
Mortgage-backed securities	65,717	(189)	1,069,811	(27,553)	1,135,528	(27,742)
Corporate and other debt securities	—	—	13,562	(197)	13,562	(197)
Equity Securities	7,149	(136)	6,161	(284)	13,310	(420)
Total	$117,669	$(957)	$1,446,133	$(34,375)	$1,563,802	$(35,332)

The total number of security positions in the securities available for sale portfolio in an unrealized loss position at December 31, 2006 was 335. The unrealized losses for the U.S. Treasury securities and other government agencies are on notes issued by FNMA and FHLMC and the unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions. Management does not believe that any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment as management attributes the declines in value to changes in interest rates, not credit quality or other factors. Valley has the intent and ability to hold the securities contained in the previous table for a time necessary to recover the unamortized cost.

As of December 31, 2006, the fair value of securities available for sale that were pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law, was $1.1 billion.

The contractual maturities of investments in debt securities available for sale at December 31, 2006, are set forth in the following table:

	December 31, 2006	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 52,382	$ 51,790
Due after one year through five years	193,149	191,392
Due after five years through ten years	96,143	95,307
Due after ten years	139,953	137,112
Mortgage-backed securities	1,282,520	1,256,637
Equity securities	37,258	37,743
Total investment securities available for sale	$1,801,405	$1,769,981

Actual maturities on debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining life for mortgage-backed securities available for sale at December 31, 2006 and 2005 was 4.9 years and 4.7 years, respectively.

Gross gains (losses) realized on sales, maturities and other securities transactions related to investment securities included in earnings for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	(in thousands)		
Sales, maturities and other securities transactions:			
Gross gains	$ 1,864	$ 2,679	$6,734
Gross losses	(7,328)	(3,140)	(259)
(Losses) gains on securities transactions, net	$(5,464)	$ (461)	$6,475

Gross losses on maturities and other securities transactions in the table above include approximately $4.7 million and $835 thousand in other-than-temporary impairment losses for the years ended December 31, 2006 and 2005, respectively. In 2006, Valley recognized a $4.0 million impairment loss primarily due to its decision to sell approximately $132.0 million of investment securities in the fourth quarter. Management determined that the sale of such securities does not change its intent and ability to hold the remaining investment securities available for sale until recovery of their unamortized cost. In 2006 and 2005, impairment losses totaling $739 thousand and $835 thousand, respectively, related to equity securities in which management believes their market prices will not recover in the foreseeable future due to current market conditions and other factors. The adjusted cost basis and fair value of the equity securities impaired during 2006 totaled $2.6 million and $2.5 million, respectively, at December 31, 2006. No other-than-temporary impairment losses were recognized in the year ended December 31, 2004.

LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2006 and 2005 was as follows:

	2006	2005
	(in thousands)	
Commercial	$1,466,862	$1,449,919
Total commercial loans	1,466,862	1,449,919
Construction	526,318	471,560
Residential mortgage	2,106,306	2,083,004
Commercial mortgage	2,309,217	2,234,950
Total mortgage loans	4,941,841	4,789,514
Home equity	571,138	565,960
Credit card	8,764	9,044
Automobile	1,238,145	1,221,525
Other consumer	104,935	94,495
Total consumer loans	1,922,982	1,891,024
	$8,331,685	$8,130,457

Total loans are net of unearned discount and deferred loan fees totaling $5.1 million and $6.3 million, at December 31, 2006 and 2005, respectively.

Related Party Loans

VNB's authority to extend credit to its directors and executive officers, as well as to entities controlled by such persons, is currently governed by the requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of VNB's capital. In addition, extensions of credit in excess of certain limits must be approved by VNB's Board of Directors. Under the Sarbanes-Oxley Act, Valley and its subsidiaries, other than VNB, may not extend or arrange for any personal loans to its directors and executive officers.

The following table summarizes the change in the total amounts of loans and advances to directors, executive officers, and their affiliates during the year ended December 31, 2006, adjusted for changes in directors, executive officers and their affiliates:

	2006
	(in thousands)
Outstanding at beginning of year	$101,591
New loans and advances	63,193
Repayments	(61,091)
Outstanding at end of year	$103,693

All loans to related parties are performing as of December 31, 2006.

Asset Quality

The outstanding balances of loans that are 90 days or more past due as to principal or interest payments and still accruing, non-performing assets, and troubled debt restructured loans at December 31, 2006 and 2005 were as follows:

	2006	2005
	(in thousands)	
Loans past due in excess of 90 days and still accruing	$ 3,775	$ 4,442
Non-accrual loans	$27,244	$25,794
Other real estate owned	779	2,023
Other repossessed assets	844	608
Total non-performing assets	$28,867	$28,425
Troubled debt restructured loans	$ —	$ —

If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $2.1 million, $1.9 million and $1.5 million for the years ended December 31, 2006, 2005, and 2004, respectively; none of these amounts were included in interest income during these periods. Interest income recognized on loans once classified as non-accrual loans totaled $498 thousand, $21 thousand and $844 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

The impaired loan portfolio is primarily collateral dependent. Impaired loans and their related specific allocations to the allowance for loan losses totaled $20.1 million and $5.1 million, respectively, at December 31, 2006 and $16.8 million and $9.0 million, respectively, at December 31, 2005. The average balance of impaired loans during 2006, 2005 and 2004 was approximately $20.7 million, $20.2 million and $14.6 million, respectively. The amount of interest that would have been recorded under the original terms for impaired loans was $1.2 million for 2006, $1.4 million for 2005, and $479 thousand for 2004. No interest was collected on these impaired loans during these periods.

ALLOWANCE FOR LOAN LOSSES (Note 6)

Transactions recorded in the allowance for loan losses during the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
		(in thousands)	
Balance at beginning of year	$ 75,188	$65,699	$ 64,650
Provision for loan losses	9,270	4,340	8,003
Additions from acquisitions	—	9,252	—
Less net loan charge-offs:			
Loans charged-off	(12,088)	(7,601)	(13,138)
Less recoveries on loan charge-offs	2,348	3,498	6,184
Net loan charge-offs	(9,740)	(4,103)	(6,954)
Balance at the end of year	$ 74,718	$75,188	$ 65,699

PREMISES AND EQUIPMENT, NET (Note 7)

At December 31, 2006 and 2005, premises and equipment, net consisted of:

	2006	2005
	(in thousands)	
Land	$ 51,945	$ 46,928
Buildings	140,491	114,112
Leasehold improvements	36,818	34,113
Furniture and equipment	137,080	129,816
	366,334	324,969
Accumulated depreciation and amortization	(156,937)	(142,230)
Total premises and equipment, net	$ 209,397	$ 182,739

Depreciation and amortization of premises and equipment included in non-interest expense for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $16.2 million, $14.8 million and $13.0 million, respectively.

LOAN SERVICING (Note 8)

VNB Mortgage Services, Inc. ("MSI"), a subsidiary of VNB, is a servicer of residential mortgage loan portfolios. MSI is compensated for loan administrative services performed for mortgage servicing rights purchased in the secondary market and loans originated and sold by VNB. The aggregate principal balances of mortgage loans serviced by MSI for others approximated $1.2 billion, $1.4 billion and $1.6 billion at December 31, 2006, 2005 and 2004, respectively. The outstanding balance of loans serviced for others is not included in the consolidated statements of financial condition.

VNB is a servicer of SBA loans, and is compensated for loan administrative services performed for SBA loans originated and sold by VNB. VNB serviced a total of $75.0 million, $87.7 million and $99.9 million of SBA loans at December 31, 2006, 2005 and 2004, respectively, for third-party investors. The outstanding balance of SBA loans serviced for others is not included in the consolidated statements of financial condition.

The unamortized costs associated with acquiring loan servicing rights are included in other intangible assets in the consolidated statements of financial condition and are being amortized in proportion to actual principal mortgage payments received to accurately reflect actual portfolio conditions.

The following table summarizes the change in loan servicing rights during the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
		(in thousands)	
Balance at beginning of year	$17,809	$22,902	$29,619
Purchase and origination of loan servicing rights	709	744	1,254
Amortization expense	(4,708)	(5,837)	(7,971)
Balance at end of year	$13,810	$17,809	$22,902

Amortization expense for the years ended December 31, 2006, 2005 and 2004 includes $24 thousand, $108 thousand and $1.1 million, respectively, of impairment expense for loan servicing rights, and is classified as amortization of other intangible assets in the consolidated statements of income. At December 31, 2006, the book value of loan servicing rights totaling $13.8 million approximated fair value. Based on current market conditions, amortization expense related to the mortgage servicing rights at December 31, 2006 is expected to aggregate approximately $11.4 million through 2011.

GOODWILL AND OTHER INTANGIBLE ASSETS (Note 9)

Valley reports goodwill and other intangible assets within its corporate and other adjustments business segment. No impairment losses on goodwill or other intangibles were incurred in the years ended December 31, 2006, 2005 and 2004.

The following table presents the changes in the carrying amount of goodwill as of December 31, 2006 and 2005:

	2006	2005
	(in thousands)	
Balance at beginning of period	$179,898	$ 18,732
Goodwill from business combinations	1,599	161,166
Balance at end of period	$181,497	$179,898

The following table summarizes other intangible assets as of December 31, 2006 and 2005:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
		(in thousands)	
December 31, 2006			
Loan servicing rights	$ 75,941	$(62,131)	$13,810
Core deposits	31,333	(18,023)	13,310
Other	6,395	(3,657)	2,738
Total other intangible assets	$113,669	$(83,811)	$29,858
December 31, 2005			
Loan servicing rights	$ 78,443	$(60,634)	$17,809
Core deposits	31,333	(15,100)	16,233
Other	6,015	(2,601)	3,414
Total other intangible assets	$115,791	$(78,335)	$37,456

Loan servicing rights are amortized in proportion to actual principal mortgage payments received to reflect actual portfolio conditions (See Notes 1 and 8 above). Core deposits are amortized using an accelerated method and have a weighted average amortization period of 11 years. Other, consisting of customer lists and covenants not to compete, are amortized over their expected life using a straight line method and have a weighted average amortization period of 11 years. Valley recognized amortization expense on other intangible assets of $8.7 million, $8.8 million, and $9.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The following presents the estimated amortization expense of other intangible assets:

	Loan Servicing Rights	Core Deposits	*Other*
		(in thousands)	
2007	$ 3,693	$ 2,586	$ 936
2008	2,771	2,303	289
2009	2,143	2,013	267
2010	1,581	1,739	266
2011	1,173	1,464	233
Thereafter	2,449	3,205	747
Total	$13,810	$13,310	$2,738

DEPOSITS (Note 10)

Included in time deposits at December 31, 2006 and 2005 are certificates of deposit over $100 thousand of $1.3 billion and $1.1 billion, respectively.

Interest expense on time deposits of $100 thousand or more totaled approximately $54.8 million, $31.3 million and $15.4 million in 2006, 2005 and 2004, respectively.

The scheduled maturities of time deposits as of December 31, 2006 are as follows:

	(in thousands)
2007	$2,219,080
2008	356,105
2009	158,594
2010	30,719
2011	133,062
Thereafter	32,047
Total time deposits	$2,929,607

BORROWED FUNDS (Note 11)

Short-term borrowings at December 31, 2006 and 2005 consisted of the following:

	2006	2005
	(in thousands)	
Federal funds purchased	$ —	$ 73,000
Securities sold under agreements to repurchase	355,823	289,970
Treasury tax and loan	6,792	14,605
FHLB advances	—	205,000
Total short-term borrowings	$ 362,615	$ 582,575

The weighted average interest rate for short-term borrowings at December 31, 2006 and 2005 was 4.19 percent and 2.92 percent, respectively.

At December 31, 2006 and 2005, long-term borrowings consisted of the following:

	2006	2005
	(in thousands)	
FHLB advances	$1,550,626	$1,243,957
Securities sold under agreements to repurchase	621,000	691,000
Subordinated notes	100,000	100,000
Junior subordinated debentures issued to VNB Capital Trust I (Note 12)	206,186	206,186
Other	7,102	4,427
Total long-term borrowings	$2,484,914	$2,245,570

The FHLB advances included in long-term borrowings had a weighted average interest rate of 4.34 percent at December 31, 2006 and 4.11 percent at December 31, 2005. These advances are secured by pledges of mortgage-backed securities and a blanket assignment of qualifying residential mortgage loans. Interest expense of $64.4 million, $44.3 million, and $39.5 million was recorded on FHLB advances during the years ended December 31, 2006, 2005 and 2004, respectively. The FHLB advances are scheduled for repayment as follows:

	(in thousands)
2007	$ 337,541
2008	26,041
2009	42,041
2010	52,003
2011	122,000
Thereafter	971,000
Total long-term FHLB advances	$1,550,626

The securities sold under repurchase agreements included in long-term borrowings totaled $621.0 million and $691.0 million at December 31, 2006 and 2005, respectively. The weighted average interest rate for this debt was 4.11 percent and 3.53 percent at December 31, 2006 and 2005, respectively. Interest expense of $26.3 million, $24.5 million, and $15.9 million was recorded during the years ended December 31, 2006, 2005 and 2004, respectively. The schedule for repayment is as follows:

	(in thousands)
2007	$186,000
2008	66,000
2009	34,000
2010	—
2011	85,000
Thereafter	250,000
Total long-term securities sold under agreements to repurchase	$621,000

On July 13, 2005, VNB issued $100 million 5.0% subordinated notes due July 15, 2015 with no call dates or prepayments allowed. Interest on the subordinated notes is payable semi-annually in arrears at an annual rate of 5.0% on January 15 and July 15 of each year.

The fair market value of securities pledged to secure public deposits, treasury tax and loan deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $1.4 billion and $1.3 billion at December 31, 2006 and 2005, respectively.

JUNIOR SUBORDINATED DEBENTURES ISSUED TO CAPITAL TRUSTS (Note 12)

In November 2001, Valley established VNB Capital Trust I ("Trust"), a Delaware statutory business trust, for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the Trust to purchase an equivalent amount of junior subordinated debentures issued by Valley. The junior subordinated debentures, which are the sole assets of the Trust, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley. Valley wholly owns all of the common securities of the Trust.

The table below summarizes the outstanding junior subordinated debentures and the related trust preferred securities issued by the Trust as of December 31, 2006 and 2005:

	VNB Capital Trust I
	($ in thousands)
Junior Subordinated Debentures:	
Principal balance	$206,186
Annual interest rate	7.75%
Stated maturity date	December 15, 2031
Call date	November 7, 2006
Trust Preferred Securities:	
Face value	$200,000
Annual distribution rate	7.75%
Issuance date	November 2001
Distribution dates (1)	Quarterly

(1) All cash distributions are cumulative.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at the stated maturity date or upon an earlier call date for redemption at par. Prior to the redemption date, the junior subordinated debentures may be redeemed by Valley (in which case the trust preferred securities would also be redeemed) after the occurrence of certain events that would have a negative tax effect on Valley or the Trust, would cause the trust preferred securities to no longer qualify as Tier 1 capital, or would result in the Trust being treated as an investment company. The Trust's ability to pay amounts due on the trust preferred securities is solely dependent upon Valley making payments on the related junior subordinated debentures. Valley's obligation under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitutes a full and unconditional guarantee by Valley of the Trust's obligations under the trust preferred securities issued. Valley has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity date in the table above.

The trust preferred securities described above are included in Valley's consolidated Tier 1 capital and total capital at December 31, 2006 and 2005. In March 2005, the Board of Governors of the Federal Reserve System issued a final rule allowing bank holding companies to continue to include qualifying trust preferred capital securities in their Tier 1 capital for regulatory capital purposes, subject to a 25% limitation to all core (Tier 1) capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other elements in excess of the limit could be included in total capital, subject to restrictions. The final rule provides a five-year transition period, ending March 31, 2009, for application of the aforementioned quantitative limitation. As of December 31, 2006 and 2005, 100% of the trust preferred securities qualified as Tier I capital under the final rule adopted in March 2005.

BENEFIT PLANS (Note 13)

Pension Plan

VNB has a non-contributory defined benefit plan ("qualified plan") covering substantially all of its employees. The benefits are based upon years of credited service and the employee's highest average compensation as defined. It is VNB's funding policy to contribute annually an amount that can be deducted for federal income tax purposes. Additionally, VNB has a supplemental non-qualified, non-funded retirement plan ("non-qualified plan") which is designed to supplement the pension plan for key officers.

On December 31, 2006, Valley adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of SFAS No. 87, 88, 106, and 132R."

This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (*b*) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (*c*) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income.

The following table sets forth the change in projected benefit obligation, the change in fair value of plan assets and the funded status and amounts recognized in Valley's financial statements for the qualified and non-qualified plans at December 31, 2006 and 2005:

	2006	2005
	(in thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 67,659	$ 58,855
Service cost	4,281	3,694
Interest cost	3,943	3,519
Plan amendments	3,711	6
Actuarial (gain) loss	(2,496)	3,906
Benefits paid	(2,622)	(2,321)
Projected benefit obligation at end of year	$ 74,476	$ 67,659
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	$ 55,542	$ 52,299
Actual return on plan assets	5,186	459
Employer contributions	5,105	5,105
Benefits paid	(2,622)	(2,321)
Fair value of plan assets at end of year	$ 63,211	$ 55,542
Funded Status	$(11,265)	$(12,117)
Unrecognized actuarial loss	—	14,952
Unrecognized prior service cost	—	975
Accrued (liability) benefit recognized	$(11,265)	$ 3,810
Accumulated benefit obligation at end of year	$ 65,006	$ 58,833

Amounts recognized in the statements of financial condition for both the qualified and non-qualified plans for 2006 and 2005 consist of:

	2006	2005
Prior to adoption of SFAS No. 158 on December 31, 2006:		
Prepaid benefit cost	$ 9,283	$ 7,432
Accrued benefit cost	(8,572)	(4,635)
Intangible assets	4,003	874
Accumulated other comprehensive income	—	139
Net amount recognized	$ 4,714	$ 3,810
After adoption of SFAS No. 158 on December 31, 2006:		
Accrued expenses and other liabilities	$11,265	
Amount recognized as of December 31, 2006	$11,265	

Amounts recognized in accumulated other comprehensive loss due to the adoption of SFAS No. 158 on December 31, 2006 for both the qualified and non-qualified plans consist of:

	2006
	(in thousands)
Net actuarial loss, net of a $4.9 million tax benefit	$6,808
Prior service cost, net of a $1.8 million tax benefit	2,460
Total	$9,268

VNB's non-qualified plan has an accumulated benefit obligation in excess of plan assets as follows:

	2006	2005
	(in thousands)	
Projected benefit obligation	$8,929	$4,828
Accumulated benefit obligation	8,572	4,635
Fair value of plan assets	—	—

In determining rate assumptions, VNB looks to current rates on fixed-income corporate debt securities that receive a rating of Aa3 or higher from Moody's. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations for the qualified and non-qualified plans as of December 31, 2006 and 2005 were:

	2006	2005
Discount rate	6.00%	5.75%
Future compensation increase rate	3.75	3.75

Components of net periodic pension expense for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
	(in thousands)		
Service cost	$ 4,281	$ 3,694	$ 3,267
Interest cost	3,943	3,519	3,184
Expected return on plan assets	(4,837)	(4,251)	(3,768)
Recognized prior service cost	445	122	147
Recognized actuarial loss	369	276	35
Recognized settlement gain	—	—	(16)
Total net periodic pension expense	$ 4,201	$ 3,360	$ 2,849

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic cost over the next fiscal year for both the qualified and non-qualified plans:

	2006
	(in thousands)
Loss recognition	$262
Prior service cost recognition	546
Total	$808

Estimated future benefits payments, including future benefit accrual:

	2006
	(in thousands)
2007	$ 3,194
2008	3,359
2009	3,674
2010	3,814
2011	4,218
2012 to 2016	27,127

The weighted average discount rate and expected long-term rate of return on assets used in determining Valley's pension expense for the years ended December 31, 2006, 2005, and 2004 were:

	2006	2005	2004
Discount rate	5.75%	6.00%	6.25%
Expected long-term return on plan assets	8.50	8.50	8.50
Rate of compensation increase	3.75	4.00	4.00

The expected rate of return on plan assets assumption is based on the concept that it is a long-term assumption independent of the current economic environment and changes would be made in the expected return only when long-term inflation expectations change, asset allocations change or when asset class returns are expected to change for the long-term.

Valley's qualified plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category were as follows:

Asset Category	2006	2005
Equity securities	59.3%	59.8%
Fixed income securities	33.8	36.8
Other	6.9	3.4
Total	100.0%	100.0%

In accordance with Section 402 (c) of ERISA, the qualified plan's investment managers are granted full discretion to buy, sell, invest and reinvest the portions of the portfolio assigned to them consistent with Valley's Pension Committee's policy and guidelines. The target asset allocation set for the qualified plan are in equity securities ranging from 25 percent to 65 percent and fixed income securities ranging from 35 percent to 75 percent. The absolute investment objective for the equity portion is to earn at least 7 percent cumulative annual real return, after adjustment by the Consumer Price Index (CPI), over rolling five-year periods, while the relative objective is to be above the S&P 500 Index over rolling three-year periods. For the fixed income portion, the absolute objective is to earn at least a 3 percent cumulative annual real return, after adjustment by the CPI over rolling five-year periods with a relative objective of above the Merrill Lynch Intermediate Government/ Corporate Index over rolling three-year periods. Cash equivalents will be invested in money market funds or in other high quality instruments approved by the Trustees of the qualified plan. The ratings of commercial paper purchased individually shall be A-1/P-1 or comparable as measured by a standard rating service.

The qualified plan held 78,440 shares of VNB Capital Trust I preferred securities at December 31, 2006 and 2005, respectively. These shares had fair market values of $2.0 million at December 31, 2006 and 2005. Dividends received for these shares were $152 thousand for each of the years ended December 31, 2006 and 2005.

Valley expects to contribute approximately $5.0 million to the qualified plan during 2007 based upon actuarial estimates.

Valley maintains a non-qualified, non-funded Directors' retirement plan. The projected benefit obligation and discount rate used to compute the obligation was $1.6 million and 6.00 percent, respectively, at December 31, 2006, and $1.8 million and 5.75 percent, respectively, at December 31, 2005. Of $1.6 million projected benefit obligation, $957 thousand was accrued prior to the adoption of SFAS No. 158. As of December 31, 2006 and the adoption of SFAS No. 158, the entire obligation of $1.6 million was included in other liabilities and $442 thousand, net of a $238 thousand tax benefit, was recorded in accumulated other comprehensive income. An expense of $260 thousand, $270 thousand and $266 thousand has been recognized for the Directors' retirement plan in the years ended December 31, 2006, 2005 and 2004, respectively.

Valley also maintains non-qualified plans for former Directors of banks acquired (as well as a non-qualified plan for former Senior Management of Merchants Bank of New York acquired in January of 2001). Valley did not merge these plans into their existing non-qualified plans. Collectively, at December 31, 2006, the remaining obligation under these plans was $9.6 million, of which $5.9 million was accrued prior to the adoption of SFAS No. 158. As of December 31 and the adoption of SFAS No. 158, the entire obligation of $9.6 million was included in other liabilities and $2.2 million, net of a $1.6 million tax benefit, was recorded in accumulated other comprehensive income. The $2.2 million in accumulated other comprehensive income will be reclassified to income as the expense is accrued on a straight-line basis over the remaining benefit period.

Bonus Plan

VNB and its subsidiaries award incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salary expense were $6.4 million, $5.8 million and $5.9 million during 2006, 2005 and 2004, respectively.

Savings Plan

VNB maintains a KSOP defined as a 401(k) plan with an employee stock ownership feature. This plan covers eligible employees of VNB and its subsidiaries and allows employees to contribute a percentage of their salary, with VNB matching a certain percentage of the employee contribution in shares of Valley common stock. In 2006, VNB matched employee contributions with 49,386 common shares, of which 42,010 shares were issued from treasury stock and 7,376 shares were issued from forfeitures and unissued shares. In 2005, VNB matched employee contributions with 52,167 common shares, of which 28,663 were allocated from the KSOP, 21,128 shares were allocated from treasury. In 2004, VNB matched employee contributions with 50,234 common shares, of which 32,520 were allocated from the KSOP and 15,835 shares were allocated from treasury stock. VNB charged expense for contributions to the plan, net of forfeitures, amounting to $1.3 million for 2006, while $1.2 million was recorded in 2005 and $966 thousand in 2004. At December 31, 2005, common shares in the KSOP were fully allocated.

Stock-Based Compensation

Valley has one active employee stock option plan (the 1999 Long-Term Stock Incentive Plan), which is shareholder approved, that was established to help Valley retain and motivate officers and key employees of Valley and its Subsidiaries. Under the 1999 Long-Term Stock Incentive Plan, Valley may award shares to its employees for up to 6.3 million shares of common stock in the form of incentive stock options, stock appreciation rights and restricted stock awards. The total 6.3 million shares authorized for issuance under the plan include an additional 1.9 million shares approved by Valley's shareholders on April 5, 2006. The exercise price of each incentive stock option is equal to the fair market value of Valley's stock on the date of grant. An option's maximum term is ten years and subject to a vesting schedule. At December 31, 2006, approximately 2.1 million shares remain available for issuance under the plan.

Effective January 1, 2006, Valley adopted SFAS No. 123R using the modified prospective method, as required for companies that previously adopted the fair-value based method under SFAS No. 123. The modified prospective method requires that compensation cost be recognized beginning with the effective date 1) based on the requirements of SFAS No. 123R for all new stock-based awards granted after the effective date and 2) based on the requirements of SFAS No. 123R for the portion of stock-based awards for which the requisite service has not been rendered that are outstanding as of the effective date.

Valley recorded stock-based employee compensation expense for incentive stock options and restricted stock awards of $5.5 million, $3.9 million and $3.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Of the $5.5 million recognized during the year ended December 31, 2006, $686 thousand was for the immediate expensing of all options and restricted stock granted in 2006 to retirement eligible employees and $360 thousand was for options granted prior to Valley's adoption of the fair value provisions of SFAS No. 123 on January 1, 2002. As of December 31, 2006, the remaining unrecognized amortization expense for all stock-based employee compensation, over the vesting period of approximately five years, totaled $14.1 million.

Stock Options

For stock options granted prior to November 1, 2005, Valley estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model based on certain assumptions including dividend yield, stock volatility, risk free rate of return and the expected term. The fair value of each option is expensed over its vesting period. For options granted on or after November 1, 2005, the fair value of each option granted on the date of grant is estimated using a binomial option pricing model. The results are based on assumptions for dividend yield based on the annual dividend rate; stock volatility, based on Valley's historical and implied stock price volatility; risk free interest rates, based on the U.S. Treasury constant maturity bonds with remaining term of approximately the same as the expected term of the options; and expected exercise term calculated based on Valley's historical exercise experience. The fair value of each option is expensed over its vesting period.

Stock-based employee compensation cost under the fair value method was measured using the following weighted-average assumptions for stock options granted in 2006, 2005, and 2004:

	2006	11/2005 to 12/2005	1/2005 to 10/2005	2004
Risk-free interest rate	4.5 – 5.2%	4.4 – 4.6%	4.6%	4.3%
Dividend yield	3.3%	3.7%	3.6%	3.3%
Volatility	20.0%	20.0%	22.6%	22.8%
Expected term (in years)	7.1	9.0	7.7	7.8

Prior to January 1, 2002, Valley applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock options granted. Had compensation expense for the options issued prior to January 1, 2002 been recorded consistent with the fair value provisions of SFAS No. 123 for the periods presented, net income and earnings per common share would have been reduced to the pro forma amounts indicated below:

	2006	2005	2004
	(in thousands, except for share data)		
Net income			
As reported	$163,691	$163,449	$154,398
Stock-based compensation cost, net of tax	—	(433)	(723)
Pro forma	$163,691	$163,016	$153,675
Earnings per common share			
As reported:			
Basic	$ 1.40	$ 1.43	$ 1.42
Diluted	1.40	1.42	1.41
Pro forma:			
Basic	$ 1.40	$ 1.43	$ 1.41
Diluted	1.40	1.42	1.41

A summary of stock options activity as of December 31, 2006, 2005 and 2004 and changes during the years ended on those dates is presented below:

Stock Options	2006 Shares	2006 Weighted Average Exercise Price	2005 Shares	2005 Weighted Average Exercise Price	2004 Shares	2004 Weighted Average Exercise Price
Outstanding at beginning of year	3,234,861	$21	2,982,350	$20	2,800,677	$19
Granted	405,774	26	461,853	24	428,315	26
Exercised	(248,357)	16	(101,691)	15	(198,738)	12
Forfeited or expired	(84,912)	23	(107,651)	23	(47,904)	20
Outstanding at end of year	3,307,366	$21	3,234,861	$21	2,982,350	$20
Exercisable at year-end	2,101,019	$20	1,980,875	$18	1,722,818	$17
Weighted-average fair value of options granted during the year	$ 4.64		$ 4.51		$ 5.41	

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 were $2.4 million, $704 thousand and $2.6 million, respectively. As of the year ended December 31, 2006, there was $4.9 million of total unrecognized compensation cost related to nonvested stock options to be amortized over the vesting period of approximately five years. Cash received from stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $3.9 million, $1.5 million and $2.6 million, respectively. Treasury stock and available authorized common shares are issued for stock option exercised.

The following table summarizes the status of nonvested shares of stock options as of December 31, 2006:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	1,253,986	$4.82
Granted	405,774	4.64
Vested	(393,734)	4.82
Forfeited or expired	(59,679)	4.82
Nonvested at end of year	1,206,347	$4.76

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3 – 16	380,511	1.6	$15	380,511	$15
16 – 20	591,975	3.4	17	591,671	17
20 – 22	726,245	5.4	21	649,368	21
22 – 27	1,608,635	8.3	25	479,469	25
3 – 27	3,307,366	6.0	21	2,101,019	20

As of December 31, 2006, the aggregate intrinsic value of options exercisable was $14.3 million, with remaining contractual term of 4.6 years. As of December 31, 2006, the aggregate intrinsic value of options outstanding was $16.6 million.

Stock Appreciation Rights

As of December 31, 2006, stock appreciation rights equivalent to 7,254 shares were outstanding and 18,248 shares were outstanding as of December 31, 2005 and 2004.

Restricted Stocks

Restricted stock is awarded to key employees providing for the immediate award of Valley's common stock subject to certain vesting and restrictions under the 1999 Long-Term Stock Incentive Plan. The awards are recorded at fair market value and amortized into salary expense on a straight-line basis over the vesting period.

The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2006, 2005 and 2004:

	Restricted Stock Awards Outstanding		
	2006	2005	2004
Outstanding at beginning of year	395,294	358,905	377,973
Granted	144,376	158,941	149,743
Vested	(114,924)	(108,502)	(160,140)
Forfeited	(17,036)	(14,050)	(8,671)
Outstanding at end of year	407,710	395,294	358,905

The amount of compensation costs related to restricted stock awards included in salary expense amounted to $3.3 million, $2.6 million and $2.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Of the $3.3 million recognized during the year ended December 31, 2006, $428 thousand was for the immediate expensing of restricted stock granted in 2006 to retirement eligible employees. As of December 31, 2006, there was $9.0 million of total unrecognized compensation cost related to nonvested restricted shares to be amortized over the vesting period of approximately five years.

In 2005, Valley's shareholders approved the 2004 Director Restricted Stock Plan. The plan provides the non-employee members of the Board of Directors with the opportunity to forego some or all of their annual cash retainer and meeting fees in exchange for shares of Valley restricted stock. There were 48,888 shares outstanding under this plan as of December 31, 2006.

INCOME TAXES (Note 14)

Income tax expense consists of the following for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
		(in thousands)	
Income taxes from operations:			
Current expense:			
Federal	$ 50,639	$ 79,141	$ 83,308
State	7,118	595	5,456
	57,757	79,736	88,764
Deferred benefit:			
Federal and State	(17,873)	(12,958)	(14,567)
Total income tax expense	$ 39,884	$ 66,778	$ 74,197

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$30,447	$30,704
Depreciation	21,319	19,383
Unfunded liability for pension plans	8,511	—
Employee benefits	1,465	1,223
Unrealized loss on securities available for sale	12,418	13,944
State net operating loss carryforwards	13,127	1,710
Other	10,976	8,210
Total deferred tax assets	98,263	75,174
Deferred tax liabilities:		
Purchase accounting	7,223	7,833
Other	2,858	2,790
Total deferred tax liabilities	10,081	10,623
Net deferred tax asset	$88,182	$64,551

Valley's state net operating loss carryforwards totaled approximately $224 million at December 31, 2006 and expire in 2010 through 2026. Valley's capital loss carryforwards totaled approximately $5.8 million at December 31, 2006 and expire 2009 through 2011.

Based upon taxes paid and projections of future taxable income, over the periods in which the deferred taxes are deductible, management believes that it is more likely than not, that Valley will realize the benefits of these deductible differences.

Reconciliation between the reported income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 35 percent follows:

	2006	2005	2004
		(in thousands)	
Federal income tax at expected statutory rate	$ 71,251	$80,579	$80,008
(Decrease) increase due to:			
Tax-exempt interest, net of interest incurred to carry tax-exempts	(4,053)	(4,220)	(4,055)
BOLI	(2,834)	(2,468)	(2,170)
State income tax benefit, net of federal tax benefit	(9,044)	(2,379)	3,546
Low-income housing tax credits	(2,178)	(1,603)	(283)
Resolution of income tax audit	(13,529)	—	—
Other, net	271	(3,131)	(2,849)
Income tax expense	$ 39,884	$66,778	$74,197

Included in stockholders' equity are income tax benefits attributable to the exercise of non-qualified stock options of $27 thousand, $42 thousand and $328 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

COMMITMENTS AND CONTINGENCIES (Note 15)

Lease Commitments

Certain bank facilities are occupied under non-cancelable long-term operating leases which expire at various dates through 2027. Certain lease agreements provide for renewal options and increases in rental payments based upon increases in the consumer price index or the lessor's cost of operating the facility. Minimum aggregate lease payments for the remainder of the lease terms are as follows:

Year	Gross Rents	Sublease Rents	Net Rents
		(in thousands)	
2007	$12,500	$ 2,404	$10,096
2008	11,538	2,151	9,387
2009	10,371	1,726	8,645
2010	9,376	1,342	8,034
2011	7,706	991	6,715
Thereafter	35,777	2,758	33,019
Total lease commitments	$87,268	$11,372	$75,896

Net occupancy expense for years ended December 31, 2006, 2005 and 2004 included net rental expense of approximately $9.0 million, $8.0 million and $6.4 million, respectively, net of rental income of $3.4 million, $3.3 million and $3.2 million, respectively, for leased bank facilities.

Financial Instruments With Off-balance Sheet Risk

In the ordinary course of business of meeting the financial needs of its customers, Valley, through its subsidiary VNB, is a party to various financial instruments which are not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of VNB's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. VNB seeks to limit any exposure of credit loss by applying the same credit underwriting standards, including credit review, interest rates and collateral requirements or personal guarantees, as for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2006 and 2005:

	2006	2005
	(in thousands)	
Commitments under commercial loans and lines of credit	$1,558,675	$1,588,975
Home equity and other revolving lines of credit	623,017	654,225
Outstanding commercial mortgage loan commitments	359,216	387,617
Standby letters of credit	206,209	215,887
Outstanding residential mortgage loan commitments	79,581	127,934
Commitments under unused lines of credit—credit card	44,589	37,524
Commercial letters of credit	15,553	25,063
Commitments to sell loans	5,250	1,769
Total	$2,892,090	$3,038,994

Standby letters of credit represent the guarantee by VNB of the obligations or performance of a customer in the event the customer is unable to meet or perform its obligations to a third party. Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee. These commitments do not necessarily represent future cash requirements as it is anticipated that many of these commitments will expire without being fully drawn upon. VNB's lending activity for outstanding loan commitments is primarily to customers within the states of New Jersey, New York and Pennsylvania. Loan sale commitments represent contracts for the sale of residential mortgage loans and SBA loans to third parties in the ordinary course of VNB's business. These commitments require VNB to deliver loans within a specific time frame to the third party. The risk to VNB is its non-delivery of loans required by the commitment which could lead to financial penalties. VNB has not defaulted on its loan sale commitments.

Derivative Instruments and Hedging Activities

During the fourth quarter of 2005, Valley entered into a $9.7 million amortizing notional interest rate swap to hedge changes in the fair value of a fixed rate loan that it made to a commercial borrower. Valley has designated the interest rate swap as a fair value hedge according to SFAS No. 133. The changes in the fair value of the interest rate swap are recorded through earnings and are offset by the changes in fair value of the hedged fixed rate loan. As of December 31, 2006 and 2005, the fair value hedge had a fair value of $22 thousand and $253 thousand, respectively, included in other liabilities on the consolidated statements of financial condition.

During the third quarter of 2004, Valley entered into interest rate swap transactions designated as cash flow hedges which effectively converted $300 million of its prime-based floating rate commercial loans to a fixed rate. The cash flow hedges involved the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. The cash flow hedges expired on August 1, 2006. At December 31, 2005, the cash flow hedges had an aggregate fair value of $2.7 million included in other liabilities on the consolidated statements of financial condition.

At December 31, 2005, the statement of comprehensive income included unrealized losses of $1.8 million, net of related income taxes of $1.2 million for derivatives designated as cash flow hedges. Amounts reported in accumulated other comprehensive income related to cash flow hedges were reclassified to interest income as interest payments are received on the applicable variable rate loans. For the years ended December 31, 2006, 2005 and 2004, an unrealized loss of $3.2 million, an unrealized loss of $702 thousand and a unrealized gain of $1.6 million, respectively, were reclassified out of other comprehensive income as the hedged forecasted transactions occurred and recognized as a component of interest income.

No material hedge ineffectiveness existed on cash flow or fair value hedges during the years ended December 31, 2006, 2005, and 2004.

Litigation

In the normal course of business, Valley may be a party to various outstanding legal proceedings and claims. In the opinion of management, except for the lawsuit noted below, the consolidated statements of financial condition or results of operations of Valley should not be materially affected by the outcome of such legal proceedings and claims.

Three lawsuits against Valley were filed by United Bank and Trust Company, American Express Travel Related Services Company, and Discover Financial Services in the United States District Court, Southern District of New York. Each plaintiff alleges, among other claims, that Valley breached its contractual and fiduciary duties to it in connection with Valley's activities as a depository for Southeast Airlines, a now defunct charter airline carrier. Valley believes it has meritorious defenses to these actions and has recently been granted summary judgment dismissing one of the lawsuits. However, such dismissal is subject to appeal and Valley cannot provide any assurances that it will prevail in any of these litigations or be able to settle such litigations for an immaterial amount. In connection with these litigations, Valley has brought a separate declaratory judgment action in the United States District Court for the District of New Jersey against one of its insurance carriers in which Valley seeks an order from the court that these litigations are covered by Valley's insurance policy with that carrier.

SHAREHOLDERS' EQUITY (Note 16)

Capital Requirements

Valley and VNB are subject to the regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Valley's financial statements. Under capital adequacy guidelines Valley and VNB must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley and VNB to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as defined in the regulations. As of December 31, 2006, Valley exceeded all capital adequacy requirements to which it was subject.

At December 31, 2006, VNB's ratios were all above the "well capitalized" requirements, which require Tier I capital to risk adjusted assets of at least 6 percent, total risk based capital to risk adjusted assets of 10 percent and a minimum leverage ratio of 5 percent. To be categorized as well capitalized, Valley and VNB must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.

Valley's and VNB's actual capital positions and ratios as of December 31, 2006 and 2005 are presented in the following table:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
As of December 31, 2006						
Total Risk-based Capital						
Valley	$1,156,823	12.4%	$744,198	8.0%	$ N/A	N/A%
VNB	1,067,364	11.5	741,939	8.0	927,424	10.0
Tier I Risk-based Capital						
Valley	982,105	10.6	372,099	4.0	N/A	N/A
VNB	892,646	9.6	370,970	4.0	556,454	6.0
Tier I Leverage Capital						
Valley	982,105	8.1	484,953	4.0	N/A	N/A
VNB	892,646	7.4	483,590	4.0	604,488	5.0
As of December 31, 2005						
Total Risk-based Capital						
Valley	1,130,377	12.2	743,858	8.0	N/A	N/A
VNB	1,042,339	11.3	741,323	8.0	926,654	10.0
Tier I Risk-based Capital						
Valley	955,189	10.3	371,929	4.0	N/A	N/A
VNB	867,151	9.4	370,662	4.0	555,993	6.0
Tier I Leverage Capital						
Valley	955,189	7.8	488,464	4.0	N/A	N/A
VNB	867,151	7.1	487,148	4.0	608,935	5.0

N/A—not applicable

Dividend Restrictions

VNB, a national banking association, is subject to a limitation on the amount of dividends it may pay to Valley, VNB's only shareholder. The prior approval of the OCC is required to the extent that the total of all dividends to be declared by VNB in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years, less any transfers to capital surplus. Under the foregoing dividend restrictions, and without adversely affecting VNB's ability to maintain ratios above "well capitalized" requirements, VNB could pay aggregate dividends of approximately $121.2 million to Valley, without obtaining affirmative governmental approvals, at December 31, 2006. In addition to dividends received from VNB, Valley can satisfy its cash requirements by utilizing its own funds, cash and sale of investments, as well as borrowed funds. If Valley were to defer payments on the junior subordinated debentures used to fund payments on its trust preferred securities, it would be unable to pay dividends on its common stock until the deferred payments were made.

Treasury Stock

On May 14, 2003, Valley's Board of Directors authorized the repurchase of up to approximately 2.9 million shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally at prices not exceeding prevailing market prices. Valley repurchased approximately 1.9 million shares during 2006 pursuant to this plan at an average cost of $25.55 per share.

On August 21, 2001, Valley's Board of Directors authorized the repurchase of up to approximately 12.2 million shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Reacquired shares are held in treasury and were used for general corporate purposes. The 2001 repurchase plan expired during 2006 as Valley repurchased the last 22 thousand shares authorized under the plan.

Subsequent Event

On January 17, 2007, Valley's Board of Directors authorized the repurchase of up to 3.5 million shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally at prices not exceeding prevailing market prices. To date, Valley has made no purchases pursuant to this plan in 2007.

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) (Note 17)

	Quarters ended 2006			
	March 31	June 30	Sept 30	Dec 31
	(in thousands, except for share data)			
Interest income	$ 168,397	$ 174,326	$ 181,165	$ 183,483
Interest expense	69,856	75,989	83,608	86,797
Net interest income	98,541	98,337	97,557	96,686
Provision for loan losses	1,294	3,117	1,618	3,241
Non-interest income	19,369	19,396	13,504	19,795
Non-interest expense	60,762	61,919	65,626	62,033
Income before income taxes	55,854	52,697	43,817	51,207
Income tax expense (benefit)	14,943	11,911	(65)	13,095
Net income	40,911	40,786	43,882	38,112
Earnings per common share:				
Basic	0.35	0.35	0.38	0.33
Diluted	0.35	0.35	0.37	0.33
Cash dividends declared per common share	0.210	0.215	0.215	0.215
Average common shares outstanding:				
Basic	116,852,853	116,883,643	116,895,752	115,547,399
Diluted	117,260,306	117,408,282	117,494,842	116,101,969

	Quarters ended 2005			
	March 31	June 30	Sept 30	Dec 31
	(in thousands, except for share data)			
Interest income	$ 139,163	$ 152,068	$ 163,999	$ 169,854
Interest expense	44,570	52,228	61,111	68,750
Net interest income	94,593	99,840	102,888	101,104
Provision for loan losses	752	925	1,125	1,538
Non-interest income	19,364	19,332	19,322	15,715
Non-interest expense	55,652	60,477	61,483	59,979
Income before income taxes	57,553	57,770	59,602	55,302
Income tax expense	19,285	18,779	17,660	11,054
Net income	38,268	38,991	41,942	44,248
Earnings per common share:				
Basic	0.35	0.34	0.36	0.38
Diluted	0.35	0.34	0.36	0.38
Cash dividends declared per common share	0.204	0.210	0.210	0.210
Average common shares outstanding:				
Basic	109,036,649	114,805,491	116,818,835	116,812,663
Diluted	109,554,968	115,240,814	117,218,362	117,225,108

PARENT COMPANY INFORMATION (Note 18)

Condensed Statements of Financial Condition

	December 31, 2006	December 31, 2005
	(in thousands)	
Assets		
Cash	$ 3,594	$ 3,267
Interest bearing deposits with banks	90,132	85,130
Investment securities held to maturity	431	437
Investment securities available for sale	13,859	15,708
Investment in subsidiaries	1,060,568	1,044,334
Loan to subsidiary bank employee benefit plan	—	—
Other assets	14,403	15,248
Total assets	$1,182,987	$1,164,124
Liabilities		
Dividends payable to shareholders	$ 24,804	$ 24,495
Long-term borrowings	206,186	206,186
Other liabilities	2,407	1,533
Total liabilities	233,397	232,214
Stockholders' equity		
Preferred stock	—	—
Common stock	41,212	39,302
Surplus	881,022	741,456
Retained earnings	97,639	177,332
Accumulated other comprehensive loss	(30,873)	(24,036)
Treasury stock, at cost	(39,410)	(2,144)
Total shareholders' equity	949,590	931,910
Total liabilities and shareholders' equity	$1,182,987	$1,164,124

Condensed Statements of Income

	Years ended December 31, 2006	2005	2004
		(in thousands)	
Income			
Dividends from subsidiary	$150,000	$190,000	$ 50,000
Income from subsidiary	2,203	1,099	572
Gains (losses) on securities transactions, net	837	(349)	725
Other interest and dividends	624	702	1,833
	153,664	191,452	53,130
Expenses	18,190	17,979	18,306
Income before income tax benefit and equity in undistributed earnings of subsidiary	135,474	173,473	34,824
Income tax benefit	(5,170)	(5,892)	(5,462)
Income before equity in undistributed earnings of subsidiary	140,644	179,365	40,286
Equity in undistributed earnings (loss) of subsidiary	23,047	(15,916)	114,112
Net Income	$163,691	$163,449	$154,398

Condensed Statements of Cash Flows

	Years ended December 31,		
	2006	2005	2004
		(in thousands)	
Cash flows from operating activities:			
Net Income	$ 163,691	$163,449	$ 154,398
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed (earnings) loss of subsidiary	(23,047)	15,916	(114,112)
Depreciation and amortization	282	287	294
Amortization of compensation costs pursuant to long-term stock incentive plan	5,628	3,876	3,203
Net amortization of premiums and discounts on securities	6	6	(25)
Net (gains) losses on securities transactions	(837)	349	(725)
Net decrease (increase) in other assets	1,518	(649)	(658)
Net increase (decrease) in other liabilities	138	101	(127)
Net cash provided by operating activities	147,379	183,335	42,248
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	3,681	522	132,685
Proceeds from maturing investment securities available for sale	—	—	272,000
Purchases of investment securities available for sale	(1,187)	(1,547)	(276,118)
Net cash paid in acquisitions	—	(87,665)	—
Payment of employee benefit plan loan	—	179	178
Net cash provided by (used in) investing activities	2,494	(88,511)	128,745
Cash flows from financing activities:			
Addition of common shares to treasury	(47,769)	(6,162)	(1,030)
Dividends paid to common shareholders	(99,251)	(92,837)	(86,676)
Common stock issued, net of cancellations	2,476	1,951	2,415
Net cash used in financing activities	(144,544)	(97,048)	(85,291)
Net increase (decrease) in cash and cash equivalents	5,329	(2,224)	85,702
Cash and cash equivalents at beginning of year	88,397	90,621	4,919
Cash and cash equivalents at end of year	$ 93,726	$ 88,397	$ 90,621

FAIR VALUES OF FINANCIAL INSTRUMENTS (Note 19)

Limitations: The fair value estimates made at December 31, 2006 and 2005 were based on pertinent market data and relevant information on the financial instruments at that time. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a potion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operation, trust and investment management departments) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and due from banks, interest bearing deposits with banks and fed funds sold: The carrying amount is considered to be a reasonable estimate of fair value.

Investment securities held to maturity, investment securities available for sale and trading securities: Fair values are based on quoted market prices.

Loans held for sale: Fair values are based on Federal Home Loan Mortgage Corporation quoted market prices, observable market prices or prices obtained from other third parties.

Loans: Fair values are estimated by discounting the projected future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loan. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.

Accrued interest receivable and payable: The carrying amounts of accrued interest approximate their fair value.

Deposit liabilities: Current carrying amounts approximate estimated fair value of demand deposits and savings accounts. The fair value of time deposits is based on the discounted value of contractual cash flows using estimated rates currently offered for alternative funding sources of similar remaining maturity.

Short-term and long-term borrowings: The fair value is estimated by obtaining quoted market prices of financial instruments when available. The fair value of other long-term borrowings is estimated by discounting the estimated future cash flows using market discount rates of financial instruments with similar characteristics, terms and remaining maturity.

Interest rate swap contracts: The fair value of interest rate swap contracts are obtained from dealer quotes. These values represent the estimated amounts Valley would receive or pay to terminate the agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counter-parties.

The carrying amounts and estimated fair values of financial instruments were as follows at December 31, 2006 and 2005:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and due from banks	$ 236,354	$ 236,354	$ 246,119	$ 246,119
Interest bearing deposit with banks	7,795	7,795	13,926	13,926
Federal funds sold	175,000	175,000	—	—
Investment securities held to maturity	1,108,885	1,090,883	1,229,190	1,218,081
Investment securities available for sale	1,769,981	1,769,981	2,038,894	2,038,894
Trading securities	4,655	4,655	4,208	4,208
Loans held for sale	4,674	4,674	3,497	3,497
Net loans	8,256,967	8,236,486	8,055,269	8,057,174
Accrued interest receivable	63,356	63,356	57,280	57,280
Financial liabilities:				
Deposits without stated maturities	5,558,044	5,558,044	6,074,467	6,074,467
Deposits with stated maturities	2,929,607	2,945,384	2,495,534	2,510,032
Short-term borrowings	362,615	352,904	582,575	575,626
Long-term borrowings	2,484,914	2,443,467	2,245,570	2,219,339
Accrued interest payable	34,343	34,343	22,192	22,192
Interest rate swaps	22	22	2,998	2,998

Financial instruments with off-balance sheet risk, consisting of loan commitments and standby letters of credit had immaterial estimated fair values at December 31, 2006 and 2005.

BUSINESS SEGMENTS (Note 20)

Valley has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets. Expenses related to the branch network, all other components of retail banking, along with the back office departments of the bank are allocated from the corporate and other adjustments segment to each of the other three business segments. Valley's Wealth Management Division comprised of trust, broker/dealer, asset management and insurance services, is included in the consumer lending segment. The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting.

The consumer lending segment provides products and services that include residential mortgages, home equity loans, automobile loans, credit card loans and other consumer lines of credit. In addition, this segment reflects both non-interest income and non-interest expense generated through VNB's trust, broker/dealer, asset management, insurance products and mortgage servicing for investors. Consumer lending is generally available throughout New Jersey, New York and Pennsylvania.

The commercial lending division provides loan products and services to commercial establishments located primarily in New Jersey and New York. These include lines of credit, term loans, letters of credit, asset-based lending, construction, development and permanent real estate financing for owner occupied and leased properties, leasing, aircraft lending and SBA loans. The SBA loans are offered through a sales force covering New Jersey and a number of surrounding states and territories. The commercial lending division serves numerous businesses through departments organized into product or specific geographic divisions.

The investment management segment handles the management of the investment portfolio, asset/liability management and government banking for VNB. The objectives of this department are production of income and liquidity through the investment of VNB's funds. The bank purchases and holds a mix of bonds, notes, U.S. and other governmental securities and other investments.

The corporate and other adjustments segment represents income and expense items not directly attributable to a specific segment including net gains (losses) on securities transactions not classified in the investment management segment above, interest expense related to the junior subordinated debentures issued to VNB Capital Trust I, interest expense related to VNB's issuance of $100 million in subordinated notes during July 2005, as well as income and expense from derivative financial instruments and service charges on deposit accounts and expenses for occupancy, furniture and equipment, data processing, professional fees, postage, telephone and stationery.

The following tables represent the financial data for Valley's four business segments for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31, 2006				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			($ in thousands)		
Average interest earning assets	$3,864,063	$4,398,675	$3,230,052	$ —	$11,492,790
Interest income	224,981	314,592	177,531	(9,733)	707,371
Interest expense	99,359	113,105	83,056	20,730	316,250
Net interest income (loss)	125,622	201,487	94,475	(30,463)	391,121
Provision for loan losses	3,688	5,582	—	—	9,270
Net interest income (loss) after provision for loan losses	121,934	195,905	94,475	(30,463)	381,851
Non-interest income	40,623	11,468	1,877	18,096	72,064
Non-interest expense	47,944	25,111	763	176,522	250,340
Internal expense transfer	53,929	61,208	44,106	(159,243)	—
Income (loss) before income taxes	$ 60,684	$ 121,054	$ 51,483	$ (29,646)	$ 203,575
Return on average interest earning assets (pre-tax)	1.57%	2.75%	1.59%		1.77%

	Year ended December 31, 2005				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			($ in thousands)		
Average interest earning assets	$3,678,758	$3,957,453	$3,353,171	$ —	$10,989,382
Interest income	201,641	254,825	176,129	(7,511)	625,084
Interest expense	69,843	75,134	63,662	18,020	226,659
Net interest income (loss)	131,798	179,691	112,467	(25,531)	398,425
Provision for loan losses	2,346	1,994	—	—	4,340
Net interest income (loss) after provision for loan losses	129,452	177,697	112,467	(25,531)	394,085
Non-interest income	39,974	11,609	6,715	15,410	73,708
Non-interest expense	47,537	25,131	725	164,173	237,566
Internal expense transfer	48,476	52,239	43,000	(143,715)	—
Income (loss) before income taxes	$ 73,413	$ 111,936	$ 75,457	$ (30,579)	$ 230,227
Return on average interest earning assets (pre-tax)	2.00%	2.83%	2.25%		2.09%

	Year ended December 31, 2004				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			($ in thousands)		
Average interest earning assets	$3,293,822	$3,248,587	$3,073,761	$ —	$9,616,170
Interest income	176,950	188,094	158,713	(4,831)	518,926
Interest expense	44,829	44,214	41,834	15,730	146,607
Net interest income (loss)	132,121	143,880	116,879	(20,561)	372,319
Provision for loan losses	4,526	3,477	—	—	8,003
Net interest income (loss) after provision for loan losses	127,595	140,403	116,879	(20,561)	364,316
Non-interest income	42,900	10,785	14,025	16,618	84,328
Non-interest expense	51,978	22,766	632	144,673	220,049
Internal expense transfer	42,425	41,895	38,611	(122,931)	—
Income (loss) before income taxes	$ 76,092	$ 86,527	$ 91,661	$ (25,685)	$ 228,595
Return on average interest earning assets (pre-tax)	2.31%	2.66%	2.98%		2.38%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Valley National Bancorp:

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley National Bancorp and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Valley National Bancorp's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

February 28, 2007
New York, New York

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Within 90 days prior to the date of this report, Valley carried out an evaluation, under the supervision and with the participation of Valley's management, including Valley's President and Chief Executive Officer and Valley's Chief Financial Officer, of the effectiveness of the design and operation of Valley's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon the evaluation, they concluded that Valley's disclosure controls and procedures are effective in timely alerting them to material information relating to Valley (including its consolidated subsidiaries) required to be included in this report. There have been no significant changes in Valley's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

Valley's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, provides reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system reflects resource constraints and the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Valley have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control Over Financial Reporting

Valley's management is responsible for establishing and maintaining adequate internal control over financial reporting. Valley's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2006, management assessed the effectiveness of Valley's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Management's assessment included an evaluation of the design of Valley's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee.

Based on this assessment, management determined that, as of December 31, 2006, Valley's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited Valley's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of the effectiveness of Valley's internal control over financial reporting as of December 31, 2006. The report, which expresses opinions on management's assessment and on the effectiveness of Valley's internal control over financial reporting as of December 31, 2006, is included in this item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Attestation Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Valley National Bancorp:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Valley National Bancorp (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Valley National Bancorp's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of Valley National Bancorp's internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions for the preparation of Consolidated Financial Statements for Bank Holding Companies (Form FRY-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Valley National Bancorp maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Valley National Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Valley National Bancorp as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Valley National Bancorp and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

February 28, 2007
New York, New York

PART III

Item 9B. Other Information

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth under the captions "Director Information", "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2007 Proxy Statement is incorporated herein by reference.

Item 11. *Executive Compensation*

The information set forth under the caption "Executive Compensation" in the 2007 Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information set forth under the caption "Stock Ownership of Management and Principal Shareholders" in the 2007 Proxy Statement is incorporated herein by reference.

The following table sets forth information as of December 31, 2006 with respect to compensation plans under which shares of our common stock may be issued:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of shares to be issued upon exercise of outstanding options (1)	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders	3,307,366	$21.49	1,531,516
Equity compensation plans not approved by security holders	—	—	—
Total	3,307,366	$21.49	1,531,516

(1) Includes 15,973 shares underlying stock options issued under plans of companies acquired by Valley and have a weighted average exercise price of $14.33. No further options may be issued under these plans.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation", "Certain Transactions with Management" and "Corporate Governance" in the 2007 Proxy Statement is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information set forth under the caption "Independent Registered Public Accounting Firm" in the 2007 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statements and Schedules*

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Consolidated Statements of Financial Condition
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Independent Auditor's Reports

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(3) Articles of Incorporation and By-laws:

A. Restated Certificate of Incorporation of the Registrant, as amended incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

B. By-laws of the Registrant, as amended are incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2003.

(10) Material Contracts

A. Amendments to Amended and Restated "Change in Control Agreements" among VNB, Valley and Peter Crocitto, Kermit R. Dyke, Albert L. Engel, Alan D. Eskow, Robert E. Farrell, Richard P. Garber, Eric W. Gould, Walter M. Horsting, Gerald H. Lipkin, Robert M. Meyer, and Robert J. Mulligan, dated August 15, 2006, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on August 21, 2006.

B. Amendments to the Amended and Restated "Change in Control Agreements" among VNB, Valley and Stephen P. Davey and Elizabeth E. DeLaney, dated August 15, 2006, incorporated herein by reference to the Registrant's Form 8-K/A Current Report filed on August 22, 2006.

C. Amendment to the Amended and Restated "Change in Control Agreement" among VNB, Valley and James G. Lawrence, dated October 18, 2006, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on October 23, 2006.

D. "The Valley National Bancorp Long-term Stock Incentive Plan" dated January 19, 1999, as amended is incorporated herein by reference to the Registrant's Form 8-K Current Report filed on April 5, 2006.

E. Amendments to "The Valley National Bancorp 1999 Long-term Stock Incentive Plan" dated November 13, 2006 are incorporated herein by reference to the Registrant's Form 8-K Current Report filed November 17, 2006.

F. "Severance Agreement" dated August 15, 2006 between Valley, VNB and Gerald H. Lipkin is incorporated herein by reference to the Registrant's Form 8-K Current Report filed on August 21, 2006.

G. "Severance Agreements" as of January 1, 1998 between Valley, VNB and Peter Crocitto and Robert M. Meyer is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2003.

H. "The Valley National Bancorp Long-Term Stock Incentive Plan" dated January 10, 1989, as amended, is incorporated herein by reference to the Registrant's Form 8-K Current Report filed on April 5, 2006.

I. "Employment Continuation and Non-Competition Agreement" dated September 5, 2000 between Valley, VNB and James G. Lawrence is incorporated herein by reference to the Registrant's Form 8-K Current Report on December 2, 2004.

J. Amended and Restated Declaration of Trust of VNB Capital Trust I, dated as of November 7, 2001*

K. Indenture among VNB Capital Trust I, The Bank of New York as Debenture Trustee, and Valley, dated November 7, 2001*

L. Preferred Securities Guarantee Agreement among VNB Capital Trust I, The Bank of New York, as Guarantee Trustee, and Valley, dated November 7, 2001*

M. "Severance Agreement" as of June 18, 2002 between Valley, VNB and Alan D. Eskow, is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2002.

N. Directors Deferred Compensation Plan, dated June 1, 2004, is incorporated herein by reference to the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2004.

O. Awards to executive officers under Registrant's incentive compensation plan, incorporated herein by reference to the Registrant's Form 8-K Current Report on February 11, 2005.

P. "Severance Agreement" dated February 11, 2004, between Valley, VNB and Albert L. Engel is incorporated herein by reference to the Registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2004.

Q. Fiscal and Paying Agency Agreement between VNB and Wilmington Trust Company, as fiscal and paying agent, dated July 13, 2005 is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2005.

R. Benefit Equalization Plan, Amendments No. 1, 2, 3, and 4 to the Benefit Equalization Plan, and the Participant Agreement for the Benefit Equalization Plan are incorporated herein by reference to the Registrant's Form 10-Q Quarterly Report for the quarter ended June 30, 2006.

S. Amendment No. 5 to the Benefit Equalization Plan and amendment to Participant Agreement for the Benefit Equalization Plan dated August 15, 2006 is incorporated herein by reference to the Registrant's Form 8-K Current Report filed on August 21, 2006.

(12) Computation of Consolidated Ratios of Earnings to Fixed Charges*

(21) List of Subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
(a) Subsidiaries of Valley:		
VNB Capital Trust I	Delaware	100%
Valley National Bank (VNB)	United States	100%
(b) Subsidiaries of VNB:		
BNV Realty Incorporated (BNV)	New Jersey	100%
Glen Rauch Securities, Inc.	New York	100%
Hallmark Capital Management, Inc.	New Jersey	100%
Masters Coverage Corp.	New York	100%
Merchants New York Commercial Corp.	Delaware	100%
New Century Asset Management, Inc.	New Jersey	100%
Shrewsbury State Investment Co., Inc.	New Jersey	100%
Valley 747 Acquisition, LLC	New York	100%
Valley Commercial Capital, LLC	New Jersey	100%
Valley National Title Services, Inc.	New Jersey	100%
VN Investments, Inc. (VNI)	New Jersey	100%
VNB Loan Services, Inc.	New York	100%

Signature	Title	Date
GERALD KORDE* Gerald Korde	Director	February 28, 2007
MICHAEL L. LARUSSO* Michael L. LaRusso	Director	February 28, 2007
ROBINSON MARKEL* Robinson Markel	Director	February 28, 2007
ROBERT E. MCENTEE* Robert E. McEntee	Director	February 28, 2007
RICHARD S. MILLER* Richard S. Miller	Director	February 28, 2007
BARNETT RUKIN* Barnett Rukin	Director	February 28, 2007

* By Gerald H. Lipkin and Alan D. Eskow, as attorneys-in-fact.

Branch Locations *as of March 1, 2007*

New Jersey

Bergen

Bogota
325 Palisade Avenue

Edgewater
46 Promenade, City Place

Elmwood Park
80 Broadway

Englewood
41-43 Palisade Avenue
80 West Street

Fair Lawn
139 Lincoln Avenue
20-24 Fair Lawn Avenue
31-00 Broadway

Fort Lee
1372 Palisade Avenue
2160 Lemoine Avenue
2180 Lemoine Avenue

Hackensack
3 University Plaza

Hillsdale
24 Broadway

Ho-Ho-Kus
18 Sycamore Avenue

Lodi
147 Main Street

Lyndhurst
456 Valley Brook Avenue

Midland Park
207 Franklin Avenue

Montvale
24 South Kinderkamack Road

Moonachie
199 Moonachie Road

New Milford
243 Main Street

North Arlington
629 Ridge Road

Northvale
151 Paris Avenue

Oakland
350 Ramapo Valley Road

Oradell
350 Kinderkamack Road

Paramus
80 East Ridgewood Avenue
East 58 Midland Avenue
Route 4 & Forest Avenue

Ramsey
10 South Franklin Turnpike

Ridgefield
868 Broad Avenue

Ridgewood
103 Franklin Avenue

River Vale
670 Westwood Avenue

Rochelle Park
405 Rochelle Avenue

Tenafly
85 County Road

Waldwick
67 Franklin Turnpike

Wyckoff
356 Franklin Avenue

Essex

Belleville
22 Bloomfield Avenue
237 Washington Avenue
381 Franklin Avenue

Bloomfield
1422 Broad Street
548 Broad Street

Caldwell
15 Roseland Avenue
307 Bloomfield Avenue

Cedar Grove
491 Pompton Avenue

Fairfield
167 Fairfield Road
One Passaic Avenue

Livingston
73 South Livingston Avenue
270 South Livingston Avenue
531 South Livingston Avenue
66 West Mount Pleasant Avenue

Maplewood
142 Maplewood Avenue
740 Irvington Avenue

Millburn
181 Millburn Avenue

Newark
167 Bloomfield Avenue
289 Ferry Street
784 Mount Prospect Avenue

Nutley
171 River Road
371 Franklin Avenue

South Orange
110 Irvington Avenue
115 Valley Street

Upper Montclair
529 Valley Road

West Caldwell
1059 Bloomfield Avenue

West Orange
637 Eagle Rock Avenue

Hudson

Bayonne
522 Broadway

East Newark
710 North 4th Street at Bridge

Harrison
433 Harrison Avenue

Hoboken
305 River Street

Jersey City
46 Essex Street

Kearny
256 Kearny Avenue
72-80 Midland Avenue
100 Central Avenue

North Bergen
8901 Kennedy Boulevard

Secaucus
40 Meadowlands Parkway

Union City
4405 Bergenline Avenue

West New York
5712 Bergenline Avenue

Middlesex

South Plainfield
100 Durham Avenue

Woodbridge
540 Rahway Avenue

Monmouth

Atlantic Highlands
1 Bayshore Plaza

Highlands
301 Shore Drive

Holmdel
2124 Highway 35 South

Keansburg
201 Main Street

Keyport
416 Broad Street & Route 36 East

Lincroft
616 Newman Springs Road

Little Silver
140 Markham Place

Middletown
850 Highway 35 South
760 Highway 35 South at Twinbrook Avenue

Oakhurst
777 West Park Avenue

Red Bank
74 Broad Street
362 Broad Street

Sea Bright
1173 Ocean Avenue

Shrewsbury
465 Broad Street

Morris

Budd Lake
202 Route 46 & Mount Olive Road
342 Route 46 West

Butler
Meadtown Shopping Center

Chatham
375 Main Street

Chester
2 Main Street

Denville
6 Bloomfield Avenue

Dover
100 East Blackwell Street

East Hanover
240 Route 10 West & Murray Road

Florham Park
30 Columbia Turnpike
187 Columbia Turnpike

Jefferson Township
715 Route 15 South

Landing
115 Center Street

Madison
12 Main Street

Mine Hill
271-273 Route 46 West

Morris Plains
51 Gibraltar Drive

Morristown
10 Madison Avenue

Parsippany
120 Baldwin Road
800 Route 46 West

Succasunna
250 Route 10 West

Whippany
54 Whippany Road

Passaic

Clifton
6 Main Avenue
505 Allwood Road
925 Allwood Road
1006 Route 46 West

Little Falls
171 Browertown Road

North Haledon
475 High Mountain Road
5 Sicomac Road

Passaic
128 Market Street
211 Main Avenue
615 Main Avenue
506 Van Houten Avenue
545 Paulison Avenue

Paterson
490 Chamberlain Avenue

Pompton Lakes
516 Wanaque Avenue

Wayne
64 Mountain View Boulevard
200 Black Oak Ridge Road
1200 Preakness Avenue
1345 Willowbrook Mall, Main Mall Entrance
1400 Valley Road
1445 Valley Road
1445 Route 23 South
1504 Route 23 North
1501 Hamburg Turnpike

Somerset

Bound Brook
466 West Union Avenue

Green Brook
302-306 Route 22 West

North Plainfield
1334 Route 22 East
672-6 Somerset Street

Sussex

Branchville
Branchville Square

Franklin
288 Route 23 North

Fredon
410 Route 94 at Willows Road

Sparta
7 Woodport Road

Tranquility
Route 517 at Kennedy Road

Vernon
538 Route 515

Union

Clark
76 Central Avenue

Cranford
117 South Avenue West

Hillside
1300 Liberty Avenue

Mountainside
882 Mountain Avenue

Roselle Park
1 Westfield Avenue

Scotch Plains
1922 Westfield Avenue

Springfield
223 Mountain Avenue

Union
1432 Morris Avenue
2784 Morris Avenue

Westfield
801 Central Avenue

Warren

Belvidere
540 Route 519, Suite 9

Blairstown
152 Route 94

Hackettstown
105 Mill Street

New York

Brooklyn

6117 18th Avenue

Manhattan

62 West 47th Street

90 Franklin Street

93 Canal Street

170 Hudson Street

275 Madison Avenue

295 Fifth Avenue

434 Broadway

776 Avenue of the Americas

924 Broadway

1040 Sixth Avenue

1328 Second Avenue

1569 Third Avenue

Valley National Bancorp

1455 Valley Road
Wayne, NJ 07470
973-305-3380
www.valleynationalbank.com

END